Viasat™

FY 25

Annual Report

A letter to
shareholders
from Mark Dankberg

Dear fellow shareholders,

We enter our 40th year with a long history of technology innovation and growth. We've seen enormous changes in our core satellite markets over those decades and have consistently emerged with stronger competitive positions. One of the keys to our long-term sustained growth has always been to focus on competing effectively in the present, while investing and preparing for the business models and technology of the future. We are fortunate to hold leading market positions and valuable assets in key commercial and government satellite mobility markets. The insights we gain lend increased conviction to our understanding of what those markets need and want, both now and in the future; the technologies that can enable delivering the products and services they desire; and the business models and economic factors that can make our business rewarding for all our stakeholders. The competitive environment is changing rapidly on multiple fronts – technology, use cases and applications, regulatory frameworks, and especially the impact that space technology will have on the prosperity, national security and sovereignty of virtually every nation on earth. Viasat is evolving to respond to those changes – and meet and overcome the very unique challenges of rapid innovation in the high stakes and demanding physical environments of the space industry. This letter offers a view on our recent accomplishments, our near-term goals, and how those near-term goals relate to our longer term objectives.

We achieved important financial and operational milestones in fiscal year 2025, continuing into early fiscal 2026.



Mark Dankberg, Chairman of the Board, Chief Executive Officer and Co-founder

Highlights include:

- Record FY2025 revenue of $4.5 billion.

- Record FY2025 new contract awards of $4.7 billion.

- Record FY2025 Adjusted EBITDA[1] of $1.5 billion.

- Our Defense and Advanced Technologies (DAT) segment grew at a very attractive rate year-over-year. While business patterns can be uneven across periods, FY2025 Q4 new contract awards reached $395 million, which



> We believe that continued growth, a stronger capital structure, and reduced capital intensity will reward shareholders who participate in our journey.

contributed to a DAT segment order backlog of $984 million as of the end of FY2025 – an increase of 50% on a year-over-year basis, and an increase of 6% compared to FY2025 Q3.

- In the latter half of FY2025 we launched our new NexusWave multi-orbit maritime connectivity platform. NexusWave integrates broadband geostationary earth orbit (GEO) satellites, broadband low Earth orbit (LEO) satellites, highly weather-resilient L-band satellites, and shore-based mobile wireless into a seamless, extremely reliable managed network. NexusWave is off to an impressive start, with over 1,000 vessels already under contract before the end of the first quarter of FY2026. Those orders include an attractive mix of upgrades to existing vessels and new subscribers. Installations are ramping up, lending confidence to renewed growth in net vessels in service, which is expected to be followed by renewed growth in revenue in our maritime business. Importantly, the additional bandwidth, speed and features offered by NexusWave is expected to yield meaningfully greater service revenue per vessel, relative to our existing Fleet Express maritime offering.



Airline and passenger feedback on their experience with VS-3 has been very positive, with third-party party passenger satisfaction scores equivalent to that of Starlink LEO service as measured on same/similar routes (primarily U.S. mainland to/from Hawaii).

- We are continuing to enhance our multi-orbit capabilities for all our business lines in addition to what we are currently supporting for government, maritime, and energy services. We see opportunities for extending multi-orbit services to business and commercial aviation in the near to mid term and have reached an agreement to include Telesat's Lightspeed Ka-band LEO constellation when it enters service – which they plan to do in 2027, based on expected initial launches in 2026.

- We integrated the first ViaSat-3 satellite (VS-3 F1) into our global network in FY2025, and it has already served well over 50,000 commercial flights on over 2,000 different aircraft. Airline and passenger feedback on their experience with VS-3 F1 has been very positive, with third-party passenger satisfaction scores equivalent to that of Starlink LEO service as measured on same/similar routes (primarily U.S. mainland to/from Hawaii).

- Our broadband aviation business surpassed over 6,000 commercial aircraft and business jets in service as of the end of FY2025.

- We have continued to add significant new capacity in high demand geographic locations to our global broadband network – integrating multiple third-party satellites into our network. That is



> Increasing return on invested capital and decreasing capital intensity is at the top of our "must do" list – and we believe the benefits are already beginning to be reflected in reduced capital spending and in improved Free Cash Flow (FCF).

expected to enable us to grow our platforms in service and to support much higher bandwidth demand per platform as airlines and ships add new service options that respond to operational and passenger demand, and develop new business models that benefit from more connectivity and improved end user engagement, while continuing to reduce our capital expenditures.

- We have continued to enhance and refine our AI-driven bandwidth demand forecasting tools – and our ability to cost effectively match bandwidth supply to user demand across our global mobility networks. Those tools are contributing to more efficient use of our satellite network and decreasing the capital intensity of the business. Increasing return on invested capital and decreasing capital intensity is at the top of our "must do" list – and we believe the benefits are already beginning to be reflected in reduced capital spending and in improved Free Cash Flow (FCF)[1]. We achieved positive FCF in two quarters during FY2025 and are targeting sustained and growing positive FCF by the end of FY2026.

- In early FY2026 we reached a settlement with Ligado regarding the legacy Inmarsat L-band cooperation agreement. Subject to Bankruptcy Court approval, we expect to receive approximately $568 million dollars in cash payments during FY2026, as well as ongoing quarterly payments of approximately $16 million per quarter with an annual escalator of 3% through 2107. The settlement comprehensively addresses the terms of the cooperation agreement previously entered into by Inmarsat – and preserves the value of Inmarsat's spectrum for both current and substantially enhanced future services, including for the emerging direct-to-device (D2D) market.

- We have initiated business portfolio actions intended to better allow us to assess and capture the value associated with each of our business lines.

- We refinanced over $1.9 billion in debt during FY2025 to strengthen our capital structure and extend maturity dates. We intend to use cash from the Ligado settlement, and other sources, primarily to reduce net debt.

- Gary Chase joined Viasat as CFO in mid-FY2025. His prior experience includes serving as co-CFO at Delta Airlines.

- We added two new members (Bill LaPlante and Michael Paull) to our Board of Directors in the first quarter of FY2026, who replaced the directors that were designated by former Inmarsat shareholders in connection with the Inmarsat acquisition.

- We have set plans in motion to modernize our L-band capabilities. We are working with the Mobile Satellite Services Association (MSSA) to identify and promote the creation of new industry standards that would foster establishment of an ecosystem for multi-tenant, shared satellite and ground network infrastructure that would support multiple different mobile satellite services operators in the L- and S-bands. Think of this as the space "towers" equivalent of terrestrial mobile network tower companies such as American Towers or Crown Castle. Shared infrastructure can reduce the capital intensity of all participating spectrum holders.

- Near the end of FY2025, Viasat was awarded a contract alongside Telespazio to lead the lunar orbiting communications portion of the European Space Agency's Moonlight program.



> We are committed to prudently investing for the future at the same time as we continue to compete effectively in our core franchise businesses and strengthen our capital structure.

Looking ahead we have identified a core set of important objectives for FY2026, including:

- Achieve target key milestones on our satellite roadmap, including launch, deployment and service initiation for VS-3 F2 and F3.

- Achieve significant growth in our fastest growing businesses (e.g. DAT and aviation).

- Return to growth in our maritime business.

- Apply new bandwidth resources (especially from VS-3 F2) to bring greater stability to our U.S. fixed broadband business.

- Support, transition, and evolve our critical government, maritime and aeronautical L-band safety services users to the enhanced capabilities they will need in the fully connected autonomous, unmanned, AI future by leveraging lower cost, more capital-efficient, next-generation space assets.

- Achieve inflection to positive and sustained Free Cash Flow.

- Further strengthen our capital structure by reducing net leverage and refinancing debt on favorable terms, subject to market conditions.

As mentioned at the start of this letter we are committed to prudently investing for the future at the same time as we continue to compete effectively in our core franchise businesses and strengthen our capital structure. We intend to make meaningful progress on our mid-to longer-term goals in FY2026 and beyond:

1. Strengthen capital structure by:

    I.   Continue to reduce and optimize net leverage through debt reduction and Adjusted EBITDA growth.

    II. Drive business model and technical innovations that can meaningfully reduce the capital intensity of our business.

        - Improve asset utilization through continued investment in AI-based demand forecasting tools and bandwidth management tools.

        - Partner with like-minded satellite operators to reduce capital intensity via shared multi-tenant infrastructure.

        - Use state-of-the-art "small-sat" technologies to improve broadband supply with industry-leading productivity, and with much shorter schedules and much smaller increments of capital. Faster production and deployment schedules can substantially improve cash flow and return on invested capital.

2. Defend and grow our core business lines:

    I.   Aviation

    II. Maritime

    III. Government

    IV. Fixed applications including enterprise, civil and consumer

3. Expand into new market (sub)segments in each of our core business lines.

4. Grow selected markets that are adjacent to our core business lines.

5. Continue to groom our business portfolio to retain only those portions with the greatest growth potential and with the most valuable synergies with our core business lines.

We have a keen and thorough understanding of the current state and trajectory of the satellite communications industry earned through decades of experience and our leading market positions. We have encountered more than our share of challenges. The accomplishments outlined in this letter are intended to help investors see that we have a logical and methodical plan to continue to compete and grow in the rapidly expanding broadband and mid-band (L and S) mobility markets.

Our FY2026 plans build on our FY2025 accomplishments and, we believe, position us for sustained accelerated growth in the years ahead. We understand that we have much work to do. We are encouraged by the progress we have made. We believe that continued growth, a stronger capital structure, and reduced capital intensity will reward shareholders who participate in our journey.

As always, I want to take this opportunity to thank our employees for their commitment and dedication, our partners and suppliers for their trust in our business, and our investors for their support.

Sincerely,

Mark Dankberg, Chairman of the Board, Chief Executive Officer and Co-founder

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[1] See p. 97 for a reconciliation of Adjusted EBITDA to net income (loss) attributable to Viasat, Inc. and p. 98 for a reconciliation of free cash flow to net cash provided (used in) operating activities.



Financial performance
Table of contents

Performance graph

The following graph shows the value of an investment of $100 in cash on March 31, 2020 in (1) Viasat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P SmallCap 600 Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of Viasat, except to the extent that Viasat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

We are an innovative, global provider of communications technologies and services, focused on making connectivity accessible, available and secure for current and future customers worldwide. By leveraging our own satellite fleet and its advantages, existing national operator partnerships, plus coverage and capacity from leading third-party satellites and constellations, our services are designed to provide customers with the essential capacity density, market access, speed, bandwidth and responsiveness they need. Our end-to-end multi-band platform of satellites, ground infrastructure and user terminals enables us to provide a wide array of cost-effective, high-quality broadband, narrowband and other connectivity solutions to aviation, maritime, enterprise, consumer, military and government users around the globe, whether on the ground, in the air or at sea. In addition, our government business includes a portfolio of communications gateways; situational awareness and command and control products and services; satellite communication products and services across various frequency bands; and cybersecurity and information assurance products and services. We believe that our diversification strategy—anchored in a broad portfolio of customer-centric products and services and supported by our fleet of broadband and narrowband satellites—our vertical integration and our ability to effectively cross-deploy technologies between government and commercial applications and segments as well as across different geographic markets, provide us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. We conduct our business through two segments: communication services and defense and advanced technologies. We changed our segment reporting structure at the beginning of fiscal year 2025, and accordingly our results of operations for fiscal years 2024 and 2023 have been recast to reflect this new reporting structure in this report.

Communication Services

Our communication services segment provides a wide range of broadband and narrowband communications solutions across government and commercial mobility markets, as well as for residential and enterprise fixed broadband customers. In addition, this segment includes the development and sale of a wide array of advanced satellite and wireless products and terminals that support or enable the provision of fixed and mobile broadband and narrowband services. We design, develop and produce space system solutions for multiple orbital regimes, including geostationary earth orbit (GEO), medium earth orbit (MEO) and low earth orbit (LEO).

The following are the primary business lines in our communication services segment:

- Aviation, which includes industry-leading in-flight connectivity (IFC) services, narrowband safety operational data services and other complementary services and applications for commercial aircraft, business jets and unmanned aircraft.

- Government satcom, which includes various broadband and narrowband products and services for both fixed and mobile communications that provide military and government users with secure, high-speed, real-time broadband and multimedia connectivity in key regions of the world, as well as tactical line-of-sight and beyond-line-of-sight communications, Intelligence Surveillance and Reconnaissance services and L-band Advanced Communications Element terminals.

- Maritime, which includes high-quality, resilient satellite-based broadband and narrowband communications services around the globe to commercial shipping fleets, offshore service vessel operators and commercial fishing companies, as well as NexusWave, a fully managed multi-layer connectivity service for merchant shipping companies.

- Fixed services and other, which includes high-speed, high-quality, reliable fixed broadband internet services to businesses and residential users (primarily in the United States as well as in various countries in Europe and Latin America), enterprise connectivity solutions, Internet-of-Things and other narrowband services (such as L-band managed services that enable real-time machine-to-machine position or high-value asset tracking), energy services, and prepaid internet services that provide innovative, affordable, satellite-based connectivity in communities that have little or no access to the internet.

Defense and Advanced Technologies

Our defense and advanced technologies segment develops and offers a diverse array of resilient, vertically integrated solutions to government and commercial customers, leveraging our core technical competencies in encryption, cyber security, tactical gateways, modems and waveforms.

The following are the primary business lines in our defense and advanced technologies segment:

- Information security and cyber defense, which comprises a variety of high-quality networking, cybersecurity and information assurance products and services that provide advanced, high-speed IP-based "Type 1" and High Assurance Internet Protocol Encryption (HAIPE®)-compliant encryption solutions that enable military and government users to communicate information securely, and that protect the integrity of data stored on computers and storage devices. Information security and cyber defense also includes our Move Out/Jump Out expeditionary tactical gateway family of products.

- Space and mission systems, which includes specialized design and technology services covering all aspects of satellite communication system architecture, networks and technology, including state-of-the-art government satellite communication systems, mobile and fixed broadband modems, ground and airborne terminals, antennas and gateways for terrestrial and satellite customer applications, Ka-band earth stations and other multi-band/multi-function antennas, as well as products designed for manpacks, aircraft, unmanned aerial vehicles, seagoing vessels, ground-mobile vehicles, space-based systems and fixed applications. Space and mission systems also includes the design and development of the architecture of high-capacity Ka-band GEO satellites and the associated satellite payload and antenna technologies (both for our own satellite fleet as well as for third parties), and special purpose LEO and MEO satellites and other small satellite platforms.

- Tactical networking, which provides resilient communications designed for on-the-move or on-the-pause operations in a multi-domain battlespace with friendly force tracking and narrowband solutions. Tactical networking includes the products and services offered by TrellisWare Technologies, Inc..

- Advanced technologies and other, which includes commercial communication satellite product development, orchestration of sovereign and multi-orbit solutions, products focused on emerging growth markets (such as direct-to-device) and intellectual property licensing revenues.

Factors and Trends Affecting our Results of Operations

We believe that the performance of our business and our results of operations in a given period are driven by various factors, including:

- increasing levels of competition in the markets in which we compete;

- the extent and stage of our satellite design, construction and launch activities, the associated level of investment required, the impact of any construction or launch delays, operational or launch failures or satellite anomalies or deployment issues, and the impact of bringing newly launched satellites into commercial service and associated ramp-up activities and costs (see the discussion below under "Satellite-Related Activities");

- our ability to manage available bandwidth ahead of new satellites entering commercial service;

- our ability to maintain the health, capacity, control and level of service of our satellite fleet, or the existence or occurrence of any malfunctions or anomalies in or other disruptions to our satellites;

- the availability of third-party satellite bandwidth and network infrastructure that we rely on to provide our services;

- the extent of growth in uptake of our in-flight services by commercial airlines and business jets, the number of aircraft retrofitted or installed with our IFC systems, and the rate of revenue growth in our IFC-related businesses in our communication services segment, as well as the impact of the grounding or slowdown in manufacture of aircraft related to aircraft safety, maintenance, original equipment manufacturer delays or other issues;

- the rate of growth in worldwide demand for mobile and fixed broadband connectivity, including growth in the number of aircraft and vessels in service, passengers, internet users, applications and connected devices;

- the rate of technological innovation and change in the industries in which we operate, and the introduction of new competing technologies, products and services by new and existing competitors;

- the global business environment and economic conditions, including changes in interest rates, credit conditions, debt levels, consumer confidence, discretionary spending levels, rates of inflation, unemployment rates, energy costs, geopolitical issues, tariffs and other macro-economic factors;

- changes in the levels of our research and development (R&D) spending, including the effects of associated tax credits;

- the timing and impact of acquisitions and divestitures (such as the Inmarsat Acquisition (as defined below) and transaction-related or integration costs and any incurrence or repayment of indebtedness in connection therewith;

- seasonal effects related to the timing of contract awards, the timing and availability of U.S. Government funding, and the timing of product deliveries and customer acceptance, as well as increased demand for IFC services from airline passengers during peak holiday and summer travel periods and subscriber activity for our fixed broadband services related to traditional retail selling periods in our communication services segment;

- the marketing and pricing strategies of our competitors with respect to competing technologies, products and services;

- our ability to implement (on a timely basis) our technology roadmap and the associated investments and costs, as well as market acceptance and the timing of availability of our new products and services;

- the timing, quantity and mix of products and services sold in each of our segments;

- the complex and lengthy procurement process for many of our customers, particularly in our government satcom business and defense and advanced technologies segment, the impact of a failure to receive an expected order or a deferral of an order to a later period, and the timing of or effect of delays in obtaining government product certifications;

- the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods, and the impact of cost overruns (due to inflation or otherwise) on fixed-price development contracts;

- the timing of customer payments under significant contracts;

- our reliance on a few significant customers, particularly agencies of the U.S. Government, for a significant percentage of our revenues, as a result of which the loss or decline in business with any of these customers may negatively impact our revenue and collectability of related accounts receivable;

- our reliance on a global supply chain, including contract manufacturers and single-source or limited groups of suppliers; the impact of supply chain bottlenecks, and our ability to purchase or favorably price component parts that are periodically subject to shortages or supply chain disruptions resulting from surges in demand, natural disasters, tariffs, wars and other conflicts or other events;

- varying subscriber addition, churn and average revenue per user (ARPU) rates for our fixed broadband businesses and mix of wholesale and retail subscribers;

- one-time charges to operating income arising from items such as costs and expenses, relating to acquisitions or divestitures, impairment of assets and write-offs of assets related to customer non-payments or obsolescence;

- changes in laws, regulations and interpretations affecting our business, including changes affecting spectrum availability or permitted uses;

- our ability to generate sufficient cash flows to repay our indebtedness; and

- the impact of public health crises, such as the COVID-19 pandemic, and the return to normalization after associated disruptions, such as the timing of return to normalization of government acquisition processes and pre-pandemic global airline traffic levels following COVID-19-related disruptions.

We may see some negative impacts on revenues and operating cash flows from our aviation businesses in fiscal year 2026 and potentially beyond, as a result of the impacts of regulatory oversight, approvals for new model aircraft and lingering global supply chain issues on the timely deliveries of aircraft to our commercial airline customers.

See also "Business–Segments" in Part I, Item 1 of our most recent Annual Report on Form 10-K for a discussion of what we believe to be key drivers for future growth in each of our segments.

Inmarsat Acquisition

On May 30, 2023, we completed the acquisition of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (Inmarsat Holdings and, together with its subsidiaries, Inmarsat), in exchange for approximately $550.7 million in cash and 46.36 million shares of our common stock (the Inmarsat Acquisition).

The assets and results of operations of Inmarsat are included in our communication services segment for the period following the closing of the Inmarsat Acquisition on May 30, 2023.

Sale of Link-16 TDL Business

On January 3, 2023, we completed the sale of certain assets and assigned certain liabilities comprising our Link-16 Tactical Data Links Business (the Link-16 TDL Business) to L3Harris Technologies, Inc. (L3Harris) in exchange for approximately $1.96 billion in cash, subject to certain adjustments (the Link-16 TDL Sale). Unless otherwise noted, discussion throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations relates to our continuing operations only and excludes the Link-16 TDL Business. See Note 5 — Discontinued Operations to our consolidated financial statements for additional information.

Satellite-Related Activities

Our complementary fleet of 23 in service or operational satellites spans the Ka-, L- and S-bands, enabling us to provide a wide array of high-quality broadband and narrowband services with near global coverage (including strong oceanic coverage) with greater redundancy and resiliency.

We launched the first of our third-generation ViaSat-3 class satellites, ViaSat-3 F1, into orbit on April 30, 2023, and on July 12, 2023, we reported a reflector deployment issue that materially impacted the performance of the ViaSat-3 F1 satellite. On August 24, 2023, we reported that the I-6 F2 satellite, which was launched in February 2023, suffered a power subsystem anomaly during its orbit raising phase, and concluded that the satellite would not operate as intended. See Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites to our consolidated financial statements for more information.

We expect to continue to invest in independent research and development (IR&D) as we continue our focus on leadership and innovation in satellite and space technologies, including for the development of any new generation satellite designs and next-generation satellite network solutions. The level of our investment in a given fiscal year will depend on a variety of factors, including the stage of development of our satellite projects, new market opportunities and our overall operating performance. By leveraging our own satellite fleet and its unique advantages, existing national operator partnerships, plus coverage and capacity from leading third-party satellites and constellations, our services are designed to provide customers with the essential capacity density, market access, speed, bandwidth and responsiveness they need. Importantly, we have continued to innovate advanced multi-orbit resource management techniques to reduce costs and expand geographic coverage to better serve the unique needs of each mobility and defense customer. In forming key partnerships with multiple GSO and NGSO operators, we are well-positioned to support delivery of Viasat's next-generation services, achieve industry-leading resource utilization, and drive capital efficiency. In parallel, we are working to ensure equitable access to finite space resources and support regulatory certainty enabling multi-orbit solutions and related infrastructure to thrive in a shared and sustainable way.

As we continue to build and expand our global network and satellite fleet, from time to time we enter into satellite construction agreements for the construction and purchase of additional satellites and (depending on the satellite design) the integration of our payload and technologies into the satellites. See Note 14 — Commitments to our consolidated financial statements for information as of March 31, 2025 regarding our future minimum payments under our satellite construction contracts and other satellite-related purchase commitments (including satellite performance incentive obligations) for the next five fiscal years and thereafter. The total project cost to bring a new satellite into service will depend, among other things, on the scope and timing of the earth station infrastructure roll-out and the method used to procure fiber or other access to the earth station infrastructure. Our total cash funding of a satellite project may be reduced through third-party agreements, such as potential joint service offerings and other strategic partnering arrangements.

In connection with the launch of any new satellite and the commencement of commercial service on the satellite, we expect to incur additional operating costs that negatively impact our financial results. For example, when ViaSat-2 was placed in commercial service in the fourth quarter of fiscal year 2018, this resulted in additional operating costs during the ramp-up period prior to service launch and in the fiscal year following service launch. These increased operating costs included depreciation, amortization of capitalized software development, earth station connectivity, marketing and advertising costs, logistics, customer care and various support systems. In addition, interest expense increased during fiscal year 2019 as we no longer capitalized the interest expense relating to the debt incurred for the construction of ViaSat-2 and the related gateway and networking equipment once the satellite was in commercial service. As services using the new satellite scaled, however, our revenue base for broadband services expanded and we gained operating cost efficiencies, which together yielded incremental segment earnings contributions. We anticipate that we will incur a similar cycle of increased operating costs and constrained bandwidth supply as we prepare for and launch commercial services on future satellites, including our ViaSat-3 constellation, followed by increases in revenue base and in scale. However, there can be no assurance that we will be successful in significantly increasing revenues or achieving or maintaining operating profit in our communication services segment, and any such gains may also be offset by investments in our global business. In addition, we may experience capacity constraints on our existing satellites in the lead-up to the commencement of commercial service on new satellites, such as the capacity constraints we have been experiencing since fiscal year 2023 pending our ViaSat-3 constellation entering commercial service.

Sources of Revenues

Our communication services segment revenues are primarily derived from our aviation services (including IFC services), government satcom services, maritime services (including narrowband and safety of communication capabilities), fixed broadband services, and energy services, as well as a wide array of advanced satellite and wireless products, networks and terminal solutions that support or enable the provision of fixed and mobile broadband and narrowband services.

Our defense and advanced technologies segment revenues are primarily derived from our information security and cyber defense, space and mission systems, tactical networking, and advanced technologies and other, products and services, which are provided to government and commercial customers.

Our revenues are primarily derived from two types of contracts: fixed-price and cost-reimbursement contracts. Fixed-price contracts (which require us to provide products and services under a contract at a specified price) comprised approximately 96%, 95% and 93% of our total revenues for fiscal years 2025, 2024 and 2023, respectively, a majority of which were reported in our communication services segment. The remainder of our revenues for such periods was derived primarily from cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit), which contracts were mainly reported within our defense and advanced technologies segment.

Historically, a portion of our revenues has been derived from customer contracts that include the development of products, mainly reported within the defense and advanced technologies segment. The development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. See Note 1 — The Company and a Summary of Its Significant Accounting Policies to our consolidated financial statements for additional information.

To date, our ability to grow and maintain our revenues in each of our communication services and defense and advanced technologies segments has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

Revenue recognition

We apply the five-step revenue recognition model under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (commonly referred to as ASC 606) to our contracts with our customers. Under this model, we (1) identify the contract with the customer, (2) identify our performance obligations in the contract, (3) determine the transaction price for the contract, (4) allocate the transaction price to our performance obligations and (5) recognize revenue when or as we satisfy our performance obligations. These performance obligations generally include the purchase of services (including broadband capacity and the leasing of broadband equipment), the purchase of products, and the development and delivery of complex equipment built to customer specifications under long-term contracts. Taxes imposed by governmental authorities on our revenues, such as sales taxes and value added taxes, are excluded from net sales.

The timing of satisfaction of performance obligations may require judgment. We derive a substantial portion of our revenues from contracts with customers for services, primarily consisting of connectivity services. These contracts typically require advance or recurring monthly payments by the customer. Our obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed). We evaluate whether broadband equipment provided to our customers as part of the delivery of connectivity services represents a lease in accordance with the authoritative guidance for leases (ASC 842). As discussed in Note 1 — The Company and a Summary of Its Significant Accounting Policies — Leases to our consolidated financial statements, for broadband equipment leased to customers in conjunction with the delivery of connectivity services, we account for the lease and non-lease components of connectivity service arrangements as a single performance obligation as the connectivity services represent the predominant component.

We also derive a portion of our revenues from contracts with customers to provide products. Performance obligations to provide products are satisfied at the point in time when control is transferred to the customer. These contracts typically require payment by the customer upon passage of control and determining the point at which control is transferred may require judgment. To identify the point at which control is transferred to the customer, we consider indicators that include, but are not limited to, whether (1) we have the present right to payment for the asset, (2) the customer has legal title to the asset, (3) physical possession of the asset has been transferred to the customer, (4) the customer has the significant risks and rewards of ownership of the asset, and (5) the customer has accepted the asset. For product revenues, control generally passes to the customer upon delivery of goods to the customer.

Our contracts with the U.S. Government typically are subject to the Federal Acquisition Regulation (FAR) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services provided under U.S. Government contracts. The pricing for non-U.S. Government contracts is based on the specific negotiations with each customer. Under the typical payment terms of our U.S. Government fixed-price contracts, the customer pays us either performance-based payments (PBPs) or progress payments. PBPs are interim payments based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments based on a percentage of the costs incurred as the work progresses. Because the customer can often retain a portion of the contract price until completion of the contract, our U.S. Government fixed-price contracts generally result in revenue recognized in excess of billings which we present as unbilled accounts receivable on the balance sheet. Amounts billed and due from our customers are classified as receivables on the balance sheet. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For our U.S. Government cost-type contracts, the customer generally pays us for our actual costs incurred within a short period of time. For non-U.S. Government contracts, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these advance payments in excess of revenue recognized and present it as collections in excess of revenues and deferred revenues on the balance sheet. An advance payment is not typically considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to us and we have an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress for our contracts because that best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity and the costs of overhead. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is determined. A one percent variance in our future cost estimates on open fixed-price contracts as of March 31, 2025 would change our income (loss) before income taxes by an insignificant amount.

The evaluation of transaction price, including the amounts allocated to performance obligations, may require significant judgments. Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue, and, where applicable, the cost at completion, is complex, subject to many variables and requires significant judgment. Our contracts may contain award fees, incentive fees, or other provisions, including the potential for significant financing components, that can either increase or decrease the transaction price. These amounts, which are sometimes variable, can be dictated by performance metrics, program milestones or cost targets, the timing of payments, and customer discretion. We estimate variable consideration at the amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. In the event an agreement includes embedded financing components, we recognize interest expense or interest income on the embedded financing components using the effective interest method. This methodology uses an implied interest rate which reflects the incremental borrowing rate which would be expected to be obtained in a separate financing transaction. We have elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Estimating standalone selling prices may require judgment. When available, we utilize the observable price of a good or service when we sell that good or service separately in similar circumstances and to similar customers. If a standalone selling price is not directly observable, we estimate the standalone selling price by considering all information (including market conditions, specific factors, and information about the customer or class of customer) that is reasonably available.

Deferred costs to obtain or fulfill contract

Under ASC 340-40, Other Assets and Deferred Costs — Contracts with Customers, we recognize an asset from the incremental costs of obtaining a contract with a customer if we expect to recover those costs. The incremental costs of obtaining a contract are those costs that we incur to obtain a contract with a customer that we would not have incurred if the contract had not been obtained. ASC 340-40 also requires the recognition of an asset from the costs incurred to fulfill a contract when (1) the costs relate directly to a contract or to an anticipated contract that we can specifically identify, (2) the costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and (3) the costs are expected to be recovered. We recognize an asset related to commission costs incurred primarily in our communication services segment and recognize an asset related to costs incurred to fulfill contracts. Costs to acquire customer contracts are amortized over the estimated customer contract life. Costs to fulfill customer contracts are amortized in proportion to the revenue to which the costs relate. For contracts with an estimated amortization period of less than one year, we expense incremental costs immediately.

Property, equipment and satellites

Property, equipment and satellites, net includes our owned and leased satellites and the associated earth stations and networking equipment, as well as the customer premise equipment units which are leased to customers as part of our communication services segment.

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentive payments expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. We also construct earth stations, network operations systems and other assets to support our satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in commercial service, we estimate the useful life of our satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. We periodically review the remaining estimated useful life of our satellites to determine if revisions to the estimated useful lives are necessary.

Leases

In accordance with ASC 842, we assess at contract inception whether the contract is, or contains, a lease. Generally, we determine that a lease exists when (1) the contract involves the use of a distinct identified asset, (2) we obtain the right to substantially all economic benefits from use of the asset, and (3) we have the right to direct the use of the asset. A lease is classified as a finance lease when one or more of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or (5) the asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria.

At the lease commencement date, we recognize a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of our incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of our real estate lease agreements require variable lease payments that do not depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease expense for finance leases consists of the depreciation of assets obtained under finance leases on a straight-line basis over the lease term and interest expense on the lease liability based on the discount rate at lease commencement. For both operating and finance leases, lease payments are allocated between a reduction of the lease liability and interest expense.

For broadband equipment leased to customers in conjunction with the delivery of connectivity services, we have made an accounting policy election not to separate the broadband equipment from the related connectivity services. The connectivity services are the predominant component of these arrangements. The connectivity services are accounted for in accordance ASC 606. We are also a lessor for certain insignificant communications equipment. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

Business combinations

The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, and assumed liabilities, where applicable. Additionally, we recognize technology, contracts and customer relationships, orbital slots and spectrum assets, trade names and other as identifiable intangible assets, which are recorded at fair value as of the transaction date. Goodwill is recorded when consideration transferred exceeds the fair value of identifiable assets and liabilities. Measurement-period adjustments to assets acquired and liabilities assumed with a corresponding offset to goodwill are recorded in the period they occur, which may include up to one year from the acquisition date. Contingent consideration is recorded at fair value at the acquisition date.

Impairment of long-lived and other long-term assets (property, equipment and satellites, and other assets, including goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. Except for the impairment related to our exit from certain locations in EMEA markets, disposal of certain related assets and termination of certain related long-term contracts in the fourth quarter of fiscal year 2025, the impairment related to certain of our satellites under construction and satellite programs in the second and third quarters of fiscal year 2024 (as discussed in Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites below), and the impairment of certain right-of-use assets in the fourth quarter of fiscal year 2023, no other material impairments were recorded by us for fiscal years 2025, 2024 and 2023. See Note 7 — Leases to our consolidated financial statements for additional information.

We account for our goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). Current authoritative guidance allows us to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after completing the qualitative assessment, we determine that it is more likely than not that the estimated fair value is greater than the carrying value, we conclude that no impairment exists. Alternatively, if we determine in the qualitative assessment that it is more likely than not that the fair value is less than its carrying value, then we perform a quantitative goodwill impairment test to identify both the existence of an impairment and the amount of impairment loss, by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than the carrying value, then a goodwill impairment charge will be recognized in the amount by which the carrying amount exceeds the fair value, limited to the total amount of goodwill allocated to that reporting unit. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

In accordance with ASC 350, we assess qualitative factors to determine whether goodwill is impaired. The qualitative analysis includes assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or our competitive environment since the acquisition date, (3) changes in the overall economy, our market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies' total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Furthermore, in addition to qualitative analysis, we believe it is appropriate to conduct a quantitative analysis periodically as a prudent review of our reporting unit goodwill fair values. Our quantitative analysis estimates the fair values of the reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flow is based on our best estimate of each reporting unit's future revenue and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor resources, general market conditions, successful launch of our satellites currently under construction and other relevant factors. Based on a quantitative analysis for fiscal year 2025, we concluded that estimated fair values of our reporting units exceed their respective carrying values.

Based on our qualitative and quantitative assessment performed during the fourth quarter of fiscal year 2025, we concluded that it was more likely than not that the estimated fair value of each of our reporting units exceeded their related carrying value as of March 31, 2025.

Income taxes and valuation allowance on deferred tax assets

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis to determine if the weight of available evidence suggests that an additional valuation allowance is needed. In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the event that our estimate of taxable income is less than that required to utilize the full amount of any deferred tax asset, a valuation allowance is established, which would cause a decrease to income in the period such determination is made.

Our analysis of the need for a valuation allowance on deferred tax assets considered historical as well as forecasted future operating results, the reversal of temporary differences, taxable income in prior carryback years (if permitted), and the availability of tax planning strategies. Additionally, in our analysis, we also considered the fact that ASC 740 places more weight on the objectively verifiable evidence of current pre-tax losses and recent events than forecasts of future profitability.

Accruals for uncertain tax positions are provided for in accordance with ASC 740. Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance addresses the derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business, there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

Results of Operations

The following table presents, as a percentage of total revenues, income statement data of our continuing operations for the periods indicated:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
Revenues:	100%	100%	100%
Service revenues	71	70	63
Product revenues	29	30	37
Operating expenses:			
Cost of service revenues	46	45	43
Cost of product revenues	21	23	29
Selling, general and administrative (including ground network (FY25), satellite (FY24) impairment and related charges, net — see Note 1)	26	44	28
Independent research and development	3	4	5
Amortization of acquired intangible assets	6	5	1
Income (loss) from continuing operations	(2)	(21)	(6)
Interest (expense) income, net	(7)	(7)	—
(Loss) gain on extinguishment of debt, net (see Note 8)	(2)	—	—
Income (loss) from continuing operations before income taxes	(12)	(28)	(6)
(Provision for) benefit from income taxes from continuing operations	—	3	(2)
Net income (loss) from continuing operations	(12)	(24)	(8)
Net income (loss) from discontinued operations, net of tax	—	—	51
Net income (loss) attributable to Viasat, Inc.	(13)	(25)	42

Fiscal Year 2025 Compared to Fiscal Year 2024

Revenues

	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
(In millions, except percentages)	March 31, 2025	March 31, 2024		
Service revenues	$ 3,225.8	$ 3,004.6	$ 221.2	7%
Product revenues	1,293.8	1,279.2	14.6	1%
Total revenues	$ 4,519.6	$ 4,283.8	$ 235.8	6%

Our total revenues increased by $235.8 million as a result of a $221.2 million increase in service revenues and a $14.6 million increase in product revenues. The increase in service revenues was primarily due to a $223.8 million increase in our communication services segment. The increase in product revenues was due to an increase of $81.5 million in our defense and advanced technologies segment, partially offset by a $66.9 million decrease in our communication services segment.

Cost of revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2025	March 31, 2024		
Cost of service revenues	$ 2,091.7	$ 1,928.7	$ 163.0	8%
Cost of product revenues	937.9	973.4	(35.5)	(4)%
Total cost of revenues	$ 3,029.6	$ 2,902.1	$ 127.5	4%

Cost of revenues increased by $127.5 million due to a $163.0 million increase in cost of service revenues, partially offset by a $35.5 million decrease in cost of product revenues. The increase in cost of service revenues was primarily due to increased service revenues, mainly driven by our communication services segment, resulting in a $142.0 million increase in cost of service revenues on a constant margin basis, as well as lower margins primarily in our defense and advanced technologies segment. The cost of product revenue decrease was primarily attributable to higher margins, mainly in our defense and advanced technologies segment, due to a higher mix of our product revenues associated with royalty and licensing agreements versus hardware and other product related revenues.

Selling, general and administrative expenses

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2025	March 31, 2024		
Selling, general and administrative	$ 1,181.1	$ 1,893.7	$ (712.6)	(38)%

We experienced net losses of $905.5 million related to satellite impairment, including liabilities associated with the termination of certain subcontractor agreements, net of estimated insurance claim receivables in fiscal year 2024, and $169.4 million impairment related to ground network as a result of our exit activities from certain locations in EMEA markets in fiscal year 2025, which were recorded in our communication services segment for both periods. After excluding these net losses, selling, general and administrative (SG&A) expenses increased by $23.5 million, primarily driven by a $50.2 million increase in support costs and partially offset by a $24.7 million decrease in sales and marketing costs, both of which were mainly in our communication services segment. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, acquisition and transaction related expenses, facilities, finance, contract administration and general management.

Independent research and development

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2025	March 31, 2024		
Independent research and development	$ 142.4	$ 150.7	$ (8.3)	(6)%

The $8.3 million decrease in IR&D expenses was primarily attributable to a $21.5 million decrease in our communication services segment (primarily related to next-generation consumer broadband integrated networking technologies), partially offset by a $13.3 million increase in our defense and advanced technologies segment (primarily related to other advanced technologies).

Amortization of acquired intangible assets

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives, which range from two to 12 years. The $36.8 million increase in amortization of acquired intangible assets in fiscal year 2025 compared to the prior fiscal year was primarily related to a full year of amortization of acquired intangibles as a result of the Inmarsat Acquisition in May 2023, compared to only ten months in the prior year period. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

	Amortization (In thousands)
Expected for fiscal year 2026	$ 263,329
Expected for fiscal year 2027	263,329
Expected for fiscal year 2028	263,291
Expected for fiscal year 2029	262,266
Expected for fiscal year 2030	247,160
Thereafter	971,402
	$ 2,270,777

Interest income

The $12.3 million decrease in interest income for fiscal year 2025 compared to fiscal year 2024 was primarily due to the interest income received from a litigation settlement in the prior year period (see Note 15 — Contingencies to our consolidated financial statements) and the lower interest earned as a result of lower average invested balance in combination with lower interest rate.

Interest expense

The $21.5 million increase in interest expense in fiscal year 2025 compared to fiscal year 2024 was primarily the result of the effects of increased interest expense arising from our increased level of indebtedness following the closing of the Inmarsat Acquisition in May 2023 and the refinancing of certain debt at a higher interest rate.

Income taxes

The income tax benefit in fiscal year 2025 primarily reflected the tax benefit from our loss before income taxes, partially offset by a valuation allowance recorded against our U.S. net deferred tax assets. The income tax benefit in fiscal year 2024 primarily reflected the tax benefit from our loss before income taxes, partially offset by a valuation allowance recorded against our U.S. net deferred tax assets. Our valuation allowance against deferred tax assets increased from $353.6 million at March 31, 2024 to $430.5 million at March 31, 2025. The valuation allowance relates to federal, state, and foreign net operating loss carryforwards, federal and state R&D tax credit carryforwards and foreign tax credit carryforwards.

Segment Results for Fiscal Year 2025 Compared to Fiscal Year 2024

Communication Services Segment

Revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2025	March 31, 2024		
Segment service revenues	$ 3,022.3	$ 2,798.5	$ 223.8	8%
Segment product revenues	276.1	343.0	(66.9)	(20)%
Total segment revenues	$ 3,298.5	$ 3,141.5	$ 156.9	5%

Our communication services segment revenues increased by $156.9 million due to a $223.8 million increase in service revenues, partially offset by a $66.9 million decrease in product revenues. The Inmarsat Acquisition contributed approximately $329.6 million to the increase in service revenues in our communication services segment, as a result of a full year of contribution compared to only ten months in the prior year period coupled with higher revenues contributed by Inmarsat in the current year period. Furthermore, with respect to segment service revenues, the inclusion of a full year of contribution from Inmarsat, the Inmarsat service revenue increase year-over-year and growth in our aviation services were partially offset by an expected decrease in service revenues from fixed services and other as we continued to allocate a greater proportion of our bandwidth to our IFC business in preference to our U.S. fixed services business due to bandwidth constraints. The IFC service revenue increase was driven primarily by the increase in the number of commercial aircraft and business jets receiving our in-flight services through our IFC systems, with our IFC systems installed and in service on approximately 4,120 commercial aircraft (of which approximately 90 were inactive mostly due to standard aircraft maintenance) and approximately 2,000 business jets as of March 31, 2025, compared to approximately 3,720 commercial aircraft (of which approximately 70 were inactive at quarter end mostly due to standard aircraft maintenance) and approximately 1,800 business jets as of March 31, 2024. The decrease in segment product revenues was primarily driven by a $56.0 million decrease in aviation products, due to accelerated IFC terminal deliveries in the prior year period, and a $16.4 million decrease in government satcom.

Segment operating profit (loss)

(In millions, except percentages)	Fiscal Years Ended		Dollar (Increase) Decrease	Percentage (Increase) Decrease
	March 31, 2025	March 31, 2024		
Segment operating profit (loss)	$ (50.2)	$ (817.1)	$ 766.8	94%
Percentage of segment revenues	(2)%	(26)%		

The decrease in our communication services segment operating loss was primarily due to the recording of satellite impairment and related charges, net of estimated insurance claim receivables of approximately $905.5 million in the prior year period, as described above, and higher earnings contributions of $40.7 million, mainly due to increased service revenues as a result of the Inmarsat Acquisition. We also experienced a $21.5 million decrease in IR&D expenses (primarily related to next-generation consumer broadband integrated networking technologies). The decrease in segment operating loss was partially offset by a $169.4 million impairment related to ground network as a result of our exit activities from certain locations in EMEA markets, recorded in the fourth quarter of fiscal year 2025, as well as an increase of $31.5 million in SG&A expenses (reflecting the inclusion of a full year of Inmarsat SG&A costs in the current year period compared to only ten months of Inmarsat SG&A costs in the prior year period).

Defense and advanced technologies segment

Revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2025	March 31, 2024		
Segment service revenues	$ 203.4	$ 206.1	$ (2.7)	(1)%
Segment product revenues	1,017.7	936.1	81.5	9%
Total segment revenues	$ 1,221.1	$ 1,142.2	$ 78.9	7%

Our defense and advanced technologies segment revenues increased by $78.9 million due to an $81.5 million increase in product revenues, partially offset by a $2.7 million decrease in service revenues. The increase in segment product revenues was primarily due to a $117.5 million increase in tactical networking (mostly related to tactical terrestrial networking), and a $23.4 million increase in information security and cyber defense. The increase in segment product revenues was partially offset by $58.2 million of lower contributions from certain licensing agreements related to a litigation settlement, in advanced technologies and other in the current year period (see Note 15 — Contingencies to our consolidated financial statements for more information). The decrease in segment service revenues was primarily due to a $6.6 million decrease in information security and cyber defense, partially offset by a $3.9 million increase in space and mission systems.

Segment operating profit (loss)

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2025	March 31, 2024		
Segment operating profit (loss)	$ 216.7	$ 154.4	$ 62.3	40%
Percentage of segment revenues	18%	14%		

The increase in our defense and advanced technologies segment operating profit was primarily due to higher earnings contributions of $67.6 million, mainly driven by increased revenues and improved margins in tactical networking products, with a higher mix of our tactical terrestrial networking product revenues associated with royalty and licensing agreements versus hardware and other product related revenues, as well as lower SG&A costs of $8.0 million. The increase in operating profit was partially offset by a $13.3 million increase in IR&D expenses (primarily related to other advanced technologies products).

Fiscal Year 2024 Compared to Fiscal Year 2023

Revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Service revenues	$ 3,004.6	$ 1,602.0	$ 1,402.6	88%
Product revenues	1,279.2	954.1	325.0	34%
Total revenues	$ 4,283.8	$ 2,556.2	$ 1,727.6	68%

Our total revenues grew by $1,727.6 million as a result of a $1,402.6 million increase in service revenues and a $325.0 million increase in product revenues, which increases reflected ten months of contribution from the Inmarsat Acquisition in fiscal year 2024. The service revenue increase was due to increases of $1,362.9 million in our communication services segment and $39.7 million in our defense and advanced technologies segment. The increase in product revenues was driven primarily by increases of $251.1 million in our defense and advanced technologies segment and $73.9 million in our communication services segment.

Cost of revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Cost of service revenues	$ 1,928.7	$ 1,098.3	$ 830.4	76%
Cost of product revenues	973.4	736.4	236.9	32%
Total cost of revenues	$ 2,902.1	$ 1,834.8	$ 1,067.3	58%

Cost of revenues increased by $1,067.3 million due to an increase of $830.4 million in cost of service revenues and $236.9 million in cost of product revenues. The cost of service revenues increase was primarily due to increased service revenues, mainly in our communication services segment, causing a $961.6 million increase in cost of service revenues on a constant margin basis. The increase in cost of service revenues was partially offset by higher margins, primarily driven by our communication services segment. The cost of product revenue increase was primarily due to increased product revenues, mainly from our defense and advanced technologies segment, causing a $230.3 million increase in cost of product revenues on a constant margin basis, prior to the effects of product revenues related to the one-time benefit from a litigation settlement (see Note 15 — Contingencies to our consolidated financial statements for more information). The increase in cost of product revenues was further increased by lower margins, primarily driven by our communication services segment.

Selling, general and administrative expenses

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Selling, general and administrative	$ 1,893.7	$ 718.6	$ 1,175.0	164%

The $1,175.0 million increase in SG&A expenses was driven primarily by a net loss of approximately $905.5 million related to satellite impairment, including liabilities associated with the termination of certain subcontractor agreements, net of estimated insurance claim receivables recorded in our communication services segment, and also reflected acquisition and integration costs associated with the Inmarsat Acquisition. See Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites to our consolidated financial statements for more information. Additionally, we experienced an increase in support costs of $212.6 million, primarily in our communication services segment, which reflected the inclusion of ten months of support costs relating to the Inmarsat business for the period following the Inmarsat Acquisition. The increase in SG&A expenses was also driven by $59.5 million in higher selling costs, reflected primarily in our communication services segment.

Independent research and development

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Independent research and development	$ 150.7	$ 128.9	$ 21.7	17%

The $21.7 million increase in IR&D expenses was mainly the result of a $16.3 million increase in our defense and advanced technologies segment (primarily related to tactical satcom radio products and information assurance projects) and a $5.4 million increase in our communication services segment (primarily related to the inclusion of IR&D expenses relating to the Inmarsat business for the period following the Inmarsat Acquisition).

Amortization of acquired intangible assets

The $197.4 million increase in amortization of acquired intangible assets in fiscal year 2024 compared to the prior fiscal year was primarily related to the amortization of acquired intangibles as a result of the Inmarsat Acquisition in May 2023.

Interest income

The $76.7 million increase in interest income for fiscal year 2024 compared to fiscal year 2023 was primarily due to the interest earned on the invested portion of the cash related to proceeds of approximately $1.96 billion received from L3Harris in the Link-16 TDL Sale as well as cash acquired as part of the Inmarsat Acquisition.

Interest expense

The $373.6 million increase in interest expense in fiscal year 2024 compared to fiscal year 2023 was primarily the result of the effects of increased interest expense arising from our increased level of indebtedness following the closing of the Inmarsat Acquisition in May 2023. The increase in interest expense was partially offset by an increase in the amount of interest capitalized during fiscal year 2024 compared to the prior year period.

Income taxes

The income tax benefit in fiscal year 2024 primarily reflected the tax benefit from our loss before income taxes, partially offset by a valuation allowance recorded against our U.S. net deferred tax assets. The income tax provision in fiscal year 2023 primarily reflected the establishment of a valuation allowance on the deferred tax asset for California R&D tax credits and the expense for tax deficiencies upon settlement of stock-based compensation during the period, partially offset by the benefit of federal R&D tax credits. Our valuation allowance against deferred tax assets increased from $150.0 million at March 31, 2023 to $353.6 million at March 31, 2024. The valuation allowance relates to federal, state, and foreign net operating loss carryforwards, federal and state R&D tax credit carryforwards and foreign tax credit carryforwards.

Segment Results for Fiscal Year 2024 Compared to Fiscal Year 2023

Communication services segment

Revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Segment service revenues	$ 2,798.5	$ 1,435.6	$ 1,362.9	95%
Segment product revenues	343.0	269.1	73.9	28%
Total segment revenues	$ 3,141.5	$ 1,704.8	$ 1,436.8	84%

Our communication services segment revenues increased by $1,436.8 million due to a $1,362.9 million increase in service revenues and a $73.9 million increase in product revenues. The increase in segment service revenues was primarily attributable to the Inmarsat Acquisition in May 2023 (which contributed to a $1,363.4 million increase in segment service revenues) and a $160.5 million increase in aviation service revenues (reflecting a continued increase in both the number of commercial aircraft receiving our in-flight services through IFC systems and passenger air traffic), partially offset by an expected decrease in revenues from fixed services and other as we continued to allocate a greater proportion of our bandwidth to our IFC business in preference to our U.S. fixed services business due to bandwidth constraints. The increase in segment product revenues was primarily attributable to a $72.5 million contribution from the Inmarsat Acquisition.

Segment operating profit (loss)

(In millions, except percentages)	Fiscal Years Ended		Dollar (Increase) Decrease	Percentage (Increase) Decrease
	March 31, 2024	March 31, 2023		
Segment operating profit (loss)	$ (817.1)	$ (189.4)	$ (627.7)	(331)%
Percentage of segment revenues	(26)%	(11)%		

The increase in our communication services segment operating loss was primarily due to the recording of satellite impairment and related charges, net of estimated insurance claim receivables of approximately $905.5 million in fiscal year 2024, as described above, as well as a $239.4 million increase in SG&A costs and a $5.4 million increase in IR&D expenses (primarily related to the inclusion of expenses related to the Inmarsat business for the period following the Inmarsat Acquisition). The increase in our segment operating loss was partially offset by higher earnings contributions of $522.7 million, mainly due to an increase in segment service revenues as a result of the Inmarsat Acquisition and improved margins in our aviation services as they continued to scale.

Defense and advanced technologies segment

Revenues

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Segment service revenues	$ 206.1	$ 166.4	$ 39.7	24%
Segment product revenues	936.1	685.0	251.1	37%
Total segment revenues	$ 1,142.2	$ 851.4	$ 290.8	34%

Our defense and advanced technologies segment revenues increased by $290.8 million due to a $251.1 million increase in product revenues and a $39.7 million increase in service revenues. The increase in segment product revenues was primarily due to increases of $120.5 million in information security and cyber defense, $57.7 million in advanced technologies and other, mainly related to higher contributions from certain licensing agreements in advanced technologies and other in fiscal year 2024 compared to fiscal year 2023 (see Note 15 — Contingencies to our consolidated financial statements for more information), $50.0 million in space and mission systems, $23.0 million in tactical networking. The increase in segment service revenues was primarily driven by increases of $18.7 million in space and mission systems, $7.4 million in tactical networking, $7.0 million in advanced technologies and other and $6.5 million in information security and cyber defense.

Segment operating profit (loss)

(In millions, except percentages)	Fiscal Years Ended		Dollar Increase (Decrease)	Percentage Increase (Decrease)
	March 31, 2024	March 31, 2023		
Segment operating profit (loss)	$ 154.4	$ 63.3	$ 91.2	144%
Percentage of segment revenues	14%	7%		

The increase in our defense and advanced technologies segment operating profit was primarily due to higher earnings contributions of $137.5 million, mainly due to an increase in segment product revenues. The increase in our segment operating profit was partially offset by a $30.1 million increase in SG&A costs and a $16.3 million increase in IR&D expenses (primarily related to tactical satcom radio products and information assurance projects).

Backlog

Our firm and funded backlog as of March 31, 2025 is reflected in the table below.

	As of March 31, 2025
	(In millions)
Firm backlog	
Communication services	$ 2,568.8
Defense and advanced technologies	984.0
Total	$ 3,552.8
Funded backlog	
Communication services	$ 2,496.3
Defense and advanced technologies	817.0
Total	$ 3,313.3

The firm backlog does not include contract options. As of March 31, 2025, approximately half of the firm backlog is expected to be delivered during the next 12 months, with the balance delivered thereafter. We include in our backlog only those orders for which we have accepted purchase orders, and not anticipated purchase orders and requests. In our communication services segment, our backlog includes fixed broadband service revenues under our subscriber agreements, but does not include future recurring IFC service revenues under our agreements with commercial airlines. As of March 31, 2025, our IFC systems were installed and in service on approximately 4,120 commercial aircraft, of which approximately 90 were inactive at fiscal year end (mostly due to standard aircraft maintenance). We anticipate that approximately 1,600 additional commercial aircraft will be put into service with our IFC systems under existing customer agreements with commercial airlines. Due to the nature of commercial airline contracts, there can be no assurance that all anticipated purchase orders and requests will be placed or that anticipated IFC services will be activated on all such additional commercial aircraft.

Our total new awards which exclude future revenue under recurring consumer commitment arrangements were approximately $4.7 billion for fiscal year 2025 and $4.2 billion for fiscal year 2024.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract funding has ultimately been approximately equal to the aggregate amounts of the contracts.

Liquidity and Capital Resources

Overview

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing, export credit agency financing and equity financing. At March 31, 2025, we had $1.6 billion in cash and cash equivalents, $1.2 billion in working capital, no outstanding borrowings and borrowing availability of $593.3 million under Viasat's $647.5 million revolving credit facility (the Viasat Revolving Credit Facility) and no outstanding borrowings and borrowing availability of $550.0 million under Inmarsat's $550.0 million revolving line of credit (the Inmarsat Revolving Credit Facility and, together with the Viasat Revolving Credit Facility, the Revolving Credit Facilities). At March 31, 2024, we had $1.9 billion in cash and cash equivalents, $2.2 billion in working capital, no outstanding borrowings and borrowing availability of $591.5 million under the Viasat Revolving Credit Facility, and no outstanding borrowings and borrowing availability of $550.0 million under the Inmarsat Revolving Credit Facility. We invest our cash in excess of current operating requirements in short-term, highly liquid bank money market funds primarily investing in U.S. government-backed securities and treasuries.

The general cash needs of our business can vary significantly and our future capital requirements will depend upon many factors, including cash required for our satellite projects and any future broadband satellite projects we may engage in, expansion of our IR&D and marketing efforts, and the nature and timing of orders. In particular:

- The cash needs of our communication services segment tend to be driven by the timing and amount of capital expenditures (e.g., payments under satellite construction and launch contracts and investments in ground infrastructure roll-out), the timing and amount of investments in IR&D activities (including with respect to next-generation satellite payload technologies), investments in joint ventures, strategic partnering arrangements, network expansion activities, investments to obtain Supplemental Type Certificates to enable the retrofit installation of our IFC and wireless in-flight entertainment equipment and investments in platforms and software to support our services and entry into new markets, as well as the quality of customer, type of contract and payment terms, and timing and amount of recoveries under satellite insurance claims.

- In our defense and advanced technologies segment, the primary factors determining cash needs tend to be the type and mix of contracts in backlog (e.g., product or service, development or production), timing of payments and payment terms (including restrictions on the timing of cash payments under U.S. Government procurement regulations), as well as contract duration and program performance. For example, if a program is performing well and meeting its contractual requirements, then its cash flow requirements are usually lower.

Additionally, we will continue to evaluate other possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash or additional financing.

As a result of the divestiture of the Link-16 TDL Business, we took measures to mitigate the impact of stranded costs and to right-size our remaining businesses by reducing discretionary spending and by undertaking cost-reduction measures, including reducing our real estate footprint and workforce, which measures resulted in approximately $40 million of expenses during the fourth quarter of fiscal year 2023, primarily recorded in our SG&A.

In November 2023, we announced an important milestone in our integration program following our Inmarsat Acquisition. As part of our ongoing strategy to streamline operations and better serve our growing customer base, we completed our work on the rationalization of roles in our global business, which was intended to achieve both operational and cost efficiencies. As part of the role rationalization, we reduced our global workforce by approximately 800 positions, or approximately 10%, and recorded total costs (primarily related to employee severance payments, benefits and related termination costs) of approximately $48 million during fiscal year 2024. These one-time costs were recorded within operating expenses in our consolidated statements of operations and comprehensive income (loss) in both of our segments.

To further enhance our liquidity position or to finance the construction and launch of any future satellites, acquisitions, strategic partnering arrangements, joint ventures or other business investment initiatives, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private credit and capital markets. From time to time, we file universal shelf registration statements with the Securities and Exchange Commission (SEC) for the future sale of an unlimited amount of common stock, preferred stock, debt securities, depositary shares and warrants, which securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering. Additionally, we consider strategic divestitures from time to time, such as the Link-16 TDL Sale that was completed in January 2023 for approximately $1.96 billion in cash, subject to adjustments, as well as divestitures of non-core assets or businesses, such as the divestiture of our energy services system integration business in December 2024.

We may, from time to time, seek to retire, prepay or repurchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. During fiscal year 2025, we repurchased $257.5 million in aggregate principal amount of Viasat's 5.625% Senior Notes due 2025 (the 2025 Notes)) in open market transactions and redeemed Inmarsat's 6.750% Senior Secured Notes due 2026 (the Inmarsat 2026 Notes) in full. As a result, in fiscal year 2025, we recorded a net loss on extinguishment of debt of approximately $99.8 million in (loss) gain on extinguishment of debt, net, mainly related to the redemption of the Inmarsat 2026 Notes (attributable to the related unamortized fair value adjustment made in purchase accounting). Subsequent to fiscal year end, we redeemed all remaining 2025 Notes in full. Although we can give no assurances concerning our future liquidity, we believe that we have adequate sources of funding to meet our anticipated operating requirements for the next 12 months, which include, but are not limited to, cash on hand, borrowing capacity, and cash expected to be provided by operating activities.

Cash flows

Cash provided by operating activities for fiscal year 2025 was $908.2 million compared to $688.2 million for fiscal year 2024. This $220.0 million increase was driven by a $211.7 million year-over-year decrease in cash used to fund net operating assets and our operating results (net income (loss) adjusted for depreciation, amortization and other non-cash charges) which resulted in $8.3 million of higher cash provided by operating activities year-over-year. The decrease in cash used to fund net operating assets during fiscal year 2025 when compared to the prior year period was primarily due to timing of payments related to our income tax payables, accrued liabilities and accounts payable. Cash paid for income taxes, net, during fiscal years 2025 and 2024 was $196.3 million and $200.6 million, respectively. Cash paid for interest (net of amounts capitalized) during fiscal years 2025 and 2024 was $390.0 million and $229.0 million, respectively.

Cash used in investing activities for fiscal year 2025 was $758.4 million compared to $1.3 billion for fiscal year 2024. This $532.8 million decrease in cash used in investing activities year-over-year reflected a decrease of $509.2 million in cash used for capital expenditures as well as the $342.6 million in cash (net of cash acquired) used for the Inmarsat Acquisition in fiscal year 2024, partially offset by a $257.1 million decrease in cash receipts related to satellite insurance claim proceeds year-over-year.

Cash used in financing activities for fiscal year 2025 was $442.6 million compared to cash provided by financing activities of $1.1 billion for fiscal year 2024. Cash used in financing activities in fiscal year 2025 was primarily comprised of debt repayments of $2.4 billion, partially offset by proceeds from debt borrowings of $2.0 billion (which primarily related to the repurchase and refinancing of the Inmarsat 2026 Notes). Cash provided by financing activities in fiscal year 2024 was primarily comprised of proceeds from debt borrowings of approximately $1.7 billion primarily incurred in connection with the Inmarsat Acquisition, partially offset by debt repayments of $567.0 million. See Note 8 — Senior Notes and Other Long-Term Debt for further information.

Capital Expenditures and IR&D Investments

Capital expenditures in fiscal year 2025 of $1.0 billion were 33% lower than fiscal year 2024, reflecting efforts to continue to optimize our capital expenditures as we integrate our businesses and prioritize our investments. Our total capital expenditures in fiscal year 2026 may be slightly higher compared to fiscal year 2025, due to timing, however we expect to continue to manage investments in our business as a whole and remain committed to meaningfully reducing aggregate capital expenditures as part of our Inmarsat integration strategy and as satellites currently under construction are completed. See Note 14 — Commitments to our consolidated financial statements for information as of March 31, 2025 regarding our future minimum payments under our satellite construction contracts and other satellite-related purchase commitments (including satellite performance incentive obligations relating to the ViaSat-1 and ViaSat-2 satellites) for the next five fiscal years and thereafter.

We also incur IR&D expenses, which are not directly funded by a third party. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to R&D projects. Our IR&D investments are expected to continue through fiscal year 2026 and beyond to support our growth, acceleration of new opportunities and entry into new markets (for example direct-to-device). IR&D expenses were approximately 3%, 4% and 5% of total revenues in fiscal years 2025, 2024 and 2023, respectively. As a government contractor, we are able to recover a portion of our IR&D expenses pursuant to our government contracts.

Long-Term Debt

As of March 31, 2025, the aggregate principal amount of our total outstanding indebtedness was $7.2 billion, which was comprised of (1) $442.6 million in aggregate principal amount of the 2025 Notes (which were redeemed in full subsequent to fiscal year end), $600.0 million in aggregate principal amount of Viasat's 5.625% Senior Secured Notes due 2027, $400.0 million in aggregate principal amount of Viasat's 6.500% Senior Notes due 2028, $1.975 billion in aggregate principal amount of Inmarsat's 9.000% Senior Secured Notes due 2029 and $733.4 million in aggregate principal amount of Viasat's 7.500% Senior Notes due 2031, (2) $680.8 million in principal amount of outstanding borrowings under Viasat's $700.0 million senior secured term loan facility (the 2022 Term Loan Facility), $607.5 million in principal amount of outstanding borrowings under Viasat's $616.7 million senior secured term loan facility (the 2023 Term Loan Facility), $1.6 billion in principal amount of outstanding borrowings under Inmarsat's $1.6 billion senior secured term loan facilities (the Inmarsat Term Loan Facilities), no outstanding borrowings under our Revolving Credit Facilities, and $19.7 million in principal amount of outstanding borrowings under Viasat's direct loan facility with the Export-Import Bank of the United States (the Ex-Im Credit Facility), and (3) $158.5 million of finance lease obligations. For information regarding our outstanding indebtedness, refer to Note 8 — Senior Notes and Other Long-Term Debt to our consolidated financial statements.

Contractual Obligations

The following table sets forth a summary of certain material cash requirements for known contractual obligations and commitments at March 31, 2025:

(In thousands, including interest where applicable)	Next 12 months	Thereafter
Operating leases	$ 89,029	$ 614,612
Senior notes and other long-term debt (1)(2)	1,070,565	8,672,616
Purchase commitments including satellite-related agreements	806,973	1,450,251
Total	$ 1,966,567	$ 10,737,479

(1)   To the extent that the interest rate on any long-term debt is variable, amounts reflected represent estimated interest payments on the applicable current outstanding balance based on the interest rate at March 31, 2025 until the applicable maturity date.
(2)   Includes the 2025 Notes, which were redeemed in full subsequent to fiscal year end.

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We also enter into agreements and purchase commitments with suppliers for the construction, launch, and operation of our satellites. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments. We may also cancel, reschedule or adjust our requirements based on business needs after firm orders are placed at a cost, which may be material.

Our consolidated balance sheets included $2.2 billion and $2.5 billion of "other liabilities" as of March 31, 2025 and March 31, 2024, respectively, which primarily consisted of deferred income taxes and the long-term portion of deferred revenues. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 31, 2025 as defined in Regulation S-K Item 303(b) other than as discussed under "Contractual Obligations" above or disclosed in the notes to our consolidated financial statements included in this report.

Recent Authoritative Guidance

For information regarding recently adopted and issued accounting pronouncements, see Note 1 — The Company and a Summary of Its Significant Accounting Policies to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and short-term and long-term obligations (including our senior secured and senior unsecured notes (collectively, the Notes) and senior secured term loan credit facilities (together with the Revolving Credit Facilities, the Credit Facilities)). We consider investments in highly liquid instruments purchased with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Our indebtedness for borrowed money comprises borrowings under our Credit Facilities and the aggregate principal amount outstanding under our Notes. The Notes and borrowings under our Ex-Im Credit Facility bear interest at a fixed rate and therefore our exposure to market risk for changes in interest rates relates primarily to borrowings under our remaining Credit Facilities, cash equivalents and short-term obligations.

The primary objectives of our investment activities are to preserve principal and maximize the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant amount of our cash balance in money market accounts, with a significant portion held in U.S. government-backed securities and treasuries. In general, money market accounts are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Our interest income has been and may continue to be negatively impacted by low market interest rates. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Our primary interest rate under our variable rate Credit Facilities is the forward-looking term SOFR rate plus an applicable margin. As of March 31, 2025, the effective interest rate on our outstanding borrowings under the 2022 Term Loan Facility was 9.47% and under the 2023 Term Loan Facility was 9.93%. As of March 31, 2025, the weighted average effective interest rate under the Inmarsat Term Loan Facilities was approximately 9.17%. As of March 31, 2024, the effective interest rate that would have been applied to any new SOFR-based borrowings under the Viasat Revolving Credit Facility was approximately 7.05%, and under the Inmarsat Revolving Credit Facility was approximately 7.07%. As of March 31, 2025, we had no outstanding borrowings under our Revolving Credit Facilities. Accordingly, assuming the outstanding balance under the 2022 Term Loan Facility, the 2023 Term Loan Facility and the Inmarsat Term Loan Facilities remained constant over a year and we continued to have no outstanding borrowings under the Revolving Credit Facilities, a 10% increase in the interest rates would increase interest incurred, prior to effects of capitalized interest, by approximately $25.5 million over a 12-month period.

Foreign Exchange Risk

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies, we are exposed to fluctuations in foreign currency exchange rates. A five percent variance in foreign currencies in which our international business is conducted would change our income (loss) before income taxes by an insignificant amount for each of the fiscal years ended March 31, 2025 and 2024. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign currency forward contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2025 and 2024 are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
		(In thousands, except per share data)		
2025				
Total revenues	$ 1,126,460	$ 1,122,262	$ 1,123,767	$ 1,147,082
Income (loss) from operations	59,735	(24,678)	21,248	(153,785)
Net income (loss) from continuing operations	(21,687)	(121,796)	(146,907)	(240,735)
Net income (loss) from discontinued operations, net of tax	—	—	—	—
Net income (loss)	(21,687)	(121,796)	(146,907)	(240,735)
Net income (loss) attributable to Viasat, Inc.	(32,912)	(137,584)	(158,413)	(246,053)
Income (loss) per share attributable to Viasat, Inc. common stockholders - basic:				
Continuing operations	$ (26.00)	$ (1.07)	$ (1.23)	$ (1.89)
Discontinued operations	—	—	—	—
Income (loss)	$ (26.00)	$ (1.07)	$ (1.23)	$ (1.89)
Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted:				
Continuing operations	$ (26.00)	$ (1.07)	$ (1.23)	$ (1.89)
Discontinued operations	—	—	—	—
Income (loss)	$ (26.00)	$ (1.07)	$ (1.23)	$ (1.89)
2024				
Total revenues	$ 779,791	$ 1,225,415	$ 1,128,539	$ 1,150,013
Income (loss) from operations	(41,516)	(804,667)	(43,918)	295
Net income (loss) from continuing operations	(76,902)	(765,763)	(119,349)	(85,483)
Net income (loss) from discontinued operations, net of tax	—	—	—	(10,422)
Net income (loss)	(76,902)	(765,763)	(119,349)	(95,905)
Net income (loss) attributable to Viasat, Inc.	(77,004)	(767,238)	(124,399)	(100,263)
Income (loss) per share attributable to Viasat, Inc. common stockholders - basic:				
Continuing operations	$ (0.83)	$ (6.16)	$ (0.99)	$ (0.71)
Discontinued operations	—	—	—	(0.08)
Income (loss)	$ (0.83)	$ (6.16)	$ (0.99)	$ (0.80)
Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted:				
Continuing operations	$ (0.83)	$ (6.16)	$ (0.99)	$ (0.71)
Discontinued operations	—	—	—	(0.08)
Income (loss)	$ (0.83)	$ (6.16)	$ (0.99)	$ (0.80)

In the fourth quarter of fiscal year 2025, we recorded $169.4 million in impairment charges and other liabilities related to the exit from certain locations in EMEA markets, in selling, general and administrative expenses (see Note 1 — The Company and a Summary of Its Significant Accounting Policies to our consolidated financial statements for more information).

In the second quarter of fiscal year 2024, we recorded a one-time benefit from a litigation settlement of $95.3 million in revenues (see Note 15 — Contingencies to our consolidated financial statements for more information). Additionally, in the second quarter of fiscal year 2024, we recorded a reduction to the carrying value of satellites under construction of approximately $1.67 billion, which was partially offset by total insurance claim receivables of approximately $770.0 million, resulting in a net loss of approximately $905.5 million recorded in selling, general and administrative expenses (see Note 1 — The Company and a Summary of Its Significant Accounting Policies to our consolidated financial statements for more information).

The summarized quarterly data above includes the operating results of Inmarsat from the date of acquisition on May 30, 2023. Therefore, the first quarter of fiscal year 2024 only included one month of Inmarsat's operating results, whereas the remaining quarters of fiscal year 2024 included a full quarter of Inmarsat's operating results.

Basic and diluted net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted net income (loss) per share.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2025, the end of the period covered by this report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2025.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that its internal control over financial reporting was effective as of March 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has audited the effectiveness of the Company's internal control over financial reporting as of March 31, 2025, as stated in their report which appears on page 41.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended March 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Viasat, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Viasat, Inc. and its subsidiaries (the "Company") as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended March 31, 2025, including the related notes and financial statement schedules listed in the accompanying index appearing under Item 15 (a)(1) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024**,** and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Communication Services Segment

As described in Notes 1 and 16 to the consolidated financial statements, the communication services segment revenues were $3,298 million for the year ended March 31, 2025. The Company's communication services segment revenues are primarily derived from the Company's aviation services (including in-flight connectivity (IFC) services), government satcom services, maritime services (including narrowband and safety of communication capabilities), fixed broadband services, and energy services, as well as a wide array of advanced satellite and wireless products, networks and terminal solutions that support or enable the provision of fixed and mobile broadband and narrowband services. The Company's connectivity services contracts typically require advance or recurring monthly payments by the customer. The Company's obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed).

The principal consideration for our determination that performing procedures relating to revenue recognition within the communication services segment is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of the communication services revenue at the transaction price based upon either a period of time or usage. These procedures also included, among others (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, purchase orders, invoices, proof of transfer of control to the customer, and cash receipts; and (ii) confirming a sample of outstanding customer invoice balances as of March 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of transfer of control to the customer, and subsequent cash receipts.

/s/PricewaterhouseCoopers LLP
San Diego, California
May 23, 2025

We have served as the Company's auditor since 1992.

VIASAT, INC.
CONSOLIDATED BALANCE SHEETS

	As of March 31, 2025	As of March 31, 2024
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,612,105	$ 1,901,033
Accounts receivable, net	699,552	678,210
Inventories	293,943	317,878
Prepaid expenses and other current assets	282,343	581,783
Total current assets	2,887,943	3,478,904
Property, equipment and satellites, net	7,405,664	7,557,206
Operating lease right-of-use assets	416,490	393,077
Other acquired intangible assets, net	2,270,777	2,544,467
Goodwill	1,622,132	1,621,763
Other assets	845,778	733,947
Total assets	$ 15,448,784	$ 16,329,364
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 264,300	$ 287,206
Accrued and other liabilities	908,529	950,621
Current portion of long-term debt	503,825	58,054
Total current liabilities	1,676,654	1,295,881
Senior notes	3,652,882	4,354,714
Other long-term debt	2,879,402	2,774,521
Non-current operating lease liabilities	414,133	379,644
Other liabilities	2,181,153	2,452,100
Total liabilities	10,804,224	11,256,860
Commitments and contingencies (Notes 14 and 15)		
Equity:		
Viasat, Inc. stockholders' equity		
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at both March 31, 2025 and 2024	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized; 130,210,407 and 125,849,088 shares outstanding at March 31, 2025 and 2024, respectively	13	13
Paid-in capital	4,926,259	4,797,253
Retained earnings (accumulated deficit)	(325,530)	249,432
Accumulated other comprehensive income (loss)	(46,911)	(21,268)
Total Viasat, Inc. stockholders' equity	4,553,831	5,025,430
Noncontrolling interest in subsidiary	90,729	47,074
Total equity	4,644,560	5,072,504
Total liabilities and equity	$ 15,448,784	$ 16,329,364

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands, except per share data)		
Revenues:			
Service revenues	$ 3,225,776	$ 3,004,594	$ 1,602,032
Product revenues	1,293,795	1,279,164	954,126
Total revenues	4,519,571	4,283,758	2,556,158
Operating expenses:			
Cost of service revenues	2,091,721	1,928,721	1,098,308
Cost of product revenues	937,912	973,375	736,446
Selling, general and administrative (including ground network (FY25), satellite (FY24) impairment and related charges, net — see Note 1)	1,181,091	1,893,650	718,626
Independent research and development	142,394	150,653	128,923
Amortization of acquired intangible assets	263,933	227,165	29,811
Income (loss) from operations	(97,480)	(889,806)	(155,956)
Other income (expense):			
Interest income	83,920	96,258	19,512
Interest expense	(421,944)	(400,398)	(26,809)
(Loss) gain on extinguishment of debt, net	(99,814)	—	—
Other income (expense), net	(9,976)	—	1,098
Income (loss) from continuing operations before income taxes	(545,294)	(1,193,946)	(162,155)
(Provision for) benefit from income taxes from continuing operations	941	139,474	(49,418)
Equity in income (loss) of unconsolidated affiliate, net	13,228	6,975	(66)
Net income (loss) from continuing operations	(531,125)	(1,047,497)	(211,639)
Net income (loss) from discontinued operations, net of tax	—	(10,422)	1,302,387
Net income (loss)	(531,125)	(1,057,919)	1,090,748
Less: net income (loss) attributable to noncontrolling interest, net of tax	43,837	10,985	5,942
Net income (loss) attributable to Viasat, Inc.	$ (574,962)	$ (1,068,904)	$ 1,084,806
Income (loss) per share attributable to Viasat, Inc. common stockholders - basic:			
Continuing operations	$ (4.48)	$ (9.03)	$ (2.87)
Discontinued operations	—	(0.09)	17.16
Income (loss)	$ (4.48)	$ (9.12)	$ 14.29
Income (loss) per share attributable to Viasat, Inc. common stockholders - diluted:			
Continuing operations	$ (4.48)	$ (9.03)	$ (2.87)
Discontinued operations	—	(0.09)	17.16
Income (loss)	$ (4.48)	$ (9.12)	$ 14.29
Shares used in computing basic net income (loss) per share	128,476	117,189	75,915
Shares used in computing diluted net income (loss) per share	128,476	117,189	75,915
Comprehensive income (loss):			
Net income (loss)	$ (531,125)	$ (1,057,919)	$ 1,090,748
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments, net of tax	(9,275)	2,982	(13,092)
Unrealized gain (loss) on hedging, net of tax	(16,368)	10,463	—
Other comprehensive income (loss), net of tax	(25,643)	13,445	(13,092)
Comprehensive income (loss)	(556,768)	(1,044,474)	1,077,656
Less: comprehensive income (loss) attributable to noncontrolling interest, net of tax	43,837	10,985	5,942
Comprehensive income (loss) attributable to Viasat, Inc.	$ (600,605)	$ (1,055,459)	$ 1,071,714

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
Cash Flows from Continuing and Discontinued Operations	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (531,125)	$ (1,057,919)	$ 1,090,748
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	1,036,467	867,641	409,564
Amortization of intangible assets	324,340	289,883	90,813
Stock-based compensation expense	80,385	83,631	84,459
Ground network (FY25) and satellite (FY24) impairment, and disposition of fixed assets losses, net	152,898	975,383	45,892
Loss (gain) on extinguishment of debt, net	99,814	—	—
Deferred income taxes and other non-cash adjustments	(106,956)	(111,077)	380,672
Gain on disposition of business prior to costs to sell	—	—	(1,702,686)
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effect of acquisition:			
Accounts receivable	(59,726)	(69,156)	(128,149)
Inventories	33,223	(13,387)	(73,135)
Other assets	18,333	45,669	1,125
Accounts payable	40,462	(41,499)	35,514
Accrued liabilities	6,984	(141,610)	184,257
Other liabilities	(186,912)	(139,363)	(51,213)
Net cash provided by (used in) operating activities	908,187	688,196	367,861
Cash flows from investing activities:			
Purchase of property, equipment and satellites, and other assets	(1,030,182)	(1,539,385)	(1,164,317)
Proceeds from insurance claims on satellites	251,500	508,560	—
Proceeds from sale of businesses	20,327	—	1,932,354
Payment related to acquisition of business, net of cash acquired	—	(342,621)	—
Proceeds from sale of short-term investments	—	164,266	—
Payments to acquire short-term investments	—	(82,000)	—
Net cash provided by (used in) investing activities	(758,355)	(1,291,180)	768,037
Cash flows from financing activities:			
Proceeds from debt borrowings	1,975,000	1,736,539	540,000
Payments on debt borrowings	(2,390,713)	(567,033)	(576,474)
Payments of debt issuance costs	(36,284)	(53,179)	(1,511)
Proceeds from issuance of common stock under equity plans	18,018	19,294	21,686
Purchase of common stock in treasury (immediately retired) related to tax withholdings for stock-based compensation	(5,510)	(11,713)	(16,493)
Repurchase of shares by majority-owned subsidiary	—	—	(30,000)
Other financing activities	(3,102)	448	(3,336)
Net cash provided by (used in) financing activities	(442,591)	1,124,356	(66,128)
Effect of exchange rate changes on cash	3,831	275	(843)
Net increase (decrease) in cash and cash equivalents and restricted cash	(288,928)	521,647	1,068,927
Cash and cash equivalents and restricted cash at beginning of fiscal year	1,901,033	1,379,386	310,459
Cash and cash equivalents and restricted cash at end of fiscal year	$ 1,612,105	$ 1,901,033	$ 1,379,386
Supplemental information:			
Cash paid for interest (net of amounts capitalized)	$ 390,043	$ 228,965	$ 11,000
Cash paid for income taxes, net	196,290	200,561	16,491
Non-cash investing and financing activities:			
Issuance of common stock in satisfaction of certain accrued employee compensation liabilities	$ 28,063	$ 31,173	$ 27,619
Capital expenditures not paid for during the period	—	4,633	72,630
Issuance of common stock in connection with acquisition	—	2,123,455	—

See accompanying notes to the consolidated financial statements.

VIASAT, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Viasat, Inc. Stockholders						
	Common Stock						
	Number of Shares Issued	Amount	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Subsidiary	Total
	(In thousands, except share data)						
Balance at March 31, 2022	74,428,816	$ 7	$ 2,421,950	$ 233,530	$ (21,621)	$ 48,728	$ 2,682,594
Issuance of stock under Employee Stock Purchase Plan	873,739	—	21,686	—	—	—	21,686
Stock-based compensation	—	—	97,701	—	—	—	97,701
Shares issued in settlement of certain accrued employee compensation liabilities	719,989	1	27,618	—	—	—	27,619
RSU awards vesting, net of shares withheld for taxes which have been retired	889,472	—	(16,493)	—	—	—	(16,493)
Other noncontrolling interest activity	—	—	(11,783)	—	—	(18,411)	(30,194)
Net income (loss)	—	—	—	1,084,806	—	5,942	1,090,748
Other comprehensive income (loss), net of tax	—	—	—	—	(13,092)	—	(13,092)
Balance at March 31, 2023	76,912,016	8	2,540,679	1,318,336	(34,713)	36,259	3,860,569
Exercise of stock options	2,633	—	82	—	—	—	82
Issuance of stock under Employee Stock Purchase Plan	867,016	—	19,212	—	—	—	19,212
Stock-based compensation	—	—	94,370	—	—	—	94,370
Shares issued in settlement of certain accrued employee compensation liabilities	687,851	—	31,173	—	—	—	31,173
RSU awards vesting, net of shares withheld for taxes which have been retired	1,015,936	—	(11,713)	—	—	—	(11,713)
Shares issued in connection with acquisition of business, net of issuance costs	46,363,636	5	2,123,450	—	—	—	2,123,455
Other noncontrolling interest activity	—	—	—	—	—	(170)	(170)
Net income (loss)	—	—	—	(1,068,904)	—	10,985	(1,057,919)
Other comprehensive income (loss), net of tax	—	—	—	—	13,445	—	13,445
Balance at March 31, 2024	125,849,088	13	4,797,253	249,432	(21,268)	47,074	5,072,504
Issuance of stock under Employee Stock Purchase Plan	1,584,384	—	18,018	—	—	—	18,018
Stock-based compensation	—	—	88,435	—	—	—	88,435
Shares issued in settlement of certain accrued employee compensation liabilities	1,755,074	—	28,063	—	—	—	28,063
RSU awards vesting, net of shares withheld for taxes which have been retired	1,021,861	—	(5,510)	—	—	—	(5,510)
Other noncontrolling interest activity	—	—	—	—	—	(182)	(182)
Net income (loss)	—	—	—	(574,962)	—	43,837	(531,125)
Other comprehensive income (loss), net of tax	—	—	—	—	(25,643)	—	(25,643)
Balance at March 31, 2025	130,210,407	$ 13	$ 4,926,259	$ (325,530)	$ (46,911)	$ 90,729	$ 4,644,560

See accompanying notes to the consolidated financial statements.

Note 1 — The Company and a Summary of Its Significant Accounting Policies

The Company

Viasat, Inc. (also referred to hereafter as the "Company" or "Viasat") is an innovative, global provider of communications technologies and services focused on making connectivity accessible, available and secure for current and future customers worldwide.

Principles of consolidation

The Company's consolidated financial statements include the assets, liabilities and results of operations of Viasat, its wholly owned subsidiaries and its majority-owned subsidiary, TrellisWare Technologies, Inc. (TrellisWare). In fiscal year 2024, the Company completed the acquisition of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (Inmarsat Holdings and, together with its subsidiaries, are referred to herein as Inmarsat, and such acquisition, the Inmarsat Acquisition). The Inmarsat Acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of Inmarsat from the date of acquisition.

All significant intercompany amounts have been eliminated. Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investment in unconsolidated affiliate in other assets (long-term) in the consolidated balance sheets.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Discontinued Operations

On October 1, 2022, the Company entered into an Asset Purchase Agreement to sell certain assets and assign certain liabilities comprising the Company's Link-16 Tactical Data Links business (the Link-16 TDL Business), part of the Company's defense and advanced technologies segment, to L3Harris Technologies, Inc. (L3Harris) in exchange for approximately $1.96 billion in cash, subject to certain adjustments (the Link-16 TDL Sale). In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification (ASC) 205-20), the Company determined that the Link-16 TDL Business met held-for sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. Accordingly, the Company classified the results of the Link-16 TDL Business as discontinued operations in its consolidated statements of operations for the fiscal year ended March 31, 2023. On January 3, 2023, the Company completed the Link-16 TDL Sale. See Note 5 — Discontinued Operations for additional information.

Management estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, allowance for doubtful accounts, valuation of goodwill and other intangible assets, patents, orbital slots and other licenses, software development, property, equipment and satellites, long-lived assets, derivatives, contingencies and income taxes including the valuation allowance on deferred tax assets.

Cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase, with a significant portion held in U.S. government-backed securities and treasuries.

Accounts receivable and allowance for doubtful accounts

The Company records any unconditional rights to consideration as receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve. Historically, the Company's allowance for doubtful accounts has been minimal primarily because a significant portion of its sales has been to the U.S. Government or with respect to its satellite services commercial business, the Company bills and collects in advance.

Concentration of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, derivative financial instruments and accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and derivative financial instruments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, historical past due amounts and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. Government as an individual customer comprised approximately 18%, 17% and 17% of total revenues for fiscal years 2025, 2024 and 2023, respectively. Billed accounts receivable to the U.S. Government as of March 31, 2025 and 2024 were approximately 11% and 13%, respectively, of total billed receivables. In addition, none of the Company's commercial customers comprised 10% or more of total revenues for fiscal years 2025, 2024 and 2023. The Company's five largest contracts generated approximately 18%, 16% and 17% of the Company's total revenues for fiscal years 2025, 2024 and 2023, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

Inventory

Inventory is valued at the lower of cost and net realizable value, cost being determined by the weighted average cost method.

Property, equipment and satellites

Satellites and other property and equipment, including internally developed software, are recorded at cost or, in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. The Company also constructs earth stations, network operations systems and other assets to support its satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in commercial service, the Company estimates the useful life of its satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturer's orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. The Company periodically reviews the remaining estimated useful life of its satellites to determine if revisions to estimated useful lives are necessary. Costs incurred for additions to property, equipment and satellites, together with major renewals and betterments, are capitalized and depreciated over the remaining life of the underlying asset. Costs incurred for maintenance, repairs and minor renewals and betterments are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations, which for the periods presented, primarily related to losses incurred for unreturned customer premise equipment (CPE). The Company computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to 38 years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement.

Costs related to internally developed software for internal uses are capitalized after the preliminary project stage is complete and are amortized over the estimated useful lives of the assets, which are approximately three to seven years. Capitalized costs for internal-use software are included in property, equipment and satellites, net in the Company's consolidated balance sheets.

Interest expense is capitalized on the carrying value of assets under construction, in accordance with the authoritative guidance for the capitalization of interest (ASC 835-20). With respect to the construction of satellites, gateway and networking equipment and other assets under construction, the Company capitalized $215.4 million, $227.5 million and $159.7 million of interest expense during fiscal years 2025, 2024 and 2023, respectively.

The Company's complementary fleet of 23 in service or operational satellites spans the Ka-, L- and S- bands, with 13 Ka-band satellites, eight high-availability L-band satellites (three of which are contingency L-band satellites that are operational but not currently in commercial service), an S-band satellite that supports the European Aviation Network (EAN) to provide in-flight connectivity (IFC) services to commercial airlines in Europe, and an Inmarsat-6 class hybrid Ka-/L-band satellite (the I-6 F1 satellite). In late July 2024, the ViaSat-3 F1 satellite completed in-orbit testing and was integrated into the Company's existing satellite fleet covering the Americas. In May 2025, subsequent to fiscal year end, two Ka-band highly-elliptical earth orbit satellite payloads (GX10A and GX10B) were put in service to provide polar coverage for government customers, with commercial maritime and aviation services anticipated to follow during fiscal year 2026. Furthermore, the Company has eight additional geostationary earth orbit (GEO) satellites under development: two additional high-capacity Ka-band GEO satellites (ViaSat-3 F2 and ViaSat-3 F3), three additional adaptive Ka-band GEO satellites (GX 7, GX 8 and GX 9) and three Inmarsat-8 L-band GEO safety service satellites. In addition to the Company's satellite fleet, the Company has purchased capacity on and has access to additional regional partner satellites. In addition, the Company owns related earth stations and networking equipment for all of its satellites. The Company procures CPE units leased to customers in order to connect to the Company's satellite network as part of the Company's communication services segment, which are reflected in investing activities and property, equipment and satellites, net in the accompanying consolidated financial statements. The Company depreciates the satellites, earth stations and networking equipment, CPE units and related installation costs over their estimated useful lives. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites, net, as of March 31, 2025 were $526.0 million and $328.0 million, respectively. The total cost and accumulated depreciation of CPE units included in property, equipment and satellites, net, as of March 31, 2024 were $567.5 million and $267.4 million, respectively.

As part of the Company's continued integration of its networks and related satellite portfolio, in the fourth quarter of fiscal year 2025, the Company determined that it would exit from certain locations in EMEA markets, dispose of certain related assets and terminate certain related long-term contracts. As a result, the Company recorded $169.4 million of impairment charges and other liabilities related to such exit activities in the fourth quarter of fiscal year 2025 in selling, general and administrative expenses in its communication services segment in the consolidated statements of operations and comprehensive income (loss).

The Company launched the first of its third-generation ViaSat-3 class satellites, ViaSat-3 F1, into orbit on April 30, 2023. On July 12, 2023, the Company reported a reflector deployment issue that materially impacted the performance of the ViaSat-3 F1 satellite. The Company and the reflector provider conducted a rigorous review of the development and deployment of the affected reflector to determine its impact and potential remedial measures. In connection with the root cause analysis, the Company determined that while the satellite payload is functional, the Company will recover less than 10% of the planned throughput on the ViaSat-3 F1 satellite.

On August 24, 2023, the Company reported that the I-6 F2 satellite, which was launched on February 18, 2023, suffered a power subsystem anomaly during its orbit raising phase. The Company and Airbus, the satellite's manufacturer, performed a root cause analysis of the anomaly and concluded the satellite would not operate as intended. The Company determined that the full carrying value of the I-6 F2 satellite is not recoverable. The I-6 F2 anomaly does not impact ongoing customer services. The I-6 F1 satellite, which was launched in December 2021, is operational and continues to perform as expected.

During fiscal year 2024, as a result of the anomalies that occurred with respect to the ViaSat-3 F1 and I-6 F2 satellites as well as the impact of integration efforts related to the Inmarsat Acquisition, the Company undertook extensive analysis of its existing integrated satellite fleet and ongoing satellites under construction projects, taking into account its anticipated future capacity needs, projected capital investment profile and access to third party satellites under existing bandwidth arrangements. Based on the impairment analysis performed during the second quarter of fiscal year 2024, as a result of the anomalies experienced in the two satellites and integration impact related to the Inmarsat Acquisition, the Company recorded a reduction to the carrying value of satellites under construction (including capitalized interest) for fiscal year 2024 of approximately $1.67 billion (based on the Company's originally estimated ViaSat-3 F1 satellite output capabilities compared to the anticipated potential and configured capacity of the ViaSat-3 F1 satellite, the full value of the I-6 F2 satellite and the ViaSat-4 satellite program, each a separate asset group), which was partially offset by total insurance claim receivables of approximately $770.0 million. As a result, the Company recorded a net loss of approximately $905.5 million during fiscal year 2024, including liabilities associated with the termination of certain subcontractor agreements, in selling, general and administrative expenses in its communication services segment in the consolidated statements of operations and comprehensive income (loss). During fiscal years 2025 and 2024, the Company received approximately $251.5 million and $508.6 million, respectively, in insurance recovery proceeds related to such claims. Subsequent to fiscal year 2025, approximately $10.0 million in additional insurance recovery proceeds were received, marking the full receipt of all insurance recovery proceeds related to such claims.

Occasionally, the Company may enter into finance lease arrangements for various machinery, equipment, computer-related equipment, software, furniture, fixtures, or satellites. The Company records amortization of assets leased under finance lease arrangements (upon lease commencement) within depreciation expense (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Leases and Note 7 — Leases for more information).

Cloud computing arrangements

The Company enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. Costs incurred for these arrangements are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and postimplementation activities. The Company amortizes the capitalized development costs straight-line over the fixed, non-cancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. The capitalized costs are included in other current assets within the prepaid expenses and other current assets caption, and other assets (long-term) on the Company's consolidated balance sheets.

The Company has entered into several cloud computing arrangements that are hosted services contracts mainly as part of projects related to the continuous transformation of technology, integration and implementation of an ERP system. As of March 31, 2025 and 2024, gross capitalized implementation costs incurred in cloud computing arrangements was $88.7 million and $63.6 million, respectively. As of March 31, 2025 and 2024, the related accumulated amortization was $18.4 million and $9.5 million, respectively. The Company recognized amortization of capitalized implementation costs of $8.8 million, $4.2 million, and an insignificant amount during fiscal years 2025, 2024 and 2023, respectively.

Leases

Lessee accounting

In accordance with the authoritative guidance for leases (ASC 842), the Company assesses at contract inception whether the contract is, or contains, a lease. Generally, the Company determines that a lease exists when (1) the contract involves the use of a distinct identified asset, (2) the Company obtains the right to substantially all economic benefits from use of the asset, and (3) the Company has the right to direct the use of the asset. A lease is classified as a finance lease when one or more of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset, (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset or (5) the asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease is classified as an operating lease if it does not meet any of these criteria.

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of the Company's incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of the Company's real estate lease agreements require variable lease payments that do not depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease expense for finance leases consists of the depreciation of assets obtained under finance leases on a straight-line basis over the lease term and interest expense on the lease liability based on the discount rate at lease commencement. For both operating and finance leases, lease payments are allocated between a reduction of the lease liability and interest expense.

Lessor accounting

For broadband equipment leased to customers in conjunction with the delivery of connectivity services, the Company has made an accounting policy election not to separate the broadband equipment from the related connectivity services. The connectivity services are the predominant component of these arrangements. The connectivity services are accounted for in accordance with ASC 606. The Company is also a lessor for certain insignificant communications equipment. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

Business combinations

The authoritative guidance for business combinations (ASC 805) requires that all business combinations be accounted for using the purchase method. The purchase price for business combinations is allocated to the estimated fair values of acquired tangible and intangible assets, and assumed liabilities, where applicable. The Company recognizes technology, contracts and customer relationships, orbital slots and spectrum assets, trade names and other as identifiable intangible assets, which are recorded at fair value as of the transaction date. Goodwill is recorded when consideration transferred exceeds the fair value of identifiable assets and liabilities. Measurement-period adjustments to assets acquired and liabilities assumed with a corresponding offset to goodwill are recorded in the period they occur, which may include up to one year from the acquisition date. Contingent consideration is recorded at fair value at the acquisition date.

Goodwill and intangible assets

The authoritative guidance for business combinations (ASC 805) specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. The authoritative guidance for goodwill and other intangible assets (ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite. All other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

Patents, orbital slots and other licenses

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and other licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. Total capitalized costs related to patents, orbital slots and other licenses of $129.4 million and $120.9 million were included in other assets as of March 31, 2025 and 2024, respectively. Accumulated amortization related to these assets was $10.2 million and $8.4 million as of March 31, 2025 and 2024, respectively. Amortization expense related to these assets was $1.9 million for fiscal year 2025, and an insignificant amount for each of fiscal years 2024 and 2023. If a patent, orbital slot or other license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal years 2025, 2024 and 2023, the Company did not write off any significant costs due to abandonment or impairment.

Debt issuance costs

Debt issuance costs are amortized and recognized as interest expense using the effective interest rate method, or, when the results are not materially different, on a straight-line basis over the expected term of the related debt. The Company capitalized $35.6 million, $53.9 million and zero debt issuance costs during fiscal years 2025, 2024 and 2023, respectively. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in loss on extinguishment of debt in the consolidated statements of operations and comprehensive income (loss). If the terms of a financing obligation are amended and accounted for as a debt modification by the Company, fees incurred directly with the lending institution are capitalized and amortized over the remaining contractual term using the effective interest method. Fees incurred with other parties are expensed as incurred. Debt issuance costs related to the Company's revolving credit facilities (collectively, the Revolving Credit Facilities) are recorded in other long-term assets in the consolidated balance sheets in accordance with the authoritative guidance for imputation of interest (ASC 835-30). Debt issuance costs related to the Company's senior secured and senior unsecured notes (collectively, the Notes) and senior secured term loan credit facilities (together with the Revolving Credit Facilities, the Credit Facilities) are recorded as a direct deduction from the carrying amount of the related debt, consistent with debt discounts, in accordance with ASC 835-30.

Software development

Costs of developing software for sale are charged to independent research and development (IR&D) expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product, generally within five years. As of March 31, 2025 and 2024, the Company had $780.3 million and $723.9 million, respectively, of capitalized costs related to software developed for resale. Accumulated amortization related to these assets was $515.8 million and $483.3 million as of March 31, 2025 and 2024, respectively. The Company capitalized $78.4 million and $77.5 million of costs related to software developed for resale during the fiscal years ended March 31, 2025 and 2024, respectively. Amortization expense for capitalized software development costs was $54.5 million, $59.1 million and $54.4 million during fiscal years 2025, 2024 and 2023, respectively. Amortization expense related to these assets is expected to be in the range of approximately $60 million to $30 million over each of the next five fiscal years (with the higher end of the range in the earlier fiscal years), estimated based on annual minimum straight-line amortization.

Impairment of long-lived and other long-term assets (property, equipment and satellites, and other assets, including goodwill)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. Except for the impairment related to the Company's exit from certain locations in EMEA markets, disposal of certain related assets and termination of certain related long-term contracts in the fourth quarter of fiscal year 2025, the impairment related to certain of the Company's satellites under construction and satellite programs (as discussed in Note 1 — The Company and a Summary of Its Significant Accounting Policies — Property, equipment and satellites above) in the second and third quarters of fiscal year 2024 and the impairment of certain right-of-use assets in the fourth quarter of fiscal year 2023, no other material impairments were recorded by the Company for fiscal years 2025, 2024 and 2023. See Note 7 — Leases for additional information.

The Company accounts for its goodwill under ASC 350. Current authoritative guidance allows the Company to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If, after completing the qualitative assessment, the Company determines that it is more likely than not that the estimated fair value is greater than the carrying value, the Company concludes that no impairment exists. Alternatively, if the Company determines in the qualitative assessment that it is more likely than not that the fair value is less than its carrying value, then the Company performs a quantitative goodwill impairment test to identify both the existence of an impairment and the amount of impairment loss, by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit is less than the carrying value, then a goodwill impairment charge will be recognized in the amount by which the carrying amount exceeds the fair value, limited to the total amount of goodwill allocated to that reporting unit. The Company tests goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

In accordance with ASC 350, the Company assesses qualitative factors to determine whether goodwill is impaired. The qualitative analysis includes assessing the impact of changes in certain factors including: (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the industry or its competitive environment since the acquisition date, (3) changes in the overall economy, its market share and market interest rates since the acquisition date, (4) trends in the stock price and related market capitalization and enterprise values, (5) trends in peer companies' total enterprise value metrics, and (6) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Furthermore, in addition to qualitative analysis, the Company believes it is appropriate to conduct a quantitative analysis periodically as a prudent review of its reporting unit goodwill fair values. The Company's quantitative analysis estimates the fair values of the reporting units using discounted cash flows and other indicators of fair value. The forecast of future cash flow is based on the Company's best estimate of each reporting unit's future revenue and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor resources, general market conditions, successful launch of its satellites currently under construction and other relevant factors. Based on a quantitative analysis for fiscal year 2025, the Company concluded that estimated fair values of its reporting units exceed their respective carrying values.

Based on the Company's qualitative and quantitative assessment performed during the fourth quarter of fiscal year 2025, the Company concluded that it was more likely than not that the estimated fair value of each of the Company's reporting units exceeded their related carrying value as of March 31, 2025. No impairments were recorded by the Company related to goodwill and other intangible assets for fiscal years 2025, 2024 and 2023.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, including cash equivalents, receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowings, other long-term interest bearing liabilities and interest rate cap contracts is determined by using available market information for those securities or similar financial instruments (see Note 3 — Fair Value Measurements).

Self-insurance and post-retirement medical benefit liabilities

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance plans include policies which provide for both specific and aggregate stop-loss limits. The Company utilizes actuarial methods as well as other historical information for the purpose of estimating ultimate costs for a particular plan year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company has recorded self-insurance liability for its plans of $5.9 million and $6.5 million as of March 31, 2025 and 2024, respectively. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as a current liability in accrued and other liabilities in the consolidated balance sheets in accordance with the estimated timing of the projected payments.

As a part of the Inmarsat Acquisition, the Company assumed a post-retirement medical benefit plan for retired employees (and their dependents) who were employed by Inmarsat before January 1, 1998. The plan is funded by the Company and there are no plan assets from which the costs are paid. The cost of providing these benefits is actuarially determined and accrued over the service period of the active employee groups. The annual increase in Inmarsat's contribution to post-retirement medical liability is capped at the United Kingdom Consumer Price Index +1%.

Indemnification provisions

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any material costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party that the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At March 31, 2025 and 2024, no such amounts were accrued related to the aforementioned provisions.

Noncontrolling interests

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separate from the Company's controlling interest. Revenues, expenses, gains, losses, net income (loss) and other comprehensive income (loss) are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

On August 15, 2022, TrellisWare, a majority-owned subsidiary of the Company, completed the repurchase of shares of its common stock from participating stockholders for a total purchase price of approximately $30.0 million. The Company did not elect to participate in the share repurchase, and accordingly, the Company's ownership percentage of TrellisWare increased to slightly over 60% as a result of the share repurchase.

The following table summarizes the effect of the change in the Company's percentage ownership interest in TrellisWare on the Company's equity for the fiscal years ended March 31, 2025, 2024 and 2023:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
Net income (loss) attributable to Viasat, Inc.	$ (574,962)	$ (1,068,904)	$ 1,084,806
Transfers to noncontrolling interest	—	—	(11,783)
Change from net income (loss) attributable to Viasat, Inc. and transfers from (to) noncontrolling interest	$ (574,962)	$ (1,068,904)	$ 1,073,023

Common stock held in treasury

As of March 31, 2025 and 2024, the Company had zero shares of common stock held in treasury.

During fiscal years 2025, 2024 and 2023, the Company issued 1,575,356, 1,547,027 and 1,376,583 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit (RSU) agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the issuance of common stock underlying these RSU agreements, the Company repurchased 553,495, 531,091 and 487,111 shares of common stock at cost and with a total value of $5.5 million, $11.7 million and $16.5 million during fiscal years 2025, 2024 and 2023, respectively. Although shares withheld for employee withholding taxes are technically not issued, they are treated as common stock repurchases for accounting purposes (with such shares deemed to be repurchased and then immediately retired), as they reduce the number of shares that otherwise would have been issued upon vesting of the RSUs. These retired shares remain as authorized stock and are considered to be unissued. The retirement of treasury stock had no impact on the Company's total consolidated stockholders' equity.

Derivatives

As a result of the Inmarsat Acquisition (see Note 4 — Acquisition for more information), the Company assumed interest rate cap contracts to hedge the variable interest rate under Inmarsat's senior secured term loan facilities. The interest rate cap contracts provided protection from Compound SOFR rates over 2%, covered the total nominal amount of Inmarsat's senior secured term loan facilities of $1.6 billion, and matured in February 2025. At the time of the acquisition, the Company continued to account for the interest rate cap contracts as cash-flow hedges. Upon amendment of Inmarsat's senior secured term loan facilities on March 28, 2024 (see Note 8 — Senior Notes and Other Long-Term Debt for more information), the portion of the interest rate cap contracts related to Inmarsat's $1.3 billion senior secured term loan facility (the 2024 Inmarsat Term Loan Facility) continued to be accounted for as cash-flow hedges, as the interest rate cap contracts remained in place with their original maturity date.

The Company did not use this instrument, or these types of instruments in general, for speculative or trading purposes. The Company's objective was to reduce the risk to earnings and cash flows associated with changes in debt with variable interest rates. Derivative instruments are recognized as either assets or liabilities in the consolidated balance sheets and are measured at fair value. The value of a hedging derivative is classified as a non-current asset or liability if the cash flows are due to be received in greater than 12 months, and as a current asset or liability if the cash flows are due to be received in less than 12 months.

Gains and losses arising from changes in the fair value of derivative instruments which are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings, at which time they are then recorded in the same income statement line as the underlying transaction. The Company may designate a derivative with periodic cash settlements and a non-zero fair value at hedge inception as the hedging instrument in a qualifying cash flow hedging relationship. The non-zero fair value of cash flow hedges on the designation date is recognized into income under a systematic and rational method over the life of the hedging instrument and in the same line item in the consolidated statements of operations as the earnings of the hedge item, with the offset recorded to other comprehensive income (loss).

During fiscal years 2025 and 2024, the Company recognized a gain of $1.2 million (and related tax expense of an insignificant amount) and a gain of $20.2 million (and related tax expense of $5.1 million), respectively, in other comprehensive income arising from changes in the fair value of the interest rate cap contracts (designated as cash-flow hedging instruments) related to Inmarsat's senior secured term loan facilities. During fiscal years 2025 and 2024, the Company recorded a decrease of $15.9 million (and related tax benefit of $4.0 million) and a decrease of $5.5 million (and related tax benefit of $1.4 million), respectively, to other comprehensive income and interest expense, net of the recognition into income of the non-zero hedge inception fair value (based on the nature of the underlying transaction). During fiscal years 2025 and 2024, the Company received $46.3 million and $45.6 million in cash, respectively, as a result of periodic cash settlements, which are included in operating cash flows in the consolidated statements of cash flows. As of March 31, 2024, the fair value of the Company's interest rate cap contracts recorded in other current assets in the consolidated balance sheets was $44.5 million.

Foreign currency

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within Viasat, Inc. stockholders' equity.

Other comprehensive income or loss related to the effects of foreign currency translation adjustments attributable to Viasat, Inc. during fiscal years 2025, 2024 and 2023 was a loss of $9.3 million (net of an insignificant amount of tax), a gain of $3.0 million (net of an insignificant amount of tax), and a loss of $13.1 million (net of an insignificant amount of tax), respectively.

Revenue recognition

In accordance with the authoritative guidance for revenue from contracts with customers (ASC 606), the Company applies the five-step model to its contracts with its customers. Under this model the Company (1) identifies the contract with the customer, (2) identifies its performance obligations in the contract, (3) determines the transaction price for the contract, (4) allocates the transaction price to its performance obligations and (5) recognizes revenue when or as it satisfies its performance obligations. These performance obligations generally include the purchase of services (including broadband capacity and the leasing of broadband equipment), the purchase of products, and the development and delivery of complex equipment built to customer specifications under long-term contracts. Taxes imposed by governmental authorities on the Company's revenues, such as sales taxes and value added taxes, are excluded from net sales.

Furthermore, from time to time, the Company participates in U.S. federal and state programs under which the government funds part of the costs of providing services in targeted locations such as unserved or under-served high cost or rural areas, or for certain types of customers. The Company accounts for funds received from the government by analogy to International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, and recognizes funds received in the consolidated statement of operations and comprehensive income (loss) when there is reasonable assurance that it will comply with the conditions associated with the grant and the grant will be received. Recognition occurs on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grant is intended to compensate. During the fiscal years ended March 31, 2025, 2024 and 2023, the amounts recorded in the Company's consolidated financial statements related to these types of arrangements were not material.

Performance obligations

The timing of satisfaction of performance obligations may require judgment. The Company derives a substantial portion of its revenues from contracts with customers for services, primarily consisting of connectivity services. These contracts typically require advance or recurring monthly payments by the customer. The Company's obligation to provide connectivity services is satisfied over time as the customer simultaneously receives and consumes the benefits provided. The measure of progress over time is based upon either a period of time (e.g., over the estimated contractual term) or usage (e.g., bandwidth used/bytes of data processed). The Company evaluates whether broadband equipment provided to its customers as part of the delivery of connectivity services represents a lease in accordance with ASC 842. As discussed above under "Leases - Lessor accounting", for broadband equipment leased to customers in conjunction with the delivery of connectivity services, the Company accounts for the lease and non-lease components of connectivity service arrangements as a single performance obligation as the connectivity services represent the predominant component.

The Company also derives a portion of its revenues from contracts with customers to provide products. Performance obligations to provide products are satisfied at the point in time when control is transferred to the customer. These contracts typically require payment by the customer upon passage of control and determining the point at which control is transferred may require judgment. To identify the point at which control is transferred to the customer, the Company considers indicators that include, but are not limited to, whether (1) the Company has the present right to payment for the asset, (2) the customer has legal title to the asset, (3) physical possession of the asset has been transferred to the customer, (4) the customer has the significant risks and rewards of ownership of the asset, and (5) the customer has accepted the asset. For product revenues, control generally passes to the customer upon delivery of goods to the customer.

The Company's contracts with the U.S. Government typically are subject to the Federal Acquisition Regulation (FAR) and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services provided under U.S. Government contracts. The pricing for non-U.S. Government contracts is based on the specific negotiations with each customer. Under the typical payment terms of the Company's U.S. Government fixed-price contracts, the customer pays the Company either performance-based payments (PBPs) or progress payments. PBPs are interim payments based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments based on a percentage of the costs incurred as the work progresses. Because the customer can often retain a portion of the contract price until completion of the contract, the Company's U.S. Government fixed-price contracts generally result in revenue recognized in excess of billings which the Company presents as unbilled accounts receivable on the balance sheet. Amounts billed and due from the Company's customers are classified as receivables on the balance sheet. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For the Company's U.S. Government cost-type contracts, the customer generally pays the Company for its actual costs incurred within a short period of time. For non-U.S. Government contracts, the Company typically receives interim payments as work progresses, although for some contracts, the Company may be entitled to receive an advance payment. The Company recognizes a liability for these advance payments in excess of revenue recognized and presents it as collections in excess of revenues and deferred revenues on the balance sheet. An advance payment is not typically considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect the Company from the other party failing to adequately complete some or all of its obligations under the contract.

Performance obligations related to developing and delivering complex equipment built to customer specifications under long-term contracts are recognized over time as these performance obligations do not create assets with an alternative use to the Company and the Company has an enforceable right to payment for performance to date. To measure the transfer of control, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Company generally uses the cost-to-cost measure of progress for its contracts because that best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity and the costs of overhead. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is determined.

Contract costs on U.S. Government contracts are subject to audit and review by the Defense Contract Management Agency (DCMA), the Defense Contract Audit Agency (DCAA), and other U.S. Government agencies, as well as negotiations with U.S. Government representatives. As of March 31, 2025, the DCMA had approved the Company's incurred costs through fiscal year 2022. The DCAA is currently auditing the Company's fiscal year 2024 recurring incurred cost submissions. The Company's cost accounting practices are examined for compliance with the applicable Cost Accounting Standards (CAS). Although the Company has recorded contract revenues subsequent to fiscal year 2022 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. The Company had $14.8 million and $16.6 million as of March 31, 2025 and March 31, 2024, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. Government cost reimbursable contracts (see Note 15 — Contingencies for more information).

Evaluation of transaction price

The evaluation of transaction price, including the amounts allocated to performance obligations, may require significant judgments. Due to the nature of the work required to be performed on many of the Company's performance obligations, the estimation of total revenue, and, where applicable, the cost at completion, is complex, subject to many variables and requires significant judgment. The Company's contracts may contain award fees, incentive fees, or other provisions, including the potential for significant financing components, that can either increase or decrease the transaction price. These amounts, which are sometimes variable, can be dictated by performance metrics, program milestones or cost targets, the timing of payments, and customer discretion. The Company estimates variable consideration at the amount to which it expects to be entitled. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Company. In the event an agreement includes embedded financing components, the Company recognizes interest expense or interest income on the embedded financing components using the effective interest method. This methodology uses an implied interest rate which reflects the incremental borrowing rate which would be expected to be obtained in a separate financing transaction. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Estimating standalone selling prices may require judgment. When available, the Company utilizes the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. If a standalone selling price is not directly observable, the Company estimates the standalone selling price by considering all information (including market conditions, specific factors, and information about the customer or class of customer) that is reasonably available.

Transaction price allocated to remaining performance obligations

The Company's remaining performance obligations represent the transaction price of firm contracts and orders for which work has not been performed. The Company includes in its remaining performance obligations only those contracts and orders for which it has accepted purchase orders. Remaining performance obligations associated with the Company's subscribers for fixed consumer and business broadband services in its communication services segment exclude month-to-month service contracts in accordance with a practical expedient and are estimated using a portfolio approach in which the Company reviews all relevant promotional activities and calculates the remaining performance obligation using the average service component for the portfolio and the average time remaining under the contract. The Company's future recurring IFC service contracts in its communication services segment do not have minimum service purchase requirements and therefore are not included in the Company's remaining performance obligations. As of March 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $3.6 billion, of which the Company expects to recognize approximately half over the next 12 months, with the balance recognized thereafter.

Disaggregation of revenue

The Company operates and manages its business in two reportable segments: communication services and defense and advanced technologies. Revenue is disaggregated by products and services, customer type, contract type, business line and geographic area, as the Company believes this approach best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. See Note 16 — Segment Information for disaggregation of revenue by business line and additional disaggregated revenue disclosures.

The following sets forth disaggregated reported revenue by segment and products and services for the fiscal years ended March 31, 2025, 2024 and 2023:

	Fiscal Year Ended March 31, 2025		
	Communication Services	Defense and Advanced Technologies	Total Revenues
		(In thousands)	
Service revenues	$ 3,022,346	$ 203,430	$ 3,225,776
Product revenues	276,139	1,017,656	1,293,795
Total revenues	$ 3,298,485	$ 1,221,086	$ 4,519,571

	Fiscal Year Ended March 31, 2024		
	Communication Services	Defense and Advanced Technologies	Total Revenues
		(In thousands)	
Service revenues	$ 2,798,512	$ 206,082	$ 3,004,594
Product revenues	343,028	936,136	1,279,164
Total revenues	$ 3,141,540	$ 1,142,218	$ 4,283,758

	Fiscal Year Ended March 31, 2023		
	Communication Services	Defense and Advanced Technologies	Total Revenues
		(In thousands)	
Service revenues	$ 1,435,649	$ 166,383	$ 1,602,032
Product revenues	269,126	685,000	954,126
Total revenues	$ 1,704,775	$ 851,383	$ 2,556,158

Revenues from the U.S. Government as an individual customer comprised approximately 18%, 17% and 17% of total revenues for fiscal years 2025, 2024 and 2023, respectively. Revenues from the U.S. Government were attributable to each of the communication services segment and defense and advanced technologies segment, with approximately half of such revenues reported within each of these two segments for fiscal years 2025 and 2024, while the majority of revenues from the U.S. Government was attributable to the defense and advanced technologies segment for fiscal year 2023.

The Company's revenues are primarily derived from two types of contracts: fixed-price and cost-reimbursement contracts. Fixed-price contracts (which require the Company to provide products and services under a contract at a specified price) comprised approximately 96%, 95% and 93% of the Company's total revenues for fiscal years 2025, 2024 and 2023, respectively, a majority of which were reported in the Company's communication services segment. The remainder of the Company's revenues for such periods was derived primarily from cost-reimbursement contracts (under which the Company is reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit), which contracts are mainly reported within the Company's defense and advanced technologies segment.

Historically, a portion of the Company's revenues has been derived from customer contracts that include the development of products. The development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for the Company's funded development from its customer contracts were approximately 11%, 12% and 16% of its total revenues for fiscal years 2025, 2024 and 2023, respectively, mainly reported within the Company's defense and advanced technologies segment.

Contract balances

Contract balances consist of contract assets and contract liabilities. A contract asset, or with respect to the Company, an unbilled accounts receivable, is recorded when revenue is recognized in advance of the Company's right to bill and receive consideration, typically resulting from sales under long-term contracts. Unbilled accounts receivable are generally expected to be billed and collected within one year. The unbilled accounts receivable will decrease as provided services or delivered products are billed. The Company receives payments from customers based on a billing schedule established in the Company's contracts.

When consideration is received in advance of the delivery of goods or services, a contract liability, or with respect to the Company, collections in excess of revenues and deferred revenues, is recorded. Reductions in the collections in excess of revenues and deferred revenues will be recorded as the Company satisfies the performance obligations.

The following table presents contract assets and liabilities as of March 31, 2025 and March 31, 2024:

	As of March 31, 2025		As of March 31, 2024	
	(In thousands)			
Unbilled accounts receivable	$	180,871	$	156,322
Collections in excess of revenues and deferred revenues		294,034		260,264
Deferred revenues, long-term portion		786,710		896,402

Unbilled accounts receivable increased by $24.5 million during fiscal year 2025, primarily driven by revenue recognized in excess of billings primarily in the Company's communication services segment revenues.

Collections in excess of revenues and deferred revenues increased by $33.8 million during fiscal year 2025, driven by advances on goods or services received in excess of revenue recognized in each of the Company's segments.

During fiscal year 2025, the Company recognized revenue of $238.6 million that was previously included in the Company's collections in excess of revenues and deferred revenues at March 31, 2024. During fiscal year 2024, the Company recognized revenue of $97.8 million that was previously included in the Company's collections in excess of revenues and deferred revenues at March 31, 2023.

Other assets and deferred costs – contracts with customers

Per ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, the Company recognizes an asset from the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs. The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. ASC 340-40 also requires the recognition of an asset from the costs incurred to fulfill a contract when (1) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify, (2) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and (3) the costs are expected to be recovered. In accordance with the guidance, the Company recognizes an asset related to commission costs incurred, primarily in the Company's communication services segment, and recognizes an asset related to costs incurred to fulfill contracts. Costs to acquire customer contracts are amortized over the estimated customer contract life. Costs to fulfill customer contracts are amortized in proportion to the revenue to which the costs relate. For contracts with an estimated amortization period of less than one year, the Company elected the practical expedient and expenses incremental costs immediately. The Company's deferred customer contract acquisition costs and costs to fulfill contract balances were $13.0 million and $56.4 million, respectively, as of March 31, 2025. Of the Company's total deferred customer contract acquisition costs and costs to fulfill contracts, $15.2 million was included in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheets and $54.2 million was included in other assets on the Company's consolidated balance sheets as of March 31, 2025. The Company's deferred customer contract acquisition costs and costs to fulfill contract balances were $23.1 million and $55.1 million, respectively, as of March 31, 2024. Of the Company's total deferred customer contract acquisition costs and costs to fulfill contracts, $20.2 million was included in other current assets within the prepaid expenses and other current assets caption on the Company's consolidated balance sheets and $58.0 million was included in other assets on the Company's consolidated balance sheets as of March 31, 2024. For total deferred customer contract acquisition costs and contract fulfillment costs, the Company's amortization and reduction of carrying value associated with contract termination was $33.1 million, $40.4 million and $48.2 million for fiscal years 2025, 2024 and 2023, respectively.

Advertising costs

In accordance with the authoritative guidance for advertising costs (ASC 720-35), advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Advertising expenses for fiscal years 2025, 2024 and 2023 were $19.2 million, $26.4 million and $22.8 million, respectively.

Stock-based compensation

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award. Expense for RSUs and stock options is recognized on a straight-line basis over the employee's requisite service period. Expense for performance-based RSUs (PSUs) with a market condition (such as a stock price milestone) (market condition PSUs) that vest is recognized regardless of the actual outcome achieved and is recognized on a graded-vesting basis. Expense for PSUs with a performance condition (such as an operational milestone) (performance condition PSUs) that vest is recorded each period based on a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period and is recognized regardless of the actual outcome achieved and is recognized on a graded-vesting basis. The Company accounts for forfeitures as they occur. The Company recognizes excess tax benefits or deficiencies on vesting or settlement of awards as discrete items within income tax benefit or provision within net income (loss) and the related cash flows are classified within operating activities. See Note 9 — Common Stock and Stock Plans to the Company's consolidated financial statements for more information.

Independent research and development

IR&D, which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development (R&D) programs.

Income taxes

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's analysis of the need for a valuation allowance on deferred tax assets considered historical as well as forecasted future operating results, the reversal of temporary differences, taxable income in prior carryback years (if permitted), and the availability of tax planning strategies.

Earnings per share

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period, which are included in the earnings per share calculations using the treasury stock method. Potential common stock includes options granted (including market-based performance stock options), RSUs (other than PSUs), market condition PSUs and performance condition PSUs awarded under the Company's equity compensation plan, common shares expected to be issued under the Company's employee stock purchase plan, and shares potentially issuable under the Viasat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

Segment reporting

The Company reports its results in two separate segments consisting of communication services and defense and advanced technologies. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company's reportable segments (communication services and defense and advanced technologies) have been determined based upon their market and economic characteristics while also giving consideration to the structure and management of various business lines. The reportable segments are primarily determined based upon industry categories and core competencies relating to product or service end market distribution, operations, and servicing and distinguished by the type of customer and, to a lesser extent, the related contractual requirements.

The Company's communication services segment provides a wide range of broadband and narrowband communications solutions across government and commercial mobility markets, as well as for residential and enterprise fixed broadband customers. The Company's defense and advanced technologies segment develops and offers a diverse array of resilient, vertically integrated solutions to government and commercial customers, leveraging the Company's technical competencies in encryption, cyber security, tactical gateways, modems and waveforms. The more regulated government environment for defense, encryption and other products is subject to unique contractual requirements and possesses economic characteristics that differ from the communication services segment.

Recent authoritative guidance

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered in measuring the security's fair value. The standard also requires certain disclosures for equity securities that are subject to contractual restrictions. The Company adopted the new guidance in the first quarter of fiscal year 2025 and the guidance did not have a material impact on its consolidated financial statements and disclosures.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) – Common Control Agreements. The amendments in this update that apply to public business entities clarify the accounting for leasehold improvements associated with common control leases. The Company adopted the new guidance in the first quarter of fiscal year 2025 and the guidance did not have a material impact on its consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This ASU amends certain disclosure and presentation requirements for a variety of topics within the FASB ASC. These amendments will also align the requirements in the ASC with the SEC's regulations. The effective date for each amended topic in the ASC is the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, and will not be effective if the SEC has not removed the applicable disclosure requirements by June 30, 2027. Early adoption is prohibited. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires public entities to enhance disclosures about their reportable segments' significant expenses on an interim and annual basis. Beginning with the annual reporting of fiscal year 2025, the Company adopted the new guidance on a retrospective basis. See Note 16 — Segment Information for additional information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 enhances income tax disclosures by requiring disclosure of specific categories in the income tax rate reconciliation table and disaggregation of income taxes paid. The new standard will become effective for the Company beginning in fiscal year 2026. Early adoption is permitted and the new standard should be applied prospectively, however retrospective application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements – Amendments to Remove References to the Concepts Statements. This update contains amendments to the Codification that remove references to various Concepts Statements. The amendments in this update are not intended to result in significant accounting changes for most entities. The amendments in this update are effective for the Company beginning in fiscal year 2026. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires additional disclosures about certain categories of costs and expenses in the notes to financial statements. As clarified in ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, the new standard will become effective for the Company's annual disclosures beginning in fiscal year 2028 and for interim disclosures beginning in fiscal year 2029. Early adoption is permitted and the amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of the ASU or retrospectively to any or all periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

Note 2 — Composition of Certain Balance Sheet Captions

	As of March 31, 2025		As of March 31, 2024	
	(In thousands)			
Accounts receivable, net:				
Billed	$	539,522	$	545,081
Unbilled		180,871		156,322
Allowance for doubtful accounts		(20,841)		(23,193)
	$	699,552	$	678,210
Inventories:				
Raw materials	$	96,893	$	89,778
Work in process		19,761		31,884
Finished goods		177,289		196,216
	$	293,943	$	317,878
Prepaid expenses and other current assets:				
Insurance receivable	$	10,000	$	261,500
Prepaid expenses		176,694		185,892
Other		95,649		134,391
	$	282,343	$	581,783
Property, equipment and satellites, net:				
Equipment and software (estimated useful life of 3-7 years)	$	3,837,083	$	2,992,325
CPE leased equipment (estimated useful life of 4-7 years)		525,972		567,548
Furniture and fixtures (estimated useful life of 7 years)		58,153		65,433
Leasehold improvements (estimated useful life of 2-20 years)		313,249		209,162
Buildings (estimated useful life of 12-38 years)		15,388		16,647
Land		19,661		20,787
Construction in progress		722,194		1,301,376
Satellites (estimated useful life of 7-17 years)		3,405,067		3,324,458
Satellite Ka-band capacity obtained under finance leases (estimated useful life of 7-15 years)		338,201		177,576
Satellites under construction		2,205,305		1,976,469
		11,440,273		10,651,781
Less: accumulated depreciation and amortization		(4,034,609)		(3,094,575)
	$	7,405,664	$	7,557,206
Other assets:				
Deferred income taxes	$	160,452	$	163,590
Capitalized software costs, net		264,492		240,597
Patents, orbital slots and other licenses, net		119,193		112,535
Other		301,641		217,225
	$	845,778	$	733,947
Accrued and other liabilities:				
Collections in excess of revenues and deferred revenues	$	294,034	$	260,264
Accrued employee compensation		185,556		177,854
Accrued vacation		46,651		48,636
Operating lease liabilities		65,310		71,561
Interest payable		52,183		127,098
Other		264,795		265,208
	$	908,529	$	950,621
Other liabilities:				
Deferred revenues, long-term portion	$	786,710	$	896,402
Deferred income taxes		1,069,717		1,228,270
Other		324,726		327,428
	$	2,181,153	$	2,452,100

Note 3 — Fair Value Measurements

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants, and prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

- Level 1 — Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The following tables present the Company's hierarchy for its assets measured at fair value on a recurring basis as of March 31, 2025 and March 31, 2024. The Company had no liabilities measured at fair value on a recurring basis as of both March 31, 2025 and March 31, 2024.

	Fair Value as of March 31, 2025	Level 1	Level 2	Level 3
		(In thousands)		
Assets:				
Cash equivalents	$ 572,256	$ 572,256	$ —	$ —
Total assets measured at fair value on a recurring basis	$ 572,256	$ 572,256	$ —	$ —

	Fair Value as of March 31, 2024	Level 1	Level 2	Level 3
		(In thousands)		
Assets:				
Cash equivalents	$ 474,743	$ 474,743	$ —	$ —
Interest rate cap contracts	44,497	—	44,497	—
Total assets measured at fair value on a recurring basis	$ 519,240	$ 474,743	$ 44,497	$ —

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

Cash equivalents — The Company's cash equivalents consist of money market funds, with a significant portion held in U.S. government-backed securities and treasuries.

Interest rate cap contracts — The Company assumed interest rate cap contracts to hedge the variable interest rate under Inmarsat's senior secured term loan facilities (see Note 1 — The Company and a Summary of Its Significant Accounting Policies — Derivatives for more information). The Company's interest rate cap contracts were valued using the forward interest rate curve at each reporting date (Level 2).

Long-term debt — As of March 31, 2025, the Company's long-term debt (including current portion) was comprised of (1) $442.6 million in aggregate principal amount of Viasat's 5.625% Senior Notes due 2025 (the 2025 Notes) (which were redeemed in full subsequent to fiscal year end), $600.0 million in aggregate principal amount of Viasat's 5.625% Senior Secured Notes due 2027 (the 2027 Notes), $400.0 million in aggregate principal amount of Viasat's 6.500% Senior Notes due 2028 (the 2028 Notes), $1.975 billion in aggregate principal amount of Inmarsat's 9.000% Senior Secured Notes due 2029 (the Inmarsat 2029 Notes), and $733.4 million in aggregate principal amount of Viasat's 7.500% Senior Notes due 2031 (the 2031 Notes), (2) borrowings under Viasat's $700.0 million senior secured term loan facility (the 2022 Term Loan Facility), borrowings under Viasat's $616.7 million senior secured term loan facility (the 2023 Term Loan Facility), borrowings under the 2024 Inmarsat Term Loan Facility, borrowings under Inmarsat's original senior secured term loan facility (the Original Inmarsat Term Loan Facility and, together with the 2024 Inmarsat Term Loan Facility, the Inmarsat Term Loan Facilities) and borrowings under Viasat's direct loan facility with the Export-Import Bank of the United States (the Ex-Im Credit Facility), and (3) finance lease obligations reported at the present value of future minimum lease payments with current accrued interest. Long-term debt related to the Revolving Credit Facilities is reported at the outstanding principal amount of borrowings, while long-term debt related to the Company's other Credit Facilities and the Notes is reported at amortized cost. However, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's long-term debt related to the Company's variable rate Credit Facilities approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. As of March 31, 2025 and 2024, the fair value of the Company's long-term debt related to the Ex-Im Credit Facility was Level 2 and was approximately $19.2 million and $38.5 million, respectively. As of March 31, 2025 and 2024, the estimated fair value of the Company's outstanding long-term debt related to each series of Notes was Level 2 and was $438.6 million and $680.8 million, respectively, for the 2025 Notes, $575.0 million and $564.0 million, respectively, for the 2027 Notes, $350.0 million and $307.5 million, respectively, for the 2028 Notes, and $552.8 million and $529.9 million, respectively, for the 2031 Notes. As of March 31, 2025, the estimated fair value of Inmarsat 2029 Notes was Level 2 and was $1.82 billion. As of March 31, 2024, the estimated fair value of Inmarsat's 6.750% Senior Secured Notes due 2026 (the Inmarsat 2026 Notes) was Level 2 and was $2.04 billion. The Inmarsat 2026 Notes were repurchased and redeemed in full during fiscal year 2025.

Satellite performance incentive obligations — The Company's contracts with satellite manufacturers require the Company to make monthly in-orbit satellite performance incentive payments with respect to certain satellites in commercial service, including interest, through fiscal year 2028, subject to the continued satisfactory performance of the applicable satellites. The Company records the net present value of these expected future payments as a liability and as a component of the cost of the satellites. However, for disclosure purposes, the Company is required to measure the fair value of outstanding satellite performance incentive obligations on a recurring basis. The fair value of the Company's outstanding satellite performance incentive obligations is estimated to approximate their carrying value based on current rates (Level 2). As of March 31, 2025 and 2024, the Company's estimated satellite performance incentive obligations relating to certain satellites in commercial service, including accrued interest, were $11.4 million and $15.9 million, respectively.

Contingencies — In connection with the acquisition of the remaining 51% interest in Euro Broadband Infrastructure Sàrl (EBI) on April 30, 2021, part of the purchase price consideration was determined approximately two years after the closing date, and as a result the Company received €20.0 million, or approximately $22.0 million, in cash and recorded a gain of approximately $18.1 million in the second quarter of fiscal year 2024 in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The consideration paid was contingent based on certain outcomes as defined in the acquisition agreement. Each reporting period, the Company estimated the fair value of the contingent consideration based on unobservable inputs and probability weightings using standard valuation techniques (Level 3). For both fiscal years 2024 and 2023, the change in fair value of the contingent consideration was immaterial.

Note 4 — Acquisition

In May 2023, the Company completed the acquisition of all outstanding shares of Inmarsat Holdings, a privately held leading provider of global mobile satellite communications services. The Inmarsat Acquisition positions the Company as a leading global communications innovator with enhanced scale and scope to connect the world affordably, securely and reliably. The complementary assets and resources of the combined company position the Company to provide advanced new services in mobile and fixed segments, driving greater customer choice in broadband communications and narrowband services (including the Internet of Things (IoT)). These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of goodwill of $1.5 billion which was recognized in the Company's communication services segment. The goodwill recognized was not deductible for U.S. and foreign income tax purposes.

The consideration transferred of approximately $2.7 billion was comprised of $2.1 billion of the fair value of approximately 46.36 million shares of the Company's common stock issued at the closing of the transaction and $550.7 million in cash consideration. In connection with the Inmarsat Acquisition, the Company recorded acquisition-related transaction costs of zero, $31.3 million and $40.4 million during fiscal years 2025, 2024 and 2023, respectively, included in selling, general and administrative expenses.

The purchase price allocation of the acquired assets and assumed liabilities in the Inmarsat Acquisition based on the estimated fair values as of May 30, 2023, adjusted since the closing of the Inmarsat Acquisition, primarily between property, equipment and satellites, identifiable intangible assets, deferred tax liabilities and goodwill, is as follows:

	(In thousands)
Current assets	$ 641,893
Property, equipment and satellites	4,363,049
Identifiable intangible assets	2,570,000
Other assets	388,745
Total assets acquired	$ 7,963,687
Current liabilities	(598,296)
Long-term debt, excluding short-term portion	(3,519,774)
Other long-term liabilities	(2,629,406)
Total liabilities assumed	$ (6,747,476)
Goodwill	1,462,881
Total consideration transferred	$ 2,679,092

Current liabilities and other long-term liabilities include approximately $29.6 million and $248.3 million, respectively, of unfavorable contract liabilities amortized into service revenue over a weighted average estimated useful life of approximately nine years. Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their determined useful lives (which approximates the economic pattern of benefit) and are as follows as of May 30, 2023:

	Fair Value	Weighted Average Useful Life
	(In thousands)	(In years)
Orbital slots and spectrum assets	$ 1,080,000	12
Customer relationships	1,305,000	11
Technology	100,000	7
Trade names	85,000	8
Total identifiable intangible assets	$ 2,570,000	11

Management determined the fair value of acquired customer relationships by applying the multi-period excess earnings method, which involved the use of significant judgments and assumptions related to revenue growth rates, customer attrition rates, discount rates, and contributory asset charges. Additionally, management determined the fair value of acquired orbital slots and spectrum assets using an avoided cost method, which involved the use of significant judgments and assumptions related to hypothetical lease payments, discount rates, and contributory asset charges.

The intangible assets acquired in the Inmarsat Acquisition were determined in accordance with ASC 805, based on estimated fair values using valuation techniques consistent with the market approach, income approach and/or cost approach to measure fair value.

The consolidated financial statements include the operating results of Inmarsat from the date of acquisition. The Company recorded approximately $1.4 billion in revenue and $214.6 million of net loss during fiscal year 2024 from the Inmarsat business following the acquisition date, which were recorded in the Company's communication services segment in the consolidated statements of operations and comprehensive income (loss).

In November 2023, as a part of an important milestone in the Company's integration program following the Inmarsat Acquisition and as part of the Company's ongoing strategy to streamline operations and better serve the Company's growing customer base, the Company completed work on the rationalization of roles in the Company's global business, which was intended to achieve both operational and cost efficiencies. As part of the role rationalization, the Company reduced its global workforce and recorded total costs (primarily related to employee severance payments, benefits and related termination costs) of approximately $48 million during fiscal year 2024. These one-time costs were recorded within operating expenses in the Company's consolidated statements of operations and comprehensive income (loss) in both of the Company's segments.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations for the Company and Inmarsat on a pro forma basis, as though the companies had been combined as of the beginning of fiscal year 2023, April 1, 2022. The pro forma information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal period. The pro forma financial information for fiscal year 2024 includes the business combination accounting effects primarily related to the amortization and depreciation changes from acquired intangible and tangible assets, interest expense from the debt issued to finance the acquisition, acquisition-related transaction costs and related tax effects.

	Fiscal Years Ended	
	March 31, 2024	March 31, 2023
	(In thousands)	
Total revenues	$ 4,565,433	$ 4,176,091
Net income (loss) attributable to Viasat, Inc.	$ (1,014,047)	$ 896,887

Note 5 — Discontinued Operations

On October 1, 2022, the Company entered into an Asset Purchase Agreement to sell the Link-16 TDL Business in its defense and advanced technologies segment to L3Harris in exchange for approximately $1.96 billion in cash, subject to adjustments. In accordance with ASC 205-20, the Company determined that the Link-16 TDL Business met held-for sale and discontinued operations accounting criteria at the end of the second quarter of fiscal year 2023. On January 3, 2023, the Company completed the Link-16 TDL Sale. Accordingly, the Company classified the results of the Link-16 TDL Business as discontinued operations in its consolidated statements of operations for the fiscal year ended March 31, 2023.

Upon completion of the Link-16 TDL Sale, the Company recorded a gain of approximately $1.66 billion (net of costs to sell of $40.8 million) in the fourth quarter of fiscal year 2023 within net income (loss) from discontinued operations, net of tax in the consolidated statements of operations and comprehensive income (loss) for fiscal year 2023. The Link-16 TDL Sale substantially reduced both debt and net leverage, and allowed closer alignment in investment synergies across the Company's business.

In connection with the closing of the Link-16 TDL Sale on January 3, 2023, the Company and L3Harris entered into certain ancillary commercial agreements, including certain license agreements for the cross-licensing by each party of certain intellectual property rights relating to the Link-16 TDL Business and the Company's retained businesses, a supply agreement with respect to the supply of certain Link-16 and related products following the closing, and certain services agreements for the provision of engineering and support services for the transition of the Link-16 TDL Business following the closing, in each case subject to the terms and conditions set forth therein. The impact of these agreements on the Company's consolidated financial statements was not significant.

VIASAT, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The operating results of the discontinued operations only reflect revenues and expenses that are directly attributable to the Link-16 TDL Business that have been eliminated from continuing operations. The following table presents key components of "Net income (loss) from discontinued operations, net of tax" for the fiscal years ended March 31, 2024 and 2023:

	Fiscal Years Ended	
	March 31, 2024	March 31, 2023
	(In thousands)	
Revenues	$ —	$ 247,069
Operating expenses:		
Cost of revenues	—	157,355
Other operating expenses	—	24,062
Net income (loss) from discontinued operations before income taxes	$ —	$ 65,652
Gain (loss) on disposal of discontinued operations before income taxes, net of costs to sell	(11,000)	1,661,891
(Provision for) benefit from income taxes	578	(425,156)
Net income (loss) from discontinued operations, net of tax	$ (10,422)	$ 1,302,387

The cash flows related to discontinued operations have not been segregated and are included in the consolidated statements of cash flows. The following table presents key cash flow and non-cash information related to discontinued operations for the fiscal year ended March 31, 2023:

	Fiscal Year Ended March 31, 2023
	(In thousands)
Depreciation	$ 5,909
Amortization of intangible assets	897
Capital expenditures	10,950

Note 6 — Goodwill and Acquired Intangible Assets

During fiscal year 2025, the Company's goodwill remained flat. During fiscal year 2024, the increase in the Company's goodwill was primarily related to the Inmarsat Acquisition (see Note 4 — Acquisition for more information) and foreign currency translation effects recorded within both of the Company's segments.

Other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of two to 12 years (which approximates the economic pattern of benefit). Amortization expense related to other acquired intangible assets was $263.9 million, $227.2 million and $29.8 million for fiscal years 2025, 2024 and 2023, respectively.

Other acquired intangible assets and the related accumulated amortization as of March 31, 2025 and 2024 were as follows:

	Weighted Average Useful Life (In years)	As of March 31, 2025			As of March 31, 2024		
		Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
				(In thousands)			
Contracts and customer relationships	11	$ 1,432,562	$ (280,309)	$ 1,152,253	$ 1,437,738	$ (148,271)	$ 1,289,467
Orbital slots and spectrum assets	12	1,088,600	(173,600)	915,000	1,088,600	(83,600)	1,005,000
Technology	7	247,921	(131,805)	116,116	251,889	(108,414)	143,475
Trade names	8	116,949	(38,453)	78,496	117,280	(24,770)	92,510
Other	9	18,017	(9,105)	8,912	21,792	(7,777)	14,015
Total other acquired intangible assets	11	$ 2,904,049	$ (633,272)	$ 2,270,777	$ 2,917,299	$ (372,832)	$ 2,544,467

69

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of international businesses acquired. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

	Amortization
	(In thousands)
Expected for fiscal year 2026	$ 263,329
Expected for fiscal year 2027	263,329
Expected for fiscal year 2028	263,291
Expected for fiscal year 2029	262,266
Expected for fiscal year 2030	247,160
Thereafter	971,402
	$ 2,270,777

Goodwill by segments as of March 31, 2025 and 2024 was as follows:

	As of March 31, 2025	As of March 31, 2024
	(In thousands)	
Communication services	$ 1,582,083	$ 1,581,937
Defense and advanced technologies	40,049	39,826
Total	$ 1,622,132	$ 1,621,763

Note 7 — Leases

The Company's operating leases consist primarily of leases for office space, data centers and satellite ground facilities and have remaining terms that typically range from less than one year to 17 years, some of which include renewal options, and some of which include options to terminate the leases within one year. Certain earth station leases have renewal terms that have been deemed to be reasonably certain to be exercised and as such have been recognized as part of the Company's right-of-use assets and lease liabilities. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company recognizes right-of-use assets and lease liabilities for such leases in accordance with ASC 842. The Company reports operating lease right-of-use assets in operating lease right-of-use assets and the current and non-current portions of its operating lease liabilities in accrued and other liabilities and non-current operating lease liabilities, respectively, in the consolidated balance sheets.

The Company's finance leases consist primarily of satellite lifetime Ka-band capacity leases and have remaining terms from less than one year to 15 years. The Company reports assets obtained under finance leases in property, equipment and satellites, net and the current and non-current portions of its finance lease liabilities in current portion of long-term debt and other long-term debt, respectively, in the consolidated balance sheets.

During the fourth quarter of fiscal year 2023, after the completion of the Link-16 TDL Sale, the Company reduced its real estate footprint as part of cost-reduction measures taken in order to right-size the Company's remaining businesses. As a result, the Company recorded an impairment of right-of-use assets of $19.1 million and an impairment of leasehold improvements and furniture and fixtures of an insignificant amount, taking into consideration the current and anticipated future market conditions for sublease income in the markets the leases are located, recorded in the consolidated statements of operations in selling, general and administrative expenses in both of the Company's segments.

The components of the Company's lease costs, weighted average lease terms and discount rates are presented in the tables below:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
Lease cost:			
Operating lease cost	$ 99,067	$ 105,365	$ 87,627
Finance lease cost:			
Depreciation of assets obtained under finance leases	14,948	11,824	11,947
Interest on lease liabilities	6,514	2,018	2,441
Short-term lease cost	21,559	13,990	14,410
Variable lease cost	27,067	13,214	15,261
Net lease cost	$ 169,155	$ 146,411	$ 131,686

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
Lease term and discount rate:			
Weighted average remaining lease term (in years):			
Operating leases	8.5	7.3	6.3
Finance leases	13.5	2.4	3.4
Weighted average discount rate:			
Operating leases	6.2%	6.2%	5.7%
Finance leases	10.5%	6.3%	6.3%

The following table details components of the consolidated statements of cash flows for operating and finance leases:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 92,600	$ 93,350	$ 69,595
Operating cash flows from finance leases	5,259	2,074	2,449
Financing cash flows from finance leases	15,176	11,941	11,572
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	$ 94,350	$ 29,035	$ 9,817
Finance leases	145,625	1,946	2,232

The following table presents maturities of the Company's lease liabilities as of March 31, 2025:

	Operating Leases		Finance Leases	
	(In thousands)			
Expected for fiscal year 2026	$	86,165	$	31,684
Expected for fiscal year 2027		82,683		22,631
Expected for fiscal year 2028		76,541		19,630
Expected for fiscal year 2029		73,723		19,614
Expected for fiscal year 2030		67,864		19,625
Thereafter		239,815		182,340
Total future lease payments required		626,791		295,524
Less: interest		147,348		137,051
Total	$	479,443	$	158,473

As of March 31, 2025, the Company had $76.9 million of additional lease commitments that will commence subsequent to fiscal year 2025, with lease terms of five to 17 years.

Note 8 — Senior Notes and Other Long-Term Debt

Total long-term debt consisted of the following as of March 31, 2025 and 2024:

	As of March 31, 2025	As of March 31, 2024
	(In thousands)	
2022 Term Loan Facility	$ 680,750	$ 687,750
2023 Term Loan Facility	607,450	613,617
Original Inmarsat Term Loan Facility	300,000	300,000
2024 Inmarsat Term Loan Facility	1,287,000	1,300,000
Ex-Im Credit Facility	19,652	39,304
Inmarsat Revolving Credit Facility	—	—
Viasat Revolving Credit Facility	—	—
2025 Notes (1)	442,550	700,000
Inmarsat 2026 Notes	—	2,075,000
2027 Notes	600,000	600,000
2028 Notes	400,000	400,000
Inmarsat 2029 Notes	1,975,000	—
2031 Notes	733,400	733,400
Finance lease obligations (see Note 1)	158,473	26,771
Total debt	7,204,275	7,475,842
Unamortized discount, debt issuance costs and fair value adjustments made in purchase accounting	(168,166)	(288,553)
Less: current portion of long-term debt (1)	503,825	58,054
Total long-term debt	$ 6,532,284	$ 7,129,235

The estimated aggregate amounts and timing of payments on the Company's long-term debt obligations as of March 31, 2025 for the next five fiscal years and thereafter were as follows (excluding the effects of discount accretion under the Notes, the Term Loan Facilities and the Ex-Im Credit Facility):

For the Fiscal Years Ending	(In thousands)
2026 (1)	$ 503,825
2027	334,084
2028	631,682
2029	1,085,049
2030	3,223,016
Thereafter	1,426,619
	7,204,275
Unamortized discount, debt issuance costs and fair value adjustments made in purchase accounting	(168,166)
Total	$ 7,036,109

(1)   The 2025 Notes were redeemed in full subsequent to fiscal year end.

2022 Term Loan Facility

In March 2022, the Company entered into the $700.0 million 2022 Term Loan Facility, which was fully drawn at closing and matures on March 4, 2029. At March 31, 2025, the Company had $680.8 million in principal amount of outstanding borrowings under the 2022 Term Loan Facility.

Borrowings under the 2022 Term Loan Facility are required to be repaid in quarterly installments of $1.75 million each, which commenced on September 30, 2022, followed by a final installment of $654.5 million at maturity. Borrowings under the 2022 Term Loan Facility bear interest, at the Company's option, at either (1) a base rate equal to the greater of the administrative agent's prime rate as announced from time to time, the federal funds effective rate plus 0.50%, and the forward-looking term SOFR rate administered by CME for a one-month interest period plus 1.00%, subject to a floor of 1.50% for the initial term loans, plus an applicable margin of 3.50%, or (2) the forward-looking term SOFR rate administered by CME for the applicable interest period, subject to a floor of 0.50% for the initial term loans, plus an applicable margin of 4.50%. As of March 31, 2025, the effective interest rate on the Company's outstanding borrowings under the 2022 Term Loan Facility was 9.47%. The 2022 Term Loan Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the 2022 Term Loan Facility) and secured by substantially all of the Company's and any such subsidiaries' assets. As of March 31, 2025, none of the Company's subsidiaries guaranteed the 2022 Term Loan Facility.

The 2022 Term Loan Facility contains covenants that restrict, among other things, the ability of Company and its restricted subsidiaries to incur additional debt, grant liens, sell assets, make investments, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the 2022 Term Loan Facility as of March 31, 2025.

Borrowings under the 2022 Term Loan Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The 2022 Term Loan Facility was issued with an original issue discount of 2.00%, or $14.0 million. The original issue discount and deferred financing cost associated with the issuance of the borrowings under the 2022 Term Loan Facility are amortized to interest expense on a straight-line basis over the term of the 2022 Term Loan Facility, the results of which are not materially different from the effective interest rate basis.

2023 Term Loan Facility

In connection with the closing of the Inmarsat Acquisition, in May 2023, the Company entered into the $616.7 million 2023 Term Loan Facility, which was fully drawn at closing and matures on May 30, 2030. At March 31, 2025, the Company had $607.5 million in principal amount of outstanding borrowings under the 2023 Term Loan Facility.

Borrowings under the 2023 Term Loan Facility are required to be repaid in quarterly installments of $1.5 million each, which commenced on December 31, 2023, followed by a final installment of $576.6 million at maturity. Borrowings under the 2023 Term Loan Facility bear interest, at the Company's option, at either (1) a base rate equal to the greater of the administrative agent's prime rate as announced from time to time, the federal funds effective rate plus 0.50%, and the forward-looking term SOFR rate administered by CME for a one-month interest period plus 1.00%, subject to a floor of 1.50% for the initial term loans, plus an applicable margin of 3.50%, or (2) the forward-looking term SOFR rate administered by CME for the applicable interest period, subject to a floor of 0.50% for the initial term loans, plus an applicable margin of 4.50%, plus a credit spread adjustment ranging from 0.11% to 0.43%. As of March 31, 2025, the effective interest rate on the Company's outstanding borrowings under the 2023 Term Loan Facility was 9.93%. The 2023 Term Loan Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the 2023 Term Loan Facility) and secured by substantially all of the Company's assets and any such subsidiaries' assets. As of March 31, 2025, none of the Company's subsidiaries guaranteed the 2023 Term Loan Facility.

The 2023 Term Loan Facility contains covenants that restrict, among other things, the ability of Company and its restricted subsidiaries to incur additional debt, grant liens, sell assets, make investments, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the 2023 Term Loan Facility as of March 31, 2025.

Borrowings under the 2023 Term Loan Facility are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The 2023 Term Loan Facility was issued with an original issue discount of 2.50%, or $15.4 million. The original issue discount and deferred financing cost associated with the issuance of the borrowings under the 2023 Term Loan Facility are amortized to interest expense on a straight-line basis over the term of the 2023 Term Loan Facility, the results of which are not materially different from the effective interest rate basis.

Inmarsat Secured Credit Facilities

In March 2024, Inmarsat amended its then-existing senior secured credit facilities to (among other matters): (1) establish the $1.3 billion 2024 Inmarsat Term Loan Facility, the proceeds of which, together with cash on hand, were used to repay approximately $1.38 billion of the outstanding borrowings under the Original Inmarsat Term Loan Facility, resulting in $300.0 million in principal amount of borrowings remaining outstanding under the Original Inmarsat Term Loan Facility at the closing of the amendment, and (2) replace the prior $700.0 million revolving credit facility with a new $550.0 million revolving line of credit (including up to $100.0 million of letters of credit) (the Inmarsat Revolving Credit Facility and, together with the 2024 Inmarsat Term Loan Facility and the Original Inmarsat Term Loan Facility, the Inmarsat Secured Credit Facilities). The maturity date for the Original Inmarsat Term Loan Facility is December 12, 2026, and for the 2024 Inmarsat Term Loan Facility is September 28, 2029. The Inmarsat Revolving Credit Facility matures on the earlier of March 28, 2027 and (if more than $100.0 million of borrowings are outstanding under the Original Inmarsat Term Loan Facility) the date that is 91 days prior to the maturity of the Original Inmarsat Term Loan Facility. As of March 31, 2025, Inmarsat had $1.3 billion in principal amount of outstanding borrowings under the 2024 Inmarsat Term Loan Facility and $300.0 million in principal amount of outstanding borrowings under the Original Inmarsat Term Loan Facility. As of March 31, 2025, the Inmarsat Revolving Credit Facility was undrawn and there were no amounts outstanding under standby letters of credit, leaving borrowing availability under the Inmarsat Revolving Credit Facility as of March 31, 2025 of $550.0 million.

Borrowings under the 2024 Inmarsat Term Loan Facility are required to be repaid in quarterly installments of $3.25 million each, which commenced in the quarter ended June 30, 2024, followed by a final installment of $1.23 billion at maturity. As a result of the voluntary prepayments at the closing of the amendment, all quarterly amortization installments with respect to the Original Inmarsat Term Loan Facility have been reduced to zero, with the only remaining scheduled principal repayment being a final installment of $300.0 million at the maturity date on December 12, 2026.

Borrowings under the Inmarsat Secured Credit Facilities: (1) in the case of borrowings denominated in U.S. Dollars, bear interest, at Inmarsat's option, at either (i) the highest of (x) for the Original Inmarsat Term Loan Facility, the greater of the federal funds rate or the overnight banking fund rate for such day plus 0.50% and for the 2024 Inmarsat Term Loan Facility, the federal funds rate plus 0.50%, (y) the forward-looking one-month term SOFR rate plus 1.00% or (z) the administrative agent's prime rate as announced from time to time, or (ii) the forward-looking term SOFR rate for the applicable interest period (subject to, in the case of the 2024 Inmarsat Term Loan Facility, a floor of 0.50% per annum, in the case of the Inmarsat Revolving Credit Facility, a floor of 0.00% per annum and, in the case of the Original Inmarsat Term Loan Facility, a floor of 1.00% per annum), and (2) in the case of borrowings denominated in available currencies other than U.S. Dollars, bear interest based upon the applicable benchmark for such currencies (as described in the Inmarsat Secured Credit Facilities) plus, in all cases, an applicable margin. The applicable margin for the Original Inmarsat Term Loan Facility is 2.50% per annum for base rate loans and 3.50% per annum for SOFR loans. The applicable margin for the 2024 Inmarsat Term Loan Facility is 3.50% per annum for base rate loans and 4.50% per annum for SOFR loans. The applicable margin for borrowings under the Inmarsat Revolving Credit Facility is based on Inmarsat's total net leverage ratio and ranges between 1.50% and 2.25% per annum for base rate loans and 2.50% and 3.25% per annum for SOFR loans. As of March 31, 2025, the weighted average effective interest rate on the Company's outstanding borrowings under the Inmarsat Term Loan Facilities, was approximately 9.17%. The Inmarsat Secured Credit Facilities are required to be guaranteed by certain material Inmarsat subsidiaries and secured by substantially all of the assets of the Inmarsat borrowers and subsidiary guarantors.

The Inmarsat Secured Credit Facilities contain covenants that restrict, among other things, Inmarsat's ability to incur additional debt, grant liens, sell assets, make investments and acquisitions, pay dividends and make certain other restricted payments. In addition, financial covenants regarding Inmarsat's total net leverage ratio and interest coverage ratio apply to the Inmarsat Revolving Credit Facility. The borrowers under the Inmarsat Secured Credit Facilities were in compliance with the financial covenants under the Inmarsat Secured Credit Facilities as of March 31, 2025.

Borrowings under the Inmarsat Term Loan Facilities are recorded as current portion of long-term debt and as other long-term debt, net of unamortized discount, unamortized fair value adjustment made in purchase accounting and debt issuance costs, in the Company's consolidated financial statements. The 2024 Inmarsat Term Loan Facility was issued with an original issue discount of 2.00%.

Ex-Im Credit Facility

The Ex-Im Credit Facility originally provided a $362.4 million senior secured direct loan facility, which was fully drawn. Of the $362.4 million in principal amount of borrowings made under the Ex-Im Credit Facility, $321.2 million was used to finance up to 85% of the costs of construction, launch and insurance of the ViaSat-2 satellite and related goods and services (including costs incurred on or after September 18, 2012), with the remaining $41.2 million used to finance the total exposure fees incurred under the Ex-Im Credit Facility (which included all previously accrued completion exposure fees). As of March 31, 2025, the Company had $19.7 million in principal amount of outstanding borrowings under the Ex-Im Credit Facility.

Borrowings under the Ex-Im Credit Facility bear interest at a fixed rate of 2.38%, payable semi-annually in arrears. The effective interest rate on the Company's outstanding borrowings under the Ex-Im Credit Facility, which takes into account timing and amount of borrowings and payments, exposure fees, debt issuance costs and other fees, is 4.54%. Borrowings under the Ex-Im Credit Facility are required to be repaid in 16 semi-annual principal installments, which commenced on April 15, 2018, with a maturity date of October 15, 2025. The Ex-Im Credit Facility is guaranteed by Viasat and is secured by first-priority liens on the ViaSat-2 satellite and related assets, as well as a pledge of the capital stock of the borrower under the facility.

The Ex-Im Credit Facility contains financial covenants regarding Viasat's maximum total leverage ratio and minimum interest coverage ratio. In addition, the Ex-Im Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Ex-Im Credit Facility as of March 31, 2025.

Borrowings under the Ex-Im Credit Facility are recorded as current portion of long-term debt, net of unamortized discount and debt issuance costs, in the Company's consolidated financial statements. The discount of $42.3 million (consisting of the initial $6.0 million pre-exposure fee, $35.3 million of completion exposure fees, and other customary fees) and deferred financing cost associated with the issuance of the borrowings under the Ex-Im Credit Facility are amortized to interest expense on an effective interest rate basis over the weighted average term of the Ex-Im Credit Facility and in accordance with the related payment obligations.

Viasat Revolving Credit Facility

As of March 31, 2025, Viasat's revolving credit facility (the Viasat Revolving Credit Facility) provided a $647.5 million revolving line of credit (including up to $150.0 million of letters of credit), with a maturity date of the earliest of (A) August 24, 2028 and (B) the springing maturity date (as defined in the Viasat Revolving Credit Agreement, which is effectively 91 days prior to the maturity date of certain material debt for borrowed money of Viasat and its subsidiaries to the extent certain conditions have not been satisfied as of such date). At March 31, 2025, the Company had no outstanding borrowings under the Viasat Revolving Credit Facility and $54.2 million outstanding under standby letters of credit, leaving borrowing availability under the Viasat Revolving Credit Facility as of March 31, 2025 of $593.3 million.

Borrowings under the Viasat Revolving Credit Facility bear interest, at the Company's option, at either (1) the highest of the federal funds rate plus 0.50%, forward-looking term SOFR (as defined in the definitive credit agreement governing the Viasat Revolving Credit Facility) for an interest period of one month plus 1.00%, or the administrative agent's prime rate as announced from time to time, or (2) forward-looking term SOFR (not to be less than 0.00% per annum), plus, in the case of each of (1) and (2), an applicable margin that is based on the Company's total leverage ratio. The Company has capitalized certain amounts of interest expense on the Viasat Revolving Credit Facility in connection with the construction of various assets during the construction period. The Viasat Revolving Credit Facility is required to be guaranteed by certain significant domestic subsidiaries of the Company (as defined in the Viasat Revolving Credit Facility) and secured by substantially all of the Company's and any such subsidiaries' assets. As of March 31, 2025, none of the Company's subsidiaries guaranteed the Viasat Revolving Credit Facility.

The Viasat Revolving Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Viasat Revolving Credit Facility contains covenants that restrict, among other things, the Company's ability to incur additional debt, grant liens, sell assets, make investments and acquisitions, make capital expenditures, pay dividends and make certain other restricted payments. The Company was in compliance with its financial covenants under the Viasat Revolving Credit Facility as of March 31, 2025.

Senior Notes

Senior Notes due 2025; Discharge of Indenture and Gain (Loss) on Extinguishment of Debt

In September 2017, the Company issued $700.0 million in principal amount of 2025 Notes in a private placement to institutional buyers. During the second quarter of fiscal year 2025, the Company repurchased $257.5 million in aggregate principal amount of 2025 Notes in open market transactions, resulting in $442.6 million in principal amount of 2025 Notes remaining outstanding as of March 31, 2025. As a result, the Company recorded a gain of an insignificant amount in (loss) gain on extinguishment of debt, net in the consolidated statement of operations during fiscal year 2025. Subsequent to fiscal year end, on May 2, 2025, the Company redeemed all of the remaining $442.6 million in principal amount of 2025 Notes at a redemption price of 100% of the principal amount so redeemed plus accrued and unpaid interest thereon to the redemption date, and the indenture governing the 2025 Notes was satisfied and discharged in accordance with its terms. As a result of the redemption of the 2025 Notes, the Company is expected to recognize a loss of an insignificant amount on extinguishment of debt during the first quarter of fiscal year 2026. The 2025 Notes bore interest at the rate of 5.625% per year, payable semi-annually in cash in arrears, and were recorded as current portion of long-term debt, net of debt issuance costs, as of March 31, 2025 in the Company's consolidated financial statements.

Inmarsat Senior Secured Notes due 2026; Discharge of Indenture and Loss on Extinguishment of Debt

In October 2019, certain subsidiaries of Inmarsat Holdings issued $2.08 billion in principal amount of Inmarsat 2026 Notes in a private placement to institutional buyers. In July 2024, Inmarsat repurchased $101.7 million in aggregate principal amount of Inmarsat 2026 Notes in open market transactions.

On October 1, 2024, Inmarsat used the net proceeds from the issuance of the Inmarsat 2029 Notes, together with cash on hand, to redeem all of the remaining $1.97 billion in principal amount of Inmarsat 2026 Notes at a redemption price of 100% of the principal amount so redeemed plus accrued and unpaid interest thereon to the redemption date, and the indenture governing the Inmarsat 2026 Notes was satisfied and discharged in accordance with its terms. As a result of the repurchase and redemption of the Inmarsat 2026 Notes in July and October 2024, during fiscal year 2025, the Company recorded a loss of $100.3 million in (loss) gain on extinguishment of debt, net in the consolidated statement of operations, related to an unamortized fair value adjustment made in purchase accounting. The Inmarsat 2026 Notes bore interest at the rate of 6.750% per year, payable semi-annually in cash in arrears and were recorded as long-term debt, net of unamortized fair value adjustment made in purchase accounting, as of March 31, 2024 in the Company's consolidated financial statements.

Senior Secured Notes due 2027

In March 2019, the Company issued $600.0 million in principal amount of 2027 Notes in a private placement to institutional buyers. The 2027 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2027 Notes bear interest at the rate of 5.625% per year, payable semi-annually in cash in arrears, which interest payments commenced in October 2019. Debt issuance costs associated with the issuance of the 2027 Notes are amortized to interest expense on a straight-line basis over the term of the 2027 Notes, the results of which are not materially different from the effective interest rate basis.

The 2027 Notes are required to be guaranteed on a senior secured basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2025, none of the Company's subsidiaries guaranteed the 2027 Notes. The 2027 Notes are secured, equally and ratably with the 2022 Term Loan Facility, the 2023 Term Loan Facility, the Viasat Revolving Credit Facility and any future parity lien debt, by liens on substantially all of the Company's and such subsidiaries' assets.

The 2027 Notes are the Company's general senior secured obligations and rank equally in right of payment with all of its existing and future unsubordinated debt. The 2027 Notes are effectively senior to all of the Company's existing and future unsecured debt (including the 2025 Notes, the 2028 Notes and the 2031 Notes) as well as to all of any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the assets securing the 2027 Notes. The 2027 Notes are effectively subordinated to any obligations that are secured by liens on assets that do not constitute a part of the collateral securing the 2027 Notes (such as the Inmarsat 2026 Notes), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2027 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2027 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2027 Notes may be redeemed, in whole or in part, at any time at a redemption price of 100% plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2027 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2027 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2027 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Senior Notes due 2028

In June 2020, the Company issued $400.0 million in principal amount of 2028 Notes in a private placement to institutional buyers. The 2028 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2028 Notes bear interest at the rate of 6.500% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2021. Debt issuance costs associated with the issuance of the 2028 Notes are amortized to interest expense on a straight-line basis over the term of the 2028 Notes, the results of which are not materially different from the effective interest rate basis.

The 2028 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2025, none of the Company's subsidiaries guaranteed the 2028 Notes. The 2028 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2028 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2028 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2028 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The 2028 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on July 15, 2024 at a redemption price of 101.625%, and at any time on or after July 15, 2025 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2028 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2028 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2028 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Inmarsat Senior Secured Notes due 2029

In September 2024, certain subsidiaries of Inmarsat Holdings issued $1.975 billion in principal amount of Inmarsat 2029 Notes in a private placement to institutional buyers. The Inmarsat 2029 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The Inmarsat 2029 Notes bear interest at the rate of 9.000% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2025. Debt issuance costs associated with the issuance of the Inmarsat 2029 Notes are amortized to interest expense on a straight-line basis over the term of the Inmarsat 2029 Notes, the results of which are not materially different from the effective interest rate basis. Inmarsat used the net proceeds from the issuance of the Inmarsat 2029 Notes, together with cash on hand, to redeem all of the outstanding Inmarsat 2026 Notes on October 1, 2024.

The Inmarsat 2029 Notes are secured by pari passu first priority liens on the collateral securing the Inmarsat Secured Credit Facilities, and are required to be guaranteed on a senior secured basis by the subsidiaries of Inmarsat Holdings guaranteeing the Inmarsat Secured Credit Facilities.

The indenture governing the Inmarsat 2029 Notes limits, among other things, the ability of the issuers and their restricted subsidiaries to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2026, the issuers may redeem up to 40% of the Inmarsat 2029 Notes at a redemption price 109.000% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings so long as at least 50% of the aggregate principal amount of the Inmarsat 2029 Notes originally issued remains outstanding after such redemptions. The issuers may also redeem the Inmarsat 2029 Notes prior to September 15, 2026, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a "make-whole" premium and any accrued and unpaid interest, if any, thereon to the redemption date. The Inmarsat 2029 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on September 15, 2026 at a redemption price of 104.500%, at any time during the 12 months beginning on September 15, 2027 at a redemption price of 102.250%, and at any time on or after September 15, 2028 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined in the indenture governing the Inmarsat 2029 Notes), each holder will have the right to require the issuers to repurchase all or a portion of such holder's Inmarsat 2029 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Inmarsat 2029 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Senior Notes due 2031

In September 2023, the Company issued $733.4 million in principal amount of 2031 Notes in a private placement to institutional buyers to replace the $733.4 million unsecured bridge loan facility that was entered into in connection with the closing of the Inmarsat Acquisition on May 30, 2023. The 2031 Notes were issued at face value and are recorded as long-term debt, net of debt issuance costs, in the Company's consolidated financial statements. The 2031 Notes bear interest at the rate of 7.500% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2024. Debt issuance costs associated with the issuance of the 2031 Notes are amortized to interest expense on a straight-line basis over the term of the 2031 Notes, the results of which are not materially different from the effective interest rate basis.

The 2031 Notes are required to be guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Viasat Revolving Credit Facility. As of March 31, 2025, none of the Company's subsidiaries guaranteed the 2031 Notes. The 2031 Notes are the Company's general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2031 Notes are effectively junior in right of payment to the Company's existing and future secured debt, including under the Credit Facilities and the 2027 Notes (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that do not guarantee the 2031 Notes, and are senior in right of payment to all of the Company's existing and future subordinated indebtedness.

The indenture governing the 2031 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to May 30, 2026, the Company may redeem up to 40% of the 2031 Notes at a redemption price of 107.500% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the 2031 Notes prior to May 30, 2026, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a "make whole" premium and any accrued and unpaid interest, if any, thereon to the redemption date. The 2031 Notes may be redeemed, in whole or in part, at any time during the 12 months beginning on May 30, 2026 at a redemption price of 103.750%, during the 12 months beginning on May 30, 2027 at a redemption price of 101.875%, and at any time on or after May 30, 2028 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control triggering event occurs (as defined in the indenture governing the 2031 Notes), each holder will have the right to require the Company to repurchase all or any part of such holder's 2031 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2031 Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Note 9 — Common Stock and Stock Plans

From time to time, the Company files universal shelf registration statements with the SEC for the future sale of an unlimited amount of common stock, preferred stock, debt securities, depositary shares, warrants and rights, which securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan (the Equity Participation Plan). The Equity Participation Plan provides for the grant to executive officers, other eligible employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, RSUs and performance awards. From November 1996 to September 2024, through various amendments of the Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan to 59,401,000 shares. The Company believes that such awards align the interests of its executive officers, employees, consultants and non-employee directors with those of its stockholders. Shares of the Company's common stock granted under the Equity Participation Plan in the form of stock options or stock appreciation right are counted against the Equity Participation Plan share reserve on a one for one basis and performance-based stock options are calculated assuming "maximum" performance. Shares of the Company's common stock granted under the Equity Participation Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Equity Participation Plan share reserve as two shares for each share of common stock subject to such awards.

In September 2024, the Company adopted the 2024 Employment Inducement Incentive Award Plan (the Inducement Plan). The Inducement Plan provided for RSU and market condition PSU grants to the Company's new Senior Vice President and Chief Financial Officer. The maximum number of shares reserved for issuance under this plan is 377,500. Shares of the Company's common stock granted under the Inducement Plan as RSUs are counted against the Inducement Plan share reserve on a one for one basis and market condition PSU grants are calculated assuming "maximum" performance.

In November 1996, the Company adopted the Viasat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. From November 1996 to September 2023, through various amendments of the Employee Stock Purchase Plan, the Company increased the maximum number of shares reserved for issuance under the Employee Stock Purchase Plan to 11,950,000 shares. To facilitate participation for employees located outside of the United States in light of non-U.S. law and other considerations, the amended Employee Stock Purchase Plan also provides for the grant of purchase rights that are not intended to be tax-qualified. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower.

Total stock-based compensation expense recognized in accordance with ASC 718 was as follows:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
		(In thousands)	
Stock-based compensation expense before taxes	$ 80,385	$ 83,631	$ 82,112
Related income tax benefits	(2,181)	(5,292)	(17,238)
Stock-based compensation expense, net of taxes	$ 78,204	$ 78,339	$ 64,874

In accordance with ASC 718, the Company recognizes excess tax benefits or deficiencies on vesting or settlement of awards as discrete items within income tax benefit or provision within net income (loss) and the related cash flows classified within operating activities.

The compensation cost that has been charged against income for the Equity Participation Plan and Inducement Plan under ASC 718 was $72.9 million, $75.6 million and $75.0 million, and for the Employee Stock Purchase Plan was $7.5 million, $8.0 million and $7.1 million, for fiscal years 2025, 2024 and 2023, respectively. The Company capitalized $8.1 million, $10.7 million and $12.9 million of stock-based compensation expense as a part of property, equipment and satellites, net for fiscal years 2025, 2024 and 2023, respectively. During fiscal year 2025, the Company modified certain RSUs and market-based performance stock options in connection with termination of executives resulting in an insignificant amount of incremental compensation expense.

As of March 31, 2025, total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan and Inducement Plan (including stock options, market-based performance stock options, RSUs and PSUs) and the Employee Stock Purchase Plan was $125.2 million and $2.9 million, respectively. These costs are expected to be recognized over a weighted average period of 0.6 years, 1.1 years, 2.0 years and 1.7 years, for stock options, market-based performance stock options, RSUs and PSUs, respectively, under the Equity Participation Plan and the Inducement Plan, and less than six months under the Employee Stock Purchase Plan.

Stock options, market-based performance stock options and employee stock purchase plan. The Company's stock options typically have a simple four-year vesting schedule (except for one- and three-year vesting schedules for options granted to the members of the Company's Board of Directors) and a six-year contractual term. The Company grants total shareholder return (TSR) performance stock options to executive officers under the Equity Participation Plan. The number of shares of TSR performance stock options that will become eligible to vest based on the time-based vesting schedule described below is based on a comparison over a four-year performance period of the Company's TSR to the TSR of the companies included in the S&P Mid Cap 400 Index. The number of options that may become vested and exercisable will range from 0% to 175% of the target number of options based on the Company's relative TSR ranking for the performance period. The Company's TSR performance stock options have a four-year time-based vesting schedule and a six-year contractual term. The TSR performance stock options must be vested under both the time-based vesting schedule and the performance-based vesting conditions in order to become exercisable. In fiscal year 2024, the Company granted price hurdle performance stock options to executive officers and certain other high-level employees under the Equity Participation Plan. The price hurdle performance stock options must be vested under both a three-year time-based vesting schedule and a market-based vesting condition in order to become exercisable. The number of options that may become vested and exercisable will range from 0% to 250% of the target number of options granted provided that depending on whether the forty-five calendar day trailing average market closing price of the Company's common stock ending on and including such date equals or exceeds certain levels. The Company estimates the fair value of the TSR performance stock options and the price hurdle performance stock options (collectively, the market-based performance stock options) at the grant date using a Monte Carlo simulation. Expense for vested market-based performance stock options with a market condition that vest is recognized regardless of the actual outcome achieved and is recognized on a graded-vesting basis.

There were no market-based performance stock options granted during fiscal year 2025. The weighted average estimated fair value of market-based performance stock options granted during fiscal years 2024 and 2023 was $16.01 and $25.06 per share, respectively, using the Monte Carlo simulation.

The weighted average estimated fair value of stock options granted and shares issued under the Employee Stock Purchase Plan during fiscal year 2025 was $9.87 and $5.22 per share, respectively, during fiscal year 2024 was $15.73 and $8.79 per share, respectively, and during fiscal year 2023 was $16.49 and $10.30 per share, respectively, using the Black-Scholes model.

The weighted average assumptions (annualized percentages) used in the Black-Scholes model and Monte Carlo simulation were as follows:

	Stock Options			Market-based Performance Stock Options			Employee Stock Purchase Plan		
	Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2025	Fiscal Year 2024	Fiscal Year 2023
Volatility	64.5%	54.2%	46.4%	—	56.4%	49.9%	97.3%	66.6%	60.5%
Risk-free interest rate	3.5%	4.2%	3.4%	—	4.4%	3.8%	4.6%	5.3%	3.4%
Dividend yield	0.0%	0.0%	0.0%	—	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life	5.0 years	5.0 years	5.0 years	—	4.6 years	5.0 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options and market-based performance options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards. The expected terms or lives of stock options and market-based performance stock options represent the expected period of time from the date of grant to the estimated date that the stock options under the Company's Equity Participation Plan would be fully exercised. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior.

A summary of stock option activity for fiscal year 2025 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at March 31, 2024	221,949	$ 51.95		
Options granted	35,000	17.33		
Options expired	(68,231)	61.67		
Options exercised	—	—		
Outstanding at March 31, 2025	188,718	$ 42.02	2.9	$ —
Vested and exercisable at March 31, 2025	152,718	$ 46.72	2.3	$ —

The total intrinsic value of stock options exercised during fiscal years 2025, 2024 and 2023 was zero, an insignificant amount and zero, respectively. All options issued under the Company's Equity Participation Plan have an exercise price equal to the fair market value of the Company's stock on the date of the grant. The Company recorded no excess tax benefits during fiscal years 2025, 2024 and 2023.

A summary of market-based performance stock option activity for fiscal year 2025 is presented below:

	Number of Shares (1)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at March 31, 2024	3,356,983	$ 31.29		
Market-based performance options granted	—	—		
Market-based performance options canceled	(793,978)	33.84		
Market-based performance options exercised	—	—		
Outstanding at March 31, 2025	2,563,005	$ 30.50	3.8	$ —
Vested and exercisable at March 31, 2025	—	$ —	—	$ —

(1)   Number of shares is based on the target number of options under each market-based performance stock option.

Restricted stock units. RSUs represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of RSUs or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. RSUs generally vest over three or four years (except for one-year for certain RSUs granted to the members of the Company's Board of Directors). Compensation cost for these awards is based on the fair value on the date of grant and is recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2025, 2024 and 2023, the Company recognized $56.6 million, $57.4 million and $59.1 million, respectively, in stock-based compensation expense related to RSU awards.

The per unit weighted average grant date fair value of RSUs granted during fiscal years 2025, 2024 and 2023 was $15.77, $29.21 and $35.04, respectively.

A summary of RSU activity for fiscal year 2025 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Outstanding at March 31, 2024	4,020,734	$ 37.11
Awarded	3,704,379	15.77
Forfeited	(391,204)	25.09
Vested	(1,575,356)	37.67
Outstanding at March 31, 2025	5,758,553	$ 24.05
Vested and deferred at March 31, 2025	206,332	$ 50.44

The total fair value of shares vested related to RSUs during the fiscal years 2025, 2024 and 2023 was $15.3 million, $34.1 million and $46.9 million, respectively.

Performance-based restricted stock units. During fiscal year 2025, the Company granted performance-based restricted stock units with a market condition (such as stock price milestone) (market condition PSUs) and performance-based restricted stock units with a performance condition (such as an operational milestone) (performance condition PSUs) to executive officers and certain other high-level employees under the Equity Participation Plan and Inducement Plan. The Company's market condition PSUs cliff vest at the end of three years and the Company's performance condition PSUs have a one year performance-based vesting period and a three-year time-based vesting schedule. The number of shares of market condition PSUs that will become eligible to vest is based on a comparison over a three-year performance period of the Company's TSR to the TSR of the companies included in the Russell 3000 Index. The final number of market condition PSUs that will be issued will range from 0% to 175% of the target number of PSUs based on the Company's relative TSR ranking for the performance period. The final number of shares of performance condition PSUs that will be issued will range from 0% to 175% of the target number of PSUs depending on the Company's performance for a given fiscal year period against pre-established targets. PSUs must be vested under both the time-based vesting schedule and the performance-based vesting conditions in order to be issued. PSUs represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement and achievement of performance-based vesting conditions. There is no exercise price and no monetary payment required for receipt of PSUs or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. The Company estimates the fair value of market condition PSUs at the grant date using a Monte Carlo simulation. The expense for market condition PSUs that vest is recognized regardless of the actual outcome achieved and is recognized on a graded-vesting basis. Compensation cost for performance condition PSUs is based on the fair value on the date of grant. Expense for performance condition PSUs that vest is recognized each period based on a probability assessment of the expected outcome of the performance targets with a final adjustment upon measurement at the end of the performance period and is recognized on a graded-vesting basis. During fiscal year 2025, the Company recognized $5.1 million in stock-based compensation expense related to all PSUs, for which the expense for performance condition PSUs was based on an estimated weighted average performance multiplier of approximately 150%.

The per unit weighted average grant date fair value of PSUs granted during fiscal year 2025 was $18.13.

A summary of PSU activity for fiscal year 2025 is presented below:

	Number of Shares (1)	Weighted Average Grant Date Fair Value per Share
Outstanding at March 31, 2024	—	$ —
Awarded	635,585	18.13
Forfeited	(25,847)	18.24
Vested	—	—
Outstanding at March 31, 2025	609,738	$ 18.13

(1)   Number of shares is based on the target number of PSUs under each market condition PSU and performance condition PSU. Based on an estimated weighted average performance multiplier of approximately 150%, approximately 400,000 of performance condition PSUs are expected to time vest over the next three years.

The weighted average assumptions (annualized percentages) used in the Monte Carlo simulation for market condition PSUs were as follows:

	Market Condition PSUs
	Fiscal Year 2025
Volatility	64.7%
Risk-free interest rate	4.3%
Dividend yield	0.0%

Note 10 — Shares Used In Computing Diluted Net Income (Loss) Per Share

The weighted average number of shares used to calculate basic and diluted net loss per share attributable to Viasat, Inc. common stockholders was the same for fiscal years 2025, 2024 and 2023, as the Company incurred a net loss from continuing operations (excluding income (loss) from continuing operations attributable to the noncontrolling interest) for such periods and inclusion of potentially dilutive weighted average shares of common stock would be antidilutive.

Potentially dilutive weighted average shares excluded from the calculation for fiscal years 2025, 2024 and 2023 consisted of 220,095 shares, 242,973 shares and 483,499 shares, respectively, related to stock options (other than market-based performance stock options), zero shares, zero shares, and 480,325 shares, respectively, related to market-based performance stock options and market condition PSUs, 5,539,871 shares, 2,066,973 shares and 2,477,067 shares, respectively, related to RSUs (other than PSUs), 165,498 shares, zero shares, and zero shares, respectively, related to performance condition PSUs, and 1,950,692 shares, 1,127,606 shares and 699,680 shares related to certain terms of the Viasat 401(k) Profit Sharing Plan and Employee Stock Purchase Plan.

Note 11 — Income Taxes

The components of income (loss) before income taxes by jurisdiction were as follows:

| | Fiscal Years Ended | | |
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
United States	$ (329,591)	$ (859,006)	$ (94,019)
Foreign	(215,703)	(334,940)	(68,136)
	$ (545,294)	$ (1,193,946)	$ (162,155)

The (provision for) benefit from income taxes included the following:

| | Fiscal Years Ended | | |
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
Current tax (provision) benefit:			
Federal	$ (28,247)	$ (12,128)	$ (11,494)
State	(2,661)	(1,010)	(5,231)
Foreign	(117,042)	(27,028)	(5,965)
	(147,950)	(40,166)	(22,690)
Deferred tax (provision) benefit:			
Federal	16,770	74,404	40,889
State	(102)	5,166	(80,715)
Foreign	132,223	100,070	13,098
	148,891	179,640	(26,728)
Total (provision for) benefit from income taxes	$ 941	$ 139,474	$ (49,418)

Significant components of the Company's net deferred tax assets were as follows:

	As of	
	March 31, 2025	March 31, 2024
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 252,589	$ 198,548
Tax credit carryforwards	159,806	141,015
Capitalized research and development costs	136,191	143,581
Operating lease liabilities	99,877	94,360
Interest carryforwards	105,182	88,269
Other	198,071	201,160
Valuation allowance	(430,501)	(353,642)
Total deferred tax assets	521,215	513,291
Deferred tax liabilities:		
Intangible assets	(576,599)	(683,366)
Property, equipment and satellites	(689,880)	(725,990)
Operating lease assets	(88,083)	(80,258)
Other	(75,918)	(88,357)
Total deferred tax liabilities	(1,430,480)	(1,577,971)
Net deferred tax assets (liabilities)	$ (909,265)	$ (1,064,680)

A reconciliation of the benefit from (provision for) income taxes to the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes is as follows:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
Tax (provision) benefit at federal statutory rate	$ 114,512	$ 250,728	$ 34,047
State tax provision, net of federal benefit	8,908	28,621	202
Tax credits	16,004	28,574	23,925
Change in federal valuation allowances	(49,566)	(105,968)	—
Change in state valuation allowances	(10,880)	(27,251)	(73,600)
Non-deductible compensation	(2,459)	(5,240)	(3,096)
Non-deductible transaction costs	(40)	(18,911)	(167)
Non-deductible meals and entertainment	(1,112)	(1,077)	(693)
Stock-based compensation	(12,932)	(12,182)	(12,032)
Change in state effective tax rate	(452)	292	458
Base Erosion and Anti-Abuse Tax (BEAT)	(30,448)	—	(8,610)
Foreign effective tax rate differential, net of valuation allowance	(9,185)	6,199	(5,769)
Unremitted subsidiary gains	(7,043)	(1,586)	(887)
Withholding taxes	(6,852)	(4,981)	(1,591)
Other	(7,514)	2,256	(1,605)
Total (provision for) benefit from income taxes	$ 941	$ 139,474	$ (49,418)

As of March 31, 2025, the Company had federal and state R&D tax credit carryforwards of $138.4 million and $203.4 million, respectively, which begin to expire in fiscal year 2040 and fiscal year 2026, respectively. As of March 31, 2025, the Company had federal and state net operating loss carryforwards of $597.2 million and $303.0 million, respectively, which begin to expire in fiscal year 2029 and fiscal year 2026, respectively.

Beginning in fiscal year 2023, for federal income tax purposes, the Company is required to capitalize and amortize domestic R&D expenditures over five years and foreign R&D expenditures over 15 years under the Tax Cuts and Jobs Act of 2017, which delays the deductibility of these expenditures.

In accordance with ASC 740, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of existing deferred tax assets ultimately depends on future profitability and the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under tax law. In the event that the Company's estimate of taxable income is less than that required to utilize the full amount of any deferred tax asset, a valuation allowance is established, which would cause a decrease to income in the period such determination is made. A valuation allowance of $430.5 million at March 31, 2025 and $353.6 million at March 31, 2024 has been established relating to federal, state and foreign net operating loss carryforwards, federal and state R&D tax credit carryforwards, foreign tax credit carryforwards, and other federal and state net deferred tax assets for cumulative timing differences that, based on management's estimate of future taxable income attributable to such jurisdictions and generation of additional research credits, are considered more likely than not to expire unused.

During the fourth quarter of fiscal year 2025, the Company released $10.3 million of valuation allowance previously recorded against U.S. deferred tax assets. The Company evaluated both the positive and negative evidence and released valuation allowance equal to the expected benefit from the deferred tax liabilities recorded for legacy Inmarsat U.S. entities in connection with a tax planning strategy to file a consolidated U.S. federal tax return.

During the second quarter of fiscal year 2024, in evaluating the Company's ability to realize its U.S. net deferred tax assets, the Company considered all available positive and negative evidence, including but not limited to operating results, forecasted ranges of future taxable income, and its recent satellite anomalies. ASC 740 places more weight on the objectively verifiable evidence of current pre-tax losses and recent events than forecasts of future profitability. Therefore, the Company determined it is more likely than not that its U.S. net deferred tax assets will not be realized, excluding its deferred tax assets and liabilities related to the separate U.S. tax return filings of Trellisware and the legacy Inmarsat entities. As a result, the Company's tax benefit for fiscal year 2024 was reduced by a valuation allowance recorded against such U.S. deferred tax assets.

In evaluating the Company's ability to realize the deferred tax asset for California R&D tax credits, the Company considered all available positive and negative evidence, including operating results and forecasted ranges of future taxable income, and determined it is more likely than not that a majority of its California R&D tax credits will not be realized due to reduced taxable income apportioned to California in connection with the Link-16 TDL Sale. During the second quarter of fiscal year 2023, the Company determined it is more likely than not that a majority of its California R&D tax credits will not be realized due to reduced taxable income apportioned to California in connection with the Link-16 TDL Sale. As a result, during the second quarter of fiscal year 2023, the Company recorded a valuation allowance of $69.0 million. The Company will continue to monitor its business strategies, weighing positive and negative evidence in assessing its realization of this asset in the future. In the event there is a need to release the valuation allowance, a tax benefit will be recorded.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	As of		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
Balance, beginning of fiscal year	$ 185,595	$ 129,738	$ 112,806
Increase related to prior year tax positions	1,571	2,728	2,549
Decrease related to prior year tax positions	(253)	(190)	(632)
Increase related to current year tax positions	14,017	15,608	16,123
Increase related to business combinations	—	54,193	—
Expiration of the statute of limitations for the assessment of taxes	(12,744)	(16,482)	(1,108)
Balance, end of fiscal year	$ 188,186	$ 185,595	$ 129,738

Of the total unrecognized tax benefits at March 31, 2025, $13.6 million would reduce the Company's annual effective tax rate if recognized, based on the Company's valuation allowance position at March 31, 2025. It is reasonably possible that there will not be a significant change in uncertain tax balances in the next 12 months.

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of March 31, 2025 and 2024, the Company had accrued interest and penalties of approximately $14.4 million and $16.9 million, respectively. Approximately $19.2 million was recorded through goodwill as part of the purchase accounting for the Inmarsat Acquisition at March 31, 2024. The Company recognized a tax benefit of $2.5 million, $2.0 million and $1.1 million for reductions of interest and penalties in income tax expense for fiscal years 2025, 2024 and 2023, respectively.

The Company is subject to periodic audits by domestic and foreign tax authorities. By statute, the Company's U.S. federal and state income tax returns are subject to examination by the tax authorities for fiscal years 2022 and thereafter. Additionally, net operating loss and R&D tax credit carryovers that were generated in prior years may also be subject to examination. With few exceptions, fiscal years 2021 and thereafter remain open to examination by foreign tax authorities. Calendar years 2007, 2018 and thereafter remain open in the U.K. for certain entities currently under enquiry. Calendar years 2014 and thereafter remain open in Norway for certain entities currently under enquiry. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations.

Note 12 — Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, the Company may make discretionary contributions to the plan which vest over three years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the fiscal year ended March 31, 2025, the Company elected to settle the discretionary contributions liability in shares of the Company's common stock, consistent with fiscal year 2024. Based on the closing price of the Company's common stock on March 31, 2025, the Company would issue approximately 2,643,897 shares of common stock at this time. Discretionary contributions accrued by the Company as of March 31, 2025 and 2024 amounted to $27.5 million and $28.1 million, respectively.

Note 13 — Related-Party Transactions

In the normal course of business, the Company engages in transactions with its equity method investments (Navarino UK and JSAT Mobile), which are considered related-party transactions. The Company recognized revenue from Navarino UK and JSAT Mobile in the amounts of $65.7 million and $64.4 million during fiscal years 2025 and 2024, respectively. The Company received cash of $68.8 million and $61.1 million from Navarino UK and JSAT Mobile during fiscal years 2025 and 2024, respectively. Accounts receivable from Navarino UK and JSAT Mobile as of March 31, 2025 and 2024 was $8.5 million and $13.2 million, respectively.

Note 14 — Commitments

From time to time, the Company enters into satellite construction agreements as well as various other satellite-related purchase commitments, including with respect to the provision of launch services, operation of its satellites and satellite insurance. As of March 31, 2025, future minimum payments under the Company's satellite construction contracts and other satellite-related purchase commitments for the next five fiscal years and thereafter were as follows:

Fiscal Years Ending	(In thousands)
2026	$ 262,927
2027	98,303
2028	79,747
2029	39,272
2030	1,491
Thereafter	5,638
	$ 487,378

The Company's contracts with satellite manufacturers require the Company to make monthly in-orbit satellite performance incentive payments with respect to certain satellites in commercial service, including interest, through fiscal year 2028, subject to the continued satisfactory performance of the applicable satellites. The Company records the net present value of these expected future payments as a liability and as a component of the cost of the satellites. As of March 31, 2025, the Company's estimated satellite performance incentive obligations and accrued interest for the applicable satellites were approximately $11.4 million, of which $6.2 million and $5.2 million have been classified as current in accrued liabilities and non-current in other liabilities, respectively. Under these satellite construction contracts, the Company may incur up to $11.4 million in total costs for satellite performance incentive obligations and related interest earned with potential future minimum payments of $5.8 million, $4.7 million and an insignificant amount in fiscal years 2026, 2027, 2028, respectively, with no commitments thereafter.

The Company has various other purchase commitments under satellite capacity agreements which are used to provide satellite networking services to its customers for future minimum payments, which as of March 31, 2025 are approximately $145.1 million, $82.9 million, $74.8 million, $73.2 million and $23.6 million in fiscal years 2026, 2027, 2028, 2029 and 2030, respectively, and $3.9 million of further minimum payments thereafter.

Note 15 — Contingencies

Periodically, the Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including government investigations and claims, and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. Such matters could result in fines; penalties, compensatory, treble or other damages; or non-monetary relief. A violation of government contract laws and regulations could also result in the termination of its government contracts or debarment from bidding on future government contracts. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

The Company has contracts with various U.S. Government agencies. Accordingly, the Company is routinely subject to audit and review by the DCMA, the DCAA and other U.S. Government agencies of its performance on government contracts, indirect rates and pricing practices, accounting and management internal control business systems, and compliance with applicable contracting and procurement laws, regulations and standards. An adverse outcome to a review or audit or other failure to comply with applicable contracting and procurement laws, regulations and standards could result in material civil and criminal penalties and administrative sanctions being imposed on the Company, which may include termination of contracts, forfeiture of profits, triggering of price reduction clauses, suspension of payments, significant customer refunds, fines and suspension, or a prohibition on doing business with U.S. Government agencies. In addition, if the Company fails to obtain an "adequate" determination of its various accounting and management internal control business systems from applicable U.S. Government agencies or if allegations of impropriety are made against it, the Company could suffer serious harm to its business or its reputation, including its ability to bid on new contracts or receive contract renewals and its competitive position in the bidding process. As of March 31, 2025, the DCMA had approved the Company's incurred costs through fiscal year 2022. The DCAA is currently auditing the Company's fiscal year 2024 recurring incurred cost submissions. The Company's cost accounting practices are examined for compliance with the applicable CAS. Although the Company has recorded contract revenues subsequent to fiscal year 2022 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of March 31, 2025 and 2024, the Company had $14.8 million and $16.6 million, respectively, in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. Government cost reimbursable contracts. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on the status of the related contracts.

Certain matters resolved during fiscal years 2024 and 2023

In July 2022 and September 2023, the Company settled certain pending litigation. Under the terms of the settlement and licensing agreement, the Company receives certain payments, which may vary based on sales of licensed products. The Company received payments and recognized $41.7 million, $99.9 million and $55.8 million as product revenues within the Company's defense and advanced technologies segment during fiscal years 2025, 2024 and 2023, respectively, and recognized $7.2 million and $6.4 million as interest income during fiscal years 2024 and 2023, respectively.

Note 16 — Segment Information

The Company reports its results in two separate segments consisting of communication services and defense and advanced technologies. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance. Due to the resegmentation that was implemented commencing with the first quarter of fiscal year 2025, prior period segment amounts have been recast to conform to the current segment presentation.

The Company's reportable segments (communication services and defense and advanced technologies) have been determined based upon their market and economic characteristics while also giving consideration to the structure and management of various business lines. The reportable segments are primarily determined based upon industry categories and core competencies relating to product or service end market distribution, operations, and servicing and distinguished by the type of customer and, to a lesser extent, the related contractual requirements.

The Company's communication services segment provides a wide range of broadband and narrowband communications solutions across government and commercial mobility markets, as well as for residential and enterprise fixed broadband customers. The Company's communication services segment revenues are primarily derived from the Company's aviation services (including IFC services), government satcom services, maritime services (including narrowband and safety of communication capabilities), fixed broadband services, and energy services, as well as a wide array of advanced satellite and wireless products, networks and terminal solutions that support or enable the provision of fixed and mobile broadband and narrowband services.

The Company's defense and advanced technologies segment develops and offers a diverse array of resilient, vertically integrated solutions to government and commercial customers, leveraging the Company's technical competencies in encryption, cyber security, tactical gateways, modems and waveforms. The more regulated government environment for defense, encryption and other products is subject to unique contractual requirements and possesses economic characteristics that differ from the communication services segment. The Company's defense and advanced technologies segment revenues are primarily derived from the Company's information security and cyber defense, space and mission systems, tactical networking, and advanced technologies and other, products and services, which are provided to government and commercial customers.

The Company's Chief Operating Decision Maker (CODM) is the Company's Chairman of the Board and Chief Executive Officer. Segment operating profits (losses) are the primary measure used by the Company's CODM to evaluate segment operating performance. The CODM regularly reviews budget-to-actual variances of segment operating profits (losses) when evaluating segment performance and allocating resources to each segment.

Segment revenues, expenses and operating profits (losses) for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

		Fiscal Years Ended				
		March 31, 2025		March 31, 2024		March 31, 2023
				(In thousands)		
Revenues:						
Communication services						
Aviation services	$	1,048,225	$	864,834	$	346,950
Government satcom services		754,552		596,826		165,897
Maritime services		477,968		430,090		3,362
Fixed services and other services		741,601		906,762		919,440
Total services		3,022,346		2,798,512		1,435,649
Total products		276,139		343,028		269,126
Total communication services revenues		3,298,485		3,141,540		1,704,775
Defense and advanced technologies						
Total services		203,430		206,082		166,383
Information security and cyber defense products		325,439		302,056		181,591
Space and mission systems products		304,870		309,253		259,286
Tactical networking products		319,577		202,094		179,099
Advanced technologies and other products		67,770		122,733		65,024
Total products		1,017,656		936,136		685,000
Total defense and advanced technologies revenues		1,221,086		1,142,218		851,383
Elimination of intersegment revenues		—		—		—
Total revenues	$	4,519,571	$	4,283,758	$	2,556,158
Expenses:						
Communication services						
Depreciation	$	988,447	$	825,788	$	350,954
Stock-based compensation expense		48,760		52,662		51,578
Other than acquired intangible assets amortization		41,373		50,718		49,058
Acquisition and transaction related expenses		50,807		114,113		53,285
Ground network (FY25), satellite (FY24) impairment and related charges, net		169,400		905,496		—
Other segment items (2)		2,049,920		2,009,817		1,389,302
Total communication services expenses (1)		3,348,707		3,958,594		1,894,177
Defense and advanced technologies						
Depreciation		48,020		41,853		52,701
Stock-based compensation expense		31,625		30,969		30,534
Other than acquired intangible assets amortization		19,034		12,000		11,047
Acquisition and transaction related expenses		13,660		43,466		33,011
Other segment items (2)		892,072		859,517		660,833
Total defense and advanced technologies expenses (1)		1,004,411		987,805		788,126
Total expenses	$	4,353,118	$	4,946,399	$	2,682,303
Operating profits (losses):						
Communication services	$	(50,222)	$	(817,054)	$	(189,402)
Defense and advanced technologies		216,675		154,413		63,257
Elimination of intersegment operating profits (losses)		—		—		—
Segment operating profit (loss) before corporate and amortization of acquired intangible assets		166,453		(662,641)		(126,145)
Corporate:						
Amortization of acquired intangible assets		(263,933)		(227,165)		(29,811)
Interest income		83,920		96,258		19,512
Interest expense		(421,944)		(400,398)		(26,809)
(Loss) gain on extinguishment of debt, net		(99,814)		—		—
Other income (expense), net		(9,976)		—		1,098
Income (loss) from continuing operations before income taxes	$	(545,294)	$	(1,193,946)	$	(162,155)

(1)   For fiscal years 2025, 2024, and 2023, IR&D expense and related activities, including allocable depreciation, stock-based compensation and other expenses were $83.4 million, $105.0 million and $99.5 million, respectively, for the communication services segment, and $59.0 million, $45.7 million and $29.4 million, respectively, for the defense and advanced technologies segment.

(2)   Other segment items include operating expenses such as cost of service and product revenues, selling, general and administrative expenses, IR&D expenses and related activities excluding allocable portion of depreciation, other than acquired intangibles amortization, stock-based compensation, and certain significant items that are disclosed under each segment.

The CODM is not regularly provided assets on a segment basis, therefore, such information is not presented.

Revenues by geographic area for the fiscal years ended March 31, 2025, 2024 and 2023 were as follows:

	Fiscal Years Ended		
	March 31, 2025	March 31, 2024	March 31, 2023
	(In thousands)		
U.S. customers	$ 3,117,233	$ 3,029,303	$ 2,147,651
Non U.S. customers (each country individually insignificant)	1,402,338	1,254,455	408,507
Total revenues	$ 4,519,571	$ 4,283,758	$ 2,556,158

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was approximately $1.7 billion at March 31, 2025 and approximately $2.0 billion at March 31, 2024, including a net book value of long-lived assets located in the United Kingdom of $1.2 billion and $1.3 billion (primarily related to the Inmarsat Acquisition) as of March 31, 2025 and March 31, 2024, respectively.

Note 17 — Subsequent Event

On May 2, 2025, subsequent to fiscal year 2025, the Company repurchased all of the outstanding 2025 Notes at a redemption price of 100% of the principal amount so redeemed plus accrued and unpaid interest thereon to the redemption date, and the indenture governing the 2025 Notes was satisfied and discharged in accordance with its terms. As a result of the redemption of the 2025 Notes, the Company is expected to recognize a loss of an insignificant amount on extinguishment of debt during the first quarter of fiscal year 2026.

VALUATION AND QUALIFYING ACCOUNTS

For the Three Fiscal Years Ended March 31, 2025

	Deferred Tax Asset Valuation Allowance
	(In thousands)
Balance, March 31, 2022	$ 78,071
Charged to costs and expenses	71,976
Deductions	—
Balance, March 31, 2023	150,047
Charged to costs and expenses	139,687
Charged to goodwill*	63,908
Deductions	—
Balance, March 31, 2024	353,642
Charged to costs and expenses	76,859
Deductions	—
Balance, March 31, 2025	$ 430,501

* Related to the acquisition of Inmarsat

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." As of May 9, 2025, there were approximately 425 holders of record of our common stock. A substantially greater number of holders of Viasat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant. In addition, as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations", the existing terms of our Credit Facilities and each of the indentures governing our senior unsecured and senior secured notes restrict our ability to declare or pay dividends on our common stock.

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement Viasat's consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), Viasat uses non-GAAP net income (loss) attributable to Viasat, Inc., Adjusted EBITDA and free cash flow, measures Viasat believes are appropriate to enhance an overall understanding of Viasat's past financial performance and prospects for the future. We believe non-GAAP net income (loss) attributable to Viasat, Inc. and Adjusted EBITDA provide useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. We believe free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions and for certain other activities. Free cash flow can vary significantly from period to period depending upon, among other things, operating asset and liability balances, service and product revenues, operating efficiencies, increases or decreases in purchases of property and equipment, subscriber additions (losses), subscriber churn, and other factors. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to Viasat's historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for evaluating the operating performance of our segments, allocating resources to such segments, planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. A reconciliation of specific adjustments to GAAP results is provided in the tables below.

AN ITEMIZED RECONCILIATION BETWEEN NET INCOME (LOSS) ATTRIBUTABLE TO VIASAT, INC. AND ADJUSTED EBITDA FROM CONTINUING OPERATIONS IS AS FOLLOWS:

(In thousands, unaudited)	Fiscal Year Ended
	March 31, 2025
GAAP net income (loss) attributable to Viasat, Inc.	$ (574,962)
Provision for (benefit from) income taxes	(941)
Interest expense (income), net	338,024
Depreciation and amortization	1,360,807
Stock-based compensation expense	80,385
Acquisition and transaction related expenses [1]	64,467
Ground network impairment and related charges	169,400
Loss (gain) on extinguishment of debt, net	99,814
Other (income) expense, net	9,976
Adjusted EBITDA	$ 1,546,970

[1] Costs typically consist of acquisition, integration, and disposition related costs

AN ITEMIZED RECONCILIATION BETWEEN NET CASH PROVIDED (USED IN) OPERATING ACTIVITIES AND FREE CASH FLOW IS AS FOLLOWS:

(In thousands, unaudited)	Three Months Ended			
	March 31, 2025	**December 31, 2024**	**September 30, 2024**	**June 30, 2024**
Net cash provided by (used in) operating activities	$ 298,443	$ 219,459	$ 239,189	$ 151,096
Purchase of property, equipment and satellites, and other assets (capital expenditures)	(247,723)	(252,632)	(228,808)	(301,019)
Free cash flow	$ 50,720	$ (33,173)	$ 10,381	$ (149,923)

Forward-looking statements

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements regarding projections of earnings, revenue, free cash flow, costs or other financial items; anticipated trends in our business or key markets; growth opportunities; the ability to successfully compete in our target markets and durability or strengthening of competitive advantages; the construction, completion, testing, launch, commencement of commercial service, expected performance and benefits of satellites and satellite payloads (including satellites planned or under construction) and the timing thereof; the expected capacity, coverage, service speeds and other features of our satellites, and the cost, economics and benefits associated therewith; anticipated subscriber growth; introduction, integration and expansion of multi-orbit capabilities; future economic conditions; the development, customer acceptance and anticipated performance of our technologies, products or services; plans, objectives and strategies for future operations; ability to drive capital efficiency and improved resource utilization; the number of additional aircraft or vessels anticipated to be put into service with our connectivity systems; expected revenue streams from the Ligado settlement; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ materially include: our ability to realize the anticipated benefits of any existing or future satellite; unexpected expenses related to our satellite projects; risks associated with the construction, launch and operation of satellites, including the effect of any anomaly, launch, operational or deployment failure or degradation in satellite performance; capacity constraints in our business in the lead-up to the launch of services on new satellites; increasing levels of competition in our target markets; our ability to successfully implement our business plan on our anticipated timeline or at all; our ability to successfully develop, introduce and sell new technologies, products and services; audits by the U.S. Government; changes in the global business environment and economic conditions; delays in approving U.S. Government budgets and cuts in government defense expenditures; our reliance on U.S. Government contracts, and on a small number of contracts which account for a significant percentage of our revenues; reduced demand for products and services as a result of continued constraints on capital spending by customers; changes in relationships with, or the financial condition of, key customers or suppliers; our reliance on a limited number of third parties to manufacture and supply our products; introduction of new technologies and other factors affecting the communications and defense industries generally; the effect of adverse regulatory changes (including changes affecting spectrum availability or permitted uses) on our ability to sell or deploy our products and services; changes in the way others use spectrum; our inability to access additional spectrum, use spectrum for additional purposes, and/or operate satellites at additional orbital locations; competing uses of the same spectrum or orbital locations that we utilize or seek to utilize; the effect of changes to global tax laws; our level of indebtedness and ability to comply with applicable debt covenants; our involvement in litigation, including intellectual property claims and litigation to protect our proprietary technology; compliance by Ligado with the terms of the settlement; our dependence on a limited number of key employees; and other factors identified under the heading "Risk Factors" in Part I, Item 1A of Viasat's Annual Report on Form 10-K, elsewhere therein and our other filings with the Securities and Exchange Commission (the SEC). Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Corporate information

Board of directors

Mark Dankberg
Chairman of the Board, Chief Executive Officer
and Co-founder

Richard Baldridge
Director and former Vice Chairman

Bill LaPlante
Independent Director

Sean Pak
Lead Independent Director and
Partner, Quinn Emanuel Urquhart & Sullivan LLP

Michael Paull
Independent Director and Chief Executive Officer, RBmedia

John Stenbit
Independent Director and Private Consultant

Theresa Wise
Independent Director and Chief Executive Officer,
Utaza, LLC

Executive officers

Mark Dankberg
Chairman of the Board, Chief Executive Officer
and Co-founder

Robert Blair
Senior Vice President, General Counsel
and Secretary

Girish Chandran
Corporate Chief Technical Officer and President, Engineering

Gary Chase
Senior Vice President and Chief Financial Officer

James Dodd
Senior Vice President and President, Commercial Services

Shawn Duffy
Senior Vice President and Chief Accounting Officer

Craig Miller
Senior Vice President and President, Government

Ben Palmer
President, Maritime

Annual meeting

The 2025 Annual Meeting will be held on September 4
at 8:30 a.m. PT. This year's annual meeting will
be completely virtual, and may be accessed at
www.virtualshareholdermeeting.com/VSAT2025

Independent registered public accounting firm

PricewaterhouseCoopers LLP
12790 El Camino Real
Suite 100
San Diego, CA 92130

General legal counsel

Latham & Watkins LLP
12670 High Bluff Drive
San Diego, CA 92130

Transfer agent and registrar

Mailing addresses:
Using standard mail
Computershare Trust Company, N.A.
Attn: Shareholder Services
P.O. Box 43006
Providence, RI 02940-3006

Using overnight delivery
Computershare Trust Company, N.A.
Attn: Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021

Phone numbers:
1-877-373-6374
1-312-588-4162 (Outside of U.S.)

Shareholder website: http://www.computershare.com/investor
E-mail: web.queries@computershare.com

Investor relations

For investor information, financial information, SEC filings, and other useful
information, visit our website at www.viasat.com. To obtain a printed copy of
our Form 10-K without charge, or to receive additional copies of this Annual
Report or other financial information, please contact our Investor Relations
department at:

Viasat, Inc.
Attn: Investor Relations
6155 El Camino Real
Carlsbad, California 92009
+1 760-476-2633
ir@viasat.com


